SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: March 30, 2007
IVANHOE MINES LTD.
(Translation of Registrant’s Name into English)
Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
          Form 20-F- ☐ Form 40-F- ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
          Yes: ☐ No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.)
Enclosed:
Management proxy circular and Notice of Meeting
Proxy
Supplemental return card
Electronic consent
December 31, 2006 financial statements, notes and MD & A

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: March 30, 2007	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President & Corporate Secretary

Notice of Annual Meeting of the Shareholders
and
Management Proxy Circular
of
IVANHOE MINES LTD.
DATED: March 22, 2007

IVANHOE MINES LTD.
Notice of Annual General Meeting of Shareholders
May 11, 2007
NOTICE IS HEREBY GIVEN that an Annual General Meeting of shareholders of Ivanhoe Mines Ltd. (the “Corporation”) will be held on Friday, May 11, 2007, at 9:00 a.m. local time, in Terraces A & B of the Terminal City Club located at 837 West Hastings Street, Vancouver, British Columbia for the following purposes:
1.	to receive the annual report of the directors to the shareholders;

2.	to receive the audited consolidated financial statements of the Corporation for the year ended December 31, 2006 and the auditors’ report thereon;

3.	to elect directors for the ensuing year;

4.	to appoint auditors for the ensuing year and to authorize the directors to fix the auditors’ remuneration;

5.	to consider, and if thought advisable, to pass an ordinary resolution authorizing the Corporation to amend and restate the Employees’ and Directors’ Equity Incentive Plan (the “Incentive Plan”) to: (i) increase the maximum number of Common Shares of the Corporation which may be allocated for issuance from 32,000,000 under the Corporation’s existing Incentive Plan to 37,000,000 Common Shares under the proposed amended and restated plan; (ii) increase the maximum number of Common Shares of the Corporation issuable under the Bonus Plan component of the Incentive Plan from 2,000,000 Common Shares to 3,500,000 Common Shares; (iii) amend the existing Incentive Plan’s “general amendment” provisions to comply with recent amendments to the rules and policies of the Toronto Stock Exchange; and (iv) make other technical amendments to the existing Incentive Plan;

6.	to consider, and if thought advisable, to confirm revisions to the By-Laws of the Corporation to allow for shares to be issued electronically, without a certificate, as will be required for shares listed on a U.S. stock exchange beginning in 2008; and

7.	to transact such other business as may properly come before the meeting or any adjournment thereof.
The Board of Directors has fixed March 21, 2007 as the Record Date for the determination of shareholders entitled to notice of, and to vote at, this Annual General Meeting and at any adjournment thereof.
A Management Proxy Circular, Form of Proxy, the Audited Consolidated Financial Statements and Management’s Discussion and Analysis for the year ended December 31, 2006 and return envelope accompany this Notice of Meeting.

A shareholder, who is unable to attend the Meeting in person and who wishes to ensure that such shareholder’s shares will be voted at the Meeting, is requested to complete, date and execute the enclosed form of proxy and deliver it by facsimile, by hand or by mail in accordance with the instructions set out in the form of proxy and in the Management Proxy Circular.
Dated at Vancouver, British Columbia, this 22nd day of March, 2007.
BY ORDER OF THE BOARD
“Beverly A. Bartlett”
Vice President and Corporate Secretary

IVANHOE MINES LTD.
World Trade Centre
Suite 654 – 999 Canada Place
Vancouver, British Columbia, V6C 3E1
MANAGEMENT PROXY CIRCULAR
SOLICITATION OF PROXIES
This Management Proxy Circular is furnished to the holders of common shares (“shareholders”) of IVANHOE MINES LTD. (the “Corporation”) by management of the Corporation in connection with the solicitation of proxies to be voted at the Annual General Meeting (the “Meeting”) of the shareholders to be held at 9:00 a.m., local time, on May 11, 2007 in Terraces A & B of the Terminal City Club located at 837 W. Hastings Street, Vancouver, British Columbia, and at any adjournment thereof, for the purposes set forth in the Notice of Meeting.
The solicitation of proxies by management will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Corporation. All costs of this solicitation will be borne by the Corporation.
The Board of Directors of the Corporation has fixed the close of business on March 21, 2007 as the record date, being the date for the determination of the registered shareholders entitled to receive notice of, and to vote at, the Meeting (the “Record Date”).
Unless otherwise stated, the information contained in this Management Proxy Circular is as of March 22, 2007. All dollar amounts are expressed in Canadian dollars (“Cdn.$”) or United States dollars (“U.S.$”) as indicated.
APPOINTMENT OF PROXYHOLDERS
A shareholder entitled to vote at the Meeting may, by means of a proxy, appoint a proxyholder or one or more alternate proxyholders, who need not be shareholders, to attend and act at the Meeting for the shareholder and on the shareholder’s behalf.
The individuals named in the enclosed form of proxy are directors and/or officers of the Corporation. A shareholder may appoint, as proxyholder or alternate proxyholder, a person or persons other than any of the persons designated in the enclosed form of proxy, and may do so either by inserting the name or names of such persons in the blank space provided in the enclosed form of proxy or by completing another proper form of proxy.
A shareholder forwarding the enclosed proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space. If the shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item is to be left blank. The shares represented by the proxy submitted by a shareholder will be voted in accordance with the directions, if any, given in the proxy.
An appointment of a proxyholder or alternate proxyholders will not be valid unless a form of proxy making the appointment, signed by the shareholder or by an attorney of the shareholder authorized in writing, (a “Proxy”) is deposited with CIBC Mellon Trust Company, by facsimile to (416) 368-3976 or 1-866-781-3111, by mail to P.O. Box 1900, Vancouver, British Columbia, V6E 3X1 or P.O. Box 721, Agincourt, Ontario, M1S 0A1, or by hand to The Oceanic Plaza, 1600 — 1066 Hastings Street, Vancouver, British Columbia, V6E 3K9 or 320 Bay Street, Banking Hall Level, Toronto, Ontario, M5H 4A6, and received by CIBC Mellon Trust Company not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.
REVOCATION OF PROXIES
A shareholder who has given a Proxy may revoke the Proxy
(a)	by depositing an instrument in writing executed by the shareholder or by the shareholder’s attorney authorized in writing
(i)	with CIBC Mellon Trust Company, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the Meeting or the adjournment thereof at which the Proxy is to be used,

(ii)	at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or an adjournment thereof, at which the Proxy is to be used,

(iii)	with the chairman of the Meeting on the day of the Meeting or an adjournment thereof, or
(b)	in any other manner provided by law.
A revocation of a Proxy will not affect a matter on which a vote is taken before the revocation.
EXERCISE OF DISCRETION
The persons named in the enclosed form of proxy will vote or withhold from voting the shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them. In the absence of such direction in respect of a particular matter, such shares will be voted in favour of such matter. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. As of the date of this Management Proxy Circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting. However, if any other matters which are not now known to management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxies.
VOTES NECESSARY TO PASS RESOLUTIONS
The Corporation’s by-laws provide that the quorum for the transaction of business at the Meeting is at least one individual present at the commencement of the Meeting holding, or representing by form of proxy the holder or holders of, common shares carrying, in the aggregate, not less than thirty-three and one-third percent (33-1/3%) of the votes eligible to be cast at the Meeting.

Under the Yukon Business Corporations Act (the “YBCA”) a majority of the votes cast by shareholders at the Meeting is required to pass an ordinary resolution and a majority of two-thirds of the votes cast at the Meeting is required to pass a special resolution.
Shareholders will also be asked to elect directors and appoint auditors for the ensuing year. If there are more nominees for election as directors or appointment as the Corporation’s auditors than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation.
At the Meeting, shareholders will be asked to consider and, if deemed warranted, to pass an ordinary resolution, the full text of which is set out as Schedule B hereto (the “Equity Incentive Plan Resolution”), all as more particularly described in this Management Proxy Circular under “Particulars of Matters to be Acted Upon – Amended and Restated Equity Incentive Plan”, authorizing the Corporation to: (i) increase the maximum number of Common Shares of the Corporation which may be allocated for issuance from 32,000,000 under the Corporation’s existing Incentive Plan to 37,000,000 Common Shares under the proposed amended and restated plan; (ii) increase the maximum number of Common Shares of the Corporation issuable under the Bonus Plan component of the Incentive Plan from 2,000,000 Common Shares to 3,500,000 Common Shares; (iii) amend the existing Incentive Plan’s “general amendment” provisions to comply with recent amendments to the rules and policies of the Toronto Stock Exchange; and (iv) make other technical amendments to the existing Incentive Plan. The Equity Incentive Plan Resolution is an ordinary resolution and, as such, requires approval by a majority of the votes cast by shareholders at the Meeting.
Shareholders will also be asked to consider at the Meeting and, if deemed warranted, to pass an ordinary resolution, the full text of which is set out under “Particulars of Matters to be Acted Upon – By-Law Amendment Resolution” in this Management Proxy Circular (the “By-Law Amendment Resolution”) confirming revisions to the By-Laws of the Corporation enacted by the Board on March 9, 2007 to allow for shares to be issued electronically, without a certificate, as will be required for shares listed on a U.S. stock exchange beginning in 2008. The By-Law Amendment Resolution is an ordinary resolution and, as such, requires approval by a majority of the votes cast by shareholders at the Meeting.
VOTING BY NON-REGISTERED SHAREHOLDERS
Only registered shareholders of the Corporation or the persons they appoint as their proxies are permitted to vote at the Meeting. Most shareholders of the Corporation are “non-registered” shareholders (“Non-Registered Shareholders”) because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. Shares beneficially owned by a Non-Registered Shareholder are registered either:
(i)	in the name of an intermediary (an “Intermediary”) that the Non-Registered Shareholder deals with in respect of the shares of the Corporation (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or

(ii)	in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.

In accordance with applicable securities law requirements, the Corporation will have distributed copies of the Notice of Meeting, this Management Proxy Circular, the form of proxy and the request form (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for distribution to Non-Registered Shareholders.
Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless a Non-Registered Shareholder has waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will either be given:
(a)	a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “voting instruction form”) which the Intermediary must follow. Typically, the voting instruction form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the voting instruction form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label with a bar-code and other information. In order for the form of proxy to validly constitute a voting instruction form, the Non-Registered Shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company; or

(b)	a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly complete the form of proxy and deposit it with the Corporation, c/o CIBC Mellon Trust Company, The Oceanic Plaza, 1600 — 1066 Hastings Street, Vancouver, British Columbia, V6E 3K9 or 320 Bay Street, Banking Hall Level, Toronto, Ontario, M5H 4A6.
In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the shares of the Corporation they beneficially own. Should a Non-Registered Shareholder who receives one of the above forms wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the persons named in the form of proxy and insert the Non-Registered Shareholder or such other person’s name in the blank space provided. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or voting instruction form is to be delivered.
A Non-Registered Shareholder may revoke a form of proxy or voting instruction form given to an Intermediary by contacting the Intermediary through which the Non-Registered Shareholder’s common shares of the Corporation are held and following the instructions of the intermediary respecting the revocation of proxies. In order to ensure that an Intermediary acts upon a revocation of a proxy form or voting instruction form, the written notice should be received by the Intermediary well in advance of the Meeting.
VOTING SHARES AND PRINCIPAL HOLDERS
The Corporation’s authorized capital consists of an unlimited number of Common Shares without par value and an unlimited number of Preferred Shares without par value.
As of March 22, 2007, the Corporation had issued 373,917,043 fully paid and non-assessable Common Shares without par value, each carrying the right to one vote. As of such date, no Preferred Shares were issued or outstanding.
A holder of record of one or more Common Shares on the securities register of the Corporation on the Record Date who either attends the Meeting personally or deposits a Proxy in the manner and subject to the provisions described above will be entitled to vote or to have such share or shares voted at the Meeting, except to the extent that
(a)	the shareholder has transferred the ownership of any such share after the Record Date, and

(b)	the transferee produces a properly endorsed share certificate for, or otherwise establishes ownership of, any of the transferred shares and makes a demand to CIBC Mellon Trust Company no later than 10 days before the Meeting that the transferee’s name be included in the list of shareholders in respect thereof.
To the knowledge of the directors and senior officers of the Corporation, the only persons who beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to the outstanding Common Shares of the Corporation, the approximate number of Common Shares so owned, controlled or directed and the percentage of voting shares of the Corporation represented by such shares and the share ownership by the current directors and senior officers of the Corporation as a group are:

	Number of Shares Owned,		Percentage of Shares
Name and Address	Controlled or Directed		Outstanding
Robert M. Friedland Singapore	100,942,325	(1)	27.0%
Tradewinds Global Investors LLC California, U.S.A. (2)(3)	41,329,001	(4)	11.05%
Directors and Officers as a group(5)	101,772,370	(6)	27.12%

(1)	Common Shares are held directly (as to 19,810,801 shares) and indirectly through Newstar Securities SRL (as to 30,808,992 shares), a company beneficially owned and controlled by Mr. Friedland, and Goldamere Holdings SRL (as to 50,322,533 shares), a company beneficially owned and controlled as to 91.91% by Mr. Friedland. Common Shares held directly and indirectly by Mr. Friedland do not include 2,000,000 unissued Common Shares issuable upon the exercise of incentive stock options.

(2)	Tradewinds Global Investors LLC (“Tradewinds”) is an advisory and investment management subsidiary of Nuveen Investments Inc. (NYSE: JNC) (“Nuveen”) focused on international and global equity investing. Nuveen is a provider of investment advisory services and a distributor of open-end, closed-end and managed account products to affluent, high-net-worth and institutional investors. See note 3 below.

(3)	Information relating to Tradewinds is not within the knowledge of management of the Corporation and has been derived from filings with the U.S. Securities and Exchange Commission.

(4)	Represents the number of Common Shares held by Tradewinds as of March 19, 2007.

(5)	Common Shares held by the directors and senior officers as a group do not include 8,993,100 unissued Common Shares issuable upon the exercise of incentive stock options.

(6)	Includes 100,942,325 Common Shares held directly and indirectly by Robert M. Friedland.
In addition to the foregoing, Rio Tinto International Holdings Ltd., of London, England (“Rio Tinto”) owns 37,089,883 shares (being 9.92% of the issued and outstanding Common Shares). Pursuant to an agreement dated October 18, 2006 (the “Rio Tinto Agreement”), Rio Tinto is obligated to subscribe for an additional 46,304,473 shares upon the completion of certain conditions precedent, including the completion of an investment contract with the Government of Mongolia in connection with the Corporation’s Oyu Tolgoi project (the “Investment Contract”). If such investment is completed, Rio Tinto would hold approximately 19.9% of the Corporation’s issued and outstanding Common Shares. Rio Tinto also holds warrants to purchase up to 92,053,044 shares at prices between U.S.$8.38 and U.S.$9.02 per share until two years after the earlier of completion of the Investment Contract and October 27, 2009. If, in addition to completing the second tranche investment, the warrants are fully exercised, Rio Tinto would hold approximately 34.25% of the Corporation’s issued and outstanding Common Shares.
Pursuant to the Rio Tinto Agreement, Rio Tinto is entitled to nominate a person or persons for appointment or election to the Board from time to time in proportion to the percentage of the Corporation’s issued and outstanding shares it holds. Mr. Bret Clayton, an executive officer of Rio Tinto, has been nominated as one of management’s nominees for election as a Director of the Corporation at the Meeting. See “Election of Directors – Management Nominees”.
Concurrent with the Rio Tinto Agreement, Rio Tinto and Robert M. Friedland entered into a shareholders’ agreement, whereby Mr. Friedland has agreed to vote or cause to be voted any Common Shares he controls, directly or indirectly, in favour of any transaction contemplated by the Rio Tinto Agreement.
INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON
No person who has been a director or officer of the Corporation at any time since the beginning of its last completed financial year, any proposed nominee for director of the Corporation or any associate or affiliate of the foregoing has any material interest, direct or indirect, in any matter to be acted upon at the Meeting, except as disclosed in this Information Circular.
ELECTION OF DIRECTORS
Term of Office
The Corporation’s articles provide that the number of directors of the Corporation will be a minimum of three and a maximum of 12. The term of office of each of the current directors will end at the conclusion of the Meeting. Unless a director’s office is earlier vacated in accordance with the provisions of the YBCA, each director elected will hold office until the conclusion of the next annual meeting of the Corporation or, if no director is then elected, until a successor is elected.

Management Nominees
The following table sets out the names of management’s nominees for election as directors, their ages, all major offices and positions with the Corporation and any of its significant affiliates each now holds, each nominee’s principal occupation, business or employment, the period of time during which each has been a director of the Corporation, the number of Common Shares of the Corporation beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at March 22, 2007, and the number of options to purchase Common Shares of the Corporation held by each as at March 22, 2007.

Robert M. Friedland
Singapore
Age:  56
Executive Chairman
Director Since: 1994
Director Status:
Non-Independent
(Management)

Mr. Friedland is the founder and Executive Chairman of the Corporation. He has been a member of the Corporation’s Executive Committee since its formation in March, 2005.
He is Chairman and President of Ivanhoe Capital Corporation, a company based in Singapore and Beijing that specializes in venture capital and project financing for international business enterprises, predominantly in the resource sector. He also is a co-founder and Deputy Chairman, Capital Markets, for Ivanhoe Energy, which is developing advanced, proprietary technology that converts heavy oil into lighter crude oil.
Mr. Friedland was named 2006 Mining Person of the Year by the Northern Miner publishing group of Canada for his success in negotiating a strategic partnership between Ivanhoe Mines and Rio Tinto to develop the Corporation’s Oyu Tolgoi copper-gold project in Mongolia. Following his earlier role in the discovery and sale of the Voisey’s Bay nickel-copper-cobalt deposit in Eastern Canada, he was named Developer of the Year in 1996 by the Prospectors and Developers Association of Canada for his work in establishing and financing companies engaged in mineral exploration and development around the world.
Mr. Friedland graduated from Reed College, Oregon, in 1974 with an undergraduate degree in political science.

Principal Occupation, Business or Employment(1)
Chairman of the Corporation (March 1994 – present); Chief Executive Officer of the Corporation (March 1994 – 2006); Chairman and President, Ivanhoe Capital Corporation (1998 to Present).

Board/Committee Membership:	2006 Attendance:		Other Public Company Board Membership:
			Company:	Since:
Board of Directors Executive Committee	5 of 7 2 of 2	71% 100%	Ivanhoe Energy Inc. (TSX; NASDAQ)	1995
Common Shares Beneficially Owned, Controlled or Directed(1) (2):

Year	Common Shares	Total Market Value of Common Shares(8)
2006	100,942,326	$1,372,815,633
2005	100,834,334	$916,584,096
Options Held:

Date Granted	Expiry Date	Number	Vested/	Exercise	Total	Value of
		Granted	Unvested	Price(9)	Unexercised	Unexercised Options(10)
Mar. 27, 2006	Mar. 27, 2013	2,000,000	900,000/ 1,100,000(11)	$9.73	2,000,000	$7,740,000

Peter Meredith
North Vancouver,
British Columbia, Canada
Age:  63
Deputy Chairman
Director Since: 2005
Director Status:
Non-Independent
(Management)

Peter Meredith became the Corporation’s Deputy Chairman in May, 2006 and oversees the Corporation’s business development and corporate relations. Mr. Meredith was the Corporation’s CFO from May, 2004 to May, 2006 and from June, 1999 to November, 2001.
Prior to joining the Corporation, Mr. Meredith spent 31 years with Deloitte & Touche LLP, chartered accountants, and retired as a partner in 1996.
Mr. Meredith is a Chartered Accountant, a Certified Management Accountant and a member of the Canadian Institute of Chartered Accountants.

Principal Occupation, Business or Employment(1)
Deputy Chairman (May 2006 – present); Chief Financial Officer of the Corporation (June 1999 – November 2001; May 2004 – May 2006); Chief Financial Officer, Ivanhoe Capital Corporation (1996 – present); Senior Partner, Deloitte & Touche, chartered accountants (1966 – 1996)

Board/Committee Membership:	2006 Attendance:		Other Public Company Board Membership:
			Company:	Since:
Board of Directors Executive Committee	7 of 7 2 of 2	100% 100%	Jinshan Gold Mines Inc. (TSX) Olympus Pacific Minerals Inc. (TSX) Asia Gold Corp. (TSX-V) Entrée Gold Inc. (TSX; AMEX) Great Canadian Gaming Corporation (TSX)	2004 2004 2003 2002 2000
Common Shares Beneficially Owned, Controlled or Directed(1) (2):

Year	Common Shares	Total Market Value of Common Shares(8)
2006	68,195	$927,452
2005	87,452	$794,938.68
Options Held:

Date Granted	Expiry Date	Number	Vested/	Exercise	Total	Value of
		Granted	Unvested	Price(9)	Unexercised	Unexercised Options(10)
Mar. 27, 2006	Mar. 27, 2013	400,000	180,000/ 220,000(12)	$9.73	400,000	$1,548,000
May 14, 2004	May 14, 2009	200,000	120,000/ 80,000(13)	$8.20	200,000	$1,080,000
Feb. 4, 2004	Feb. 4, 2009	50,000	40,000/ 10,000(14)	$7.69	50,000	$295,000

John Macken
Co. Louth, Ireland
Age:  55
President and Chief
Executive Officer
Director Since: 2004
Director Status:
Non-Independent
(Management)

John Macken joined the Corporation in November, 2003 and is its President and Chief Executive Officer. He has been a member of the Corporation’s Executive Committee since its formation in March, 2005. Prior to joining the Corporation,
Mr. Macken had spent 19 years with Freeport McMoran Copper and Gold, most recently as Freeport’s Senior Vice-President of Strategic Planning and Development.
Mr. Macken spent a total of 13 years with Freeport’s operating unit, P.T. Freeport Indonesia, and from 1996 to 2000 he held the position of Senior Vice-President, Strategic Planning and Development at Freeport’s Grasberg open pit and underground mining complex in Papua, the world’s largest single copper and gold mine. Between 1996 and 1998, Mr. Macken headed and completed ahead of schedule and under budget an expansion valued at almost U.S.$1 billion at the Grasberg mining complex.
Mr. Macken graduated from Trinity College in Dublin in 1976 with a BA and BAI (Hon) in engineering.

Principal Occupation, Business or Employment(1)
Chief Executive Officer of the Corporation (May, 2006 – present); President of the Corporation (January 2004 – present); Consultant (2000 – January, 2004); Senior Vice President of Freeport McMoran Copper & Gold (1996 – 2000)

Board/Committee Membership:	2006 Attendance:		Other Public Company Board Membership:
			Company:	Since:
Board of Directors Executive Committee	7 of 7 2 of 2	100% 100%	N/A	N/A
Common Shares Beneficially Owned, Controlled or Directed(1) (2):

Year	Common Shares	Total Market Value of Common Shares(8)
2006	6,214	$84,510
2005	NIL	NIL
Options Held:

Date Granted	Expiry Date	Number	Vested/	Exercise	Total	Value of
		Granted	Unvested	Price(9)	Unexercised	Unexercised Options(10)
Mar. 27, 2006	Mar. 27, 2013	2,000,000	900,000/ 1,100,000(11)	$9.73	2,000,000	$7,740,000
Mar. 30, 2004	Mar. 30, 2014	1,000,000	1,000,000/ NIL	$7.78	1,000,000	$5,820,000
Nov. 1, 2003	Nov. 1, 2013	1,000,000	1,000,000/ NIL	$12.70	1,000,000	$900,000

David Huberman
Vancouver, British Columbia
Canada
Age:  72
Lead Director
Director Since: 2003
Director Status:
Independent

David Huberman is the President of Coda Consulting Corp., a law and business consulting firm. He practiced business law from 1972 until 1996 as a senior partner of a Canadian business law firm, specializing in corporate, commercial, banking, securities, regulatory and mining law. From 1997 to 1999, he served as Executive Vice President and General Counsel of Lions Gate Entertainment Corp.
Mr. Huberman received his B.A. and LL.B. from the University of British Columbia and his LL.M. from Harvard Law School. He was called to the British Columbia bar in 1960 and was a full time member of the Faculty of Law at the University of British Columbia from 1960 to 1972, focusing on corporation, securities and administrative law.
Mr. Huberman was appointed to the Corporation’s Board of Directors as Lead Independent Director in September, 2003 and as Chairman of the Corporate Governance & Nominating Committee and the Compensation & Benefits Committee in November, 2003. He has been a member of the Corporation’s Executive Committee since its formation in March, 2005.

Principal Occupation, Business or Employment(1)
President, Coda Consulting Corp. (1993 – present)

Board/Committee Membership:	2006 Attendance:		Other Public Company Board Membership:
			Company:	Since:
Board of Directors Executive Committee Corporate Governance & Nominating Committee – Chairman Compensation & Benefits Committee – Chairman Non-Management Directors	7 of 7 2 of 2 4 of 4 5 of 5 5 of 5	100% 100% 100% 100% 100%	N/A	N/A
Common Shares Beneficially Owned, Controlled or Directed(1) (2):

Year	Common Shares	Total Market Value of Common Shares(8)	Minimum Share Ownership Required(7)
2006	20,000	$272,000	20,000
2005	20,000	$181,800
Options Held:

Date Granted	Expiry Date	Number	Vested/	Exercise	Total	Value of
		Granted	Unvested	Price(9)	Unexercised	Unexercised Options(10)
May 12, 2006	May 12, 2011	25,000	NIL/ 25,000(15)	$10.56	25,000	$76,000
May 10, 2005	May 10, 2010	25,000	25,000/ NIL	$9.37	25,000	$105,750
Sept. 3, 2004	Sept. 3, 2009	25,000	25,000/ NIL	$7.00	25,000	$165,000
Sept. 16, 2003	Sept. 16, 2008	210,000	160,000/ 50,000(16)	$6.75	210,000	$1,438,500

R. Edward Flood
Reno, Nevada, United
States
Age:  61
Director Since: 1995
Director Status:
Non-Independent(3)

Ed Flood is the Chairman of Western Uranium Corporation, a mineral exploration company with a focus on uranium. He is also Managing Director, Investment Banking, for Haywood Securities (UK) Ltd., a subsidiary of one of Canada’s leading independent investment dealers. He served as Deputy Chairman of the Corporation until February, 2007, assisting in developing the Corporation’s growth and its establishment as a significant presence in Asia’s mineral exploration and mining sectors. Mr. Flood was the Corporation’s founding President.
Prior to joining the Corporation, from 1993 to 1995, Mr. Flood was a principal at Robertson Stephens & Co., a U.S. investment bank and a member of Robertson Stephens’ investment team. From 1983 to 1993, he served as Manager, Project Evaluation for NERCO Minerals Company. He has also held the position of senior mining analyst with Haywood Securities Inc from 1999 to 2001.
Mr. Flood holds a Masters of Science (Geology) degree from the University of Montana and a BSc (Geology) degree from the University of Nevada.

Principal Occupation, Business or Employment(1)
Chairman of Western Uranium Corporation (March 2007 – present); Managing Director, Investment Banking, Haywood Securities (UK) Ltd. (March 2007 – present); Deputy Chairman of the Corporation (May 1999 – February 2007); Senior Mining Analyst, Haywood Securities Inc. (May 1999 – November 2001), President of the Corporation (1995 – 1999)

Board/Committee Membership:	2006 Attendance:		Other Public Company Board Membership:
			Company:	Since:
Board of Directors	7 of 7	100%

Western Uranium Corporation
(TSX-V) – Chairman

Asia Gold Corp. (TSX-V)

Jinshan Gold Mines Inc. (TSX)

Ivanhoe Energy Inc. (TSX; NASDAQ)
(will cease as a director of
Ivanhoe Energy Inc. at the
conclusion of the next annual
meeting of shareholders,
scheduled for May 3, 2007)
				2007 2003 2002 1999
Common Shares Beneficially Owned, Controlled or Directed(1) (2):

Year	Common Shares	Total Market Value of Common Shares(8)
2006	313,585	$4,264,756
2005	145,192	$1,319,795
Options Held:

Date Granted	Expiry Date	Number	Vested/	Exercise	Total	Value of
		Granted	Unvested	Price(9)	Unexercised	Unexercised Options(10)
Mar. 27, 2006	Mar. 27, 2013	300,000	135,000/ 165,000(17)	$9.73	300,000	$1,161,000

John Weatherall
Kingston, Ontario
Canada
Age:  74
Director Since: 1996
Director Status:
Independent

John Weatherall is the President of Scarthingmoor Asset Management Inc. Mr. Weatherall was Chairman of TD Asset Management, the investment unit of a Canadian chartered bank, and earlier head of Institutional Equity with responsibility for investment research at Wood Gundy Inc., and Greenshields Inc. He has served as a director on the Board of Slocan Forest Products, Greenshields Inc., and Wood Gundy Inc., and was for many years Chairman of Okanagan Skeena Group Ltd.
Mr. Weatherall has previously served on the audit committees of five publicly traded companies.

Principal Occupation, Business or Employment(1)
President, Scarthingmoor Asset Management Inc. (April 1996 – present)

Board/Committee Membership:	2006 Attendance:		Other Public Company Board Membership:
			Company:	Since:
Board of Directors Audit Committee – Chairman Corporate Governance & Nominating Committee Non-Management Directors	7 of 7 3 of 4 4 of 4 3 of 5	100% 75% 100% 60%	IFL Investment Foundation (Canada) Limited (TSX-V) (member of Audit Committee) Stratic Energy Corporation (TSX)	2006 2004
Common Shares Beneficially Owned, Controlled or Directed(1) (2):

Year	Common Shares	Total Market Value of Common Shares(8)	Minimum Share Ownership Required(7)
2006	74,500	$1,013,200	20,000
2005	74,500	$677,205
Options Held:

Date Granted	Expiry Date	Number	Vested/	Exercise	Total	Value of
		Granted	Unvested	Price(9)	Unexercised	Unexercised Options(10)
May 12, 2006	May 12, 2011	25,000	NIL/ 25,000(15)	$10.56	25,000	$76,000
May 10, 2005	May 10, 2010	25,000	25,000/ NIL	$9.37	25,000	$105,750
Sept. 3, 2004	Sept. 3, 2009	25,000	25,000/ NIL	$7.00	25,000	$165,000
June 12, 2003	June 12, 2008	50,000	40,000/ 10,000(18)	$3.25	50,000	$517,500

Kjeld Thygesen
London, England
United Kingdom
Age:  60
Director Since: 2001
Director Status:
Independent

Kjeld Thygesen is the Managing Director of Lion Resource Management.
Kjeld Thygesen has over 30 years experience as an analyst and fund manager in the resource sector. A graduate of the University of Natal in South Africa, he joined African Selection Trust, a subsidiary of Selection Trust Limited, in 1970, researching and managing a portfolio of South African mining companies.
In 1972, Mr. Thygesen joined James Capel & Co. in London, England and served as a member of their gold and mining research team. In 1979, he joined N.M. Rothschild & Sons Limited as manager of its Commodities and Natural Resources Department with overall responsibility for strategy and management of commodity trusts and precious metal funds. Mr. Thygesen became an executive director of N.M. Rothschild Asset Management Limited in 1984 and N.M. Rothschild International Asset Management Limited in 1987. Mr. Thygesen left the N.M. Rothschild Group in 1989 to co-found Lion Resource Management Limited, an FSA regulated and SEC registered specialist investment manager in the mining and natural resources sector.

Principal Occupation, Business or Employment(1)
Managing Director of Lion Resource Management (May 1989 – present)

Board/Committee Membership:	2006 Attendance:		Other Public Company Board Membership:
			Company:	Since:
Board of Directors Audit Committee Corporate Governance & Nominating Committee Compensation & Benefits Committee Non-Management Directors	6 of 7 4 of 4 4 of 4 5 of 5 5 of 5	86% 100% 100% 100% 100%	Superior Mining Corporation (TSX-V)	2005
Common Shares Beneficially Owned, Controlled or Directed(1) (2):

Year	Common Shares	Total Market Value of Common Shares(8)	Minimum Share Ownership Required(7)
2006	150,000	$2,040,000	20,000
2005	150,000	$1,363,500
Options Held:

Date Granted	Expiry Date	Number	Vested/	Exercise	Total	Value of
		Granted	Unvested	Price(9)	Unexercised	Unexercised Options(10)
May 12, 2006	May 12, 2011	25,000	NIL/ 25,000(15)	$10.56	25,000	$76,000
May 10, 2005	May 10, 2010	25,000	25,000/ NIL	$9.37	25,000	$105,750
Sept. 3, 2004	Sept. 3, 2009	25,000	25,000/ NIL	$7.00	25,000	$165,000

The Hon. Robert Hanson
London, England
United Kingdom
Age:  46
Director Since: 2001
Director Status:
Independent

Robert Hanson is the Chairman of Hanson Westhouse Limited and Hanson Capital Investments Limited and the Hanson Transport Group Limited, and he is also Managing Partner of Millennium Hanson Internet Partners. Mr. Hanson was formerly an Associate Director of N.M. Rothschild & Sons from 1983 to 1990, serving in Hong Kong, Chile and Spain. From 1990 to 1997, he served on the board of directors of Hanson plc responsible for strategy, mergers and acquisition transactions.
He was educated at Eton and received his MA in English Language & Literature from St Peter’s College, Oxford.

Principal Occupation, Business or Employment(1)
Chairman of: Hanson Capital Investments Limited (February 1998 – present); Hanson Transport Group (May 1990 – present); and Hanson Westhouse (city of London merchant bank) (2006 – present)

Board/Committee Membership:	2006 Attendance:		Other Public Company Board Membership:
			Company:	Since:
Board of Directors Corporate Governance & Nominating Committee Compensation & Benefits Committee Non-Management Directors	6 of 7 3 of 4 3 of 5 4 of 5	86% 75% 60% 80%	N/A
Common Shares Beneficially Owned, Controlled or Directed(1) (2):

Year	Common Shares	Total Market Value of Common Shares(8)	Minimum Share Ownership Required(7)
2006	85,000	$1,156,000	20,000
2005	85,000	$772,650
Options Held:

Date Granted	Expiry Date	Number	Vested/	Exercise	Total	Value of
		Granted	Unvested	Price(9)	Unexercised	Unexercised Options(10)
May 12, 2006	May 12, 2011	25,000	NIL/ 25,000(15)	$10.56	25,000	$76,000
May 10, 2005	May 10, 2010	25,000	25,000/ NIL	$9.37	25,000	$105,750
Sept. 3, 2004	Sept. 3, 2009	25,000	25,000/ NIL	$7.00	25,000	$165,000

Dr. Markus Faber
Chiang Mai, Thailand
Age:  61
Director Since: 2002
Director Status:
Independent

Markus Faber is the Managing Director of Marc Faber Ltd., an investment advisory and fund management firm. In addition,
Dr. Faber acts as an director and advisor to a number of private investment funds, and publishes a widely read monthly investment newsletter entitled “The Gloom, Boom & Doom Report” and is the author of several books including “Tomorrow’s Gold - Asia’s Age of Discovery”. He is a regular contributor to several leading financial publications around the world, including Forbes and Barron’s. He has over 35 years experience in the finance industry, including acting as manager of an investment bank in the U.S. in which he routinely performed financial analysis on a range of different companies.
Dr. Faber received his PhD in Economics magna cum laude from the University of Zurich.

Principal Occupation, Business or Employment(1)
Managing Director, Marc Faber Ltd. (June 1990 – present)

Board/Committee Membership:	2006 Attendance:		Other Public Company Board Membership:
			Company:	Since:
Board of Directors Audit Committee Corporate Governance & Nominating Committee Non-Management Directors	7 of 7 4 of 4 3 of 4 4 of 5	100% 100% 75% 80%	N/A	N/A
Common Shares Beneficially Owned, Controlled or Directed(1) (2):

Year	Common Shares	Total Market Value of Common Shares(8)	Minimum Share Ownership Required(7)
2006	30,000	$408,000	20,000
2005	20,000	$181,800
Options Held:

Date Granted	Expiry Date	Number	Vested/	Exercise	Total	Value of
		Granted	Unvested	Price(9)	Unexercised	Unexercised Options(10)
May 12, 2006	May 12, 2011	25,000	NIL/ 25,000(15)	$10.56	25,000	$76,000
May 10, 2005	May 10, 2010	25,000	25,000/ NIL	$9.37	25,000	$105,750
Sept. 3, 2004	Sept. 3, 2009	25,000	25,000/ NIL	$7.00	25,000	$165,000

Howard R. Balloch
Beijing, China
Age:  55
Director Since: 2005
Director Status:
Independent(4)

Howard Balloch is President and founding member of the investment advisory firm, The Balloch Group. He is currently Vice Chairman of the Canada China Business Council. Mr. Balloch was Canada’s Ambassador to China from 1996 to 2001.
Mr. Balloch received his BA (Honours) Political Science and Economics from McGill University in 1971 and his M.A. International Relations from McGill University in 1972, and was enrolled in further post-graduate studies at the University of Toronto and at the Fondation Nationale de Sciences politiques in Paris from 1973 to 1976.

Principal Occupation, Business or Employment(1)
President, The Balloch Group (July 2001– present); Vice Chairman, Canada China Business Council (July 2001 – present); Canadian Ambassador to China, Mongolia and Democratic Republic of Korea (April 1996 – July 2001)

Board/Committee Membership:(4)	2006 Attendance:		Other Public Company Board Membership:
			Company:	Since:
Board of Directors Corporate Governance & Nominating Committee Compensation & Benefits Committee Non-Management Directors	7 of 7 N/A(4) N/A(4) 4 of 5	100% N/A(4) N/A(4) 80%	East Energy Corp. (TSX-V) Methanex Corporation (TSX; NASDAQ) Tiens Biotech Group (USA) Ltd. (OTCBB) Ivanhoe Energy Inc. (TSX; NASDAQ)	2006 2004 2003 2002
Common Shares Beneficially Owned, Controlled or Directed(1) (2):

Year	Common Shares	Total Market Value of Common Shares(8)	Minimum Share Ownership Required(7)
2006	50,000	$680,000	20,000
2005	7,000	$63,630
Options Held:

Date Granted	Expiry Date	Number	Vested/	Exercise	Total	Value of
		Granted	Unvested	Price(9)	Unexercised	Unexercised Options(10)
May 12, 2006	May 12, 2011	25,000	NIL/ 25,000(15)	$10.56	25,000	$76,000
Mar. 11, 2005	Mar. 11, 2010	25,000	25,000/ NIL	$10.51	25,000	$77,250

David Korbin
West Vancouver, British
Columbia, Canada
Age:  65
Director Since: 2006
Director Status:
Independent

David Korbin, a management and financial consultant, was appointed to the Corporation’s Board of Directors in May, 2006. He is a director of E-Comm Emergency Communications for Southwest British Columbia Incorporated, and acted as Chairman of
E-Comm’s board of directors from 2003 to 2006 and as Chair of their audit committee from 2001 to 2004. From 1992 to 2000, he was a director of the Vancouver General Hospital (Audit Committee Chair: 1993-4) and the Vancouver Hospital and Health Sciences Centre (Chair: 1995-8).
Mr. Korbin qualified as a Chartered Accountant in 1966, and prior to 1987 served as managing partner of a number of smaller accounting firms. From 1990 to 1992 he was a managing partner of the Vancouver office of Deloitte & Touche LLP.

Principal Occupation, Business or Employment(1)
Independent Financial Consultant

Board/Committee Membership:(5)	2006 Attendance:		Other Public Company Board Membership:
			Company:	Since:
Board of Directors Audit Committee Corporate Governance & Nominating Committee Compensation & Benefits Committee Non-Management Directors	4 of 4 2 of 2 1 of 1 2 of 2 2 of 2	100% 100% 100% 100% 100%	Seaspan Corporation (NYSE) (Chair of Audit Committee since 2005)	2005
Common Shares Beneficially Owned, Controlled or Directed(1) (2):

Year	Common Shares	Total Market Value of Common Shares(8)	Minimum Share Ownership Required(7)
2006	5,000	$68,000	20,000
Options Held:

Date Granted	Expiry Date	Number	Vested/	Exercise	Total	Value of
		Granted	Unvested	Price(9)	Unexercised	Unexercised Options(10)
May 12, 2006	May 12, 2011	25,000	NIL/ 25,000(15)	$10.56	25,000	$76,000

Bret K. Clayton(6)
London, England, United
Kingdom
Age:  45
Director Since: nominee
Director Status:
Non-Independent(6)

Bret Clayton is Chief Executive of Rio Tinto Copper based in London. Mr. Clayton provides management oversight to the Copper group, which comprises Kennecott Utah Copper and Kennecott Minerals Company in the United States, and interests in the copper mines of Escondida in Chile, Grasberg in Indonesia, Northparkes in Australia, Palabora in South Africa, as well as the Oyu Tolgoi copper project in Mongolia, the Resolution copper project in the United States and the La Granja copper project in Peru.
During his career with Rio Tinto group, Mr. Clayton has held numerous senior management positions, including President and CEO of Rio Tinto Energy America, Head of Financial Planning and Reporting for Rio Tinto plc in London and General Manager Commercial and Chief Financial Officer for Hamersley Iron and Rio Tinto Iron Ore in Perth, Australia.
Mr. Clayton holds a Bachelor of Arts Degree in Accounting from the University of Utah in Salt Lake City and is a graduate of the International Executive Management Program of INSEAD in Fontainebleau, France.

Principal Occupation, Business or Employment
Chief Executive, Rio Tinto Copper (July 2006-present); prior thereto, President and CEO of Rio Tinto America (October 2002 to July 2006)

Board/Committee Membership:	Attendance:	Other Public Company Board Membership:
		Company	Since
N/A	N/A	N/A	N/A
Common Shares Beneficially Owned, Controlled or Directed(1) (2):

Common Shares	Total Market Value of Common Shares(8)
NIL	NIL
Options Held:

Date Granted	Expiry Date	Number	Vested/	Exercise	Total	Value of
		Granted	Unvested	Price(9)	Unexercised	Unexercised Options(10)
N/A	N/A	N/A	N/A	N/A	N/A	N/A

(1)	The information as to principal occupation, business or employment and shares beneficially owned, controlled or directed by a nominee is not within the knowledge of the management of the Corporation and has been furnished by the nominee.

(2)	Does not include unissued common shares issuable upon the exercise of incentive stock options.

(3)	Mr. Flood served as Deputy Chairman of the Corporation and a member of management until February 15, 2007 and is accordingly considered to be “non-independent”.

(4)	On January 2, 2007, Mr. Balloch qualified as an “independent” director under the applicable standards of the CSA Corporate Governance Guidelines, the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules. He became a member of each of the Corporate Governance & Nominating Committee and the Compensation & Benefits Committee on January 12, 2007.

(5)	Mr. Korbin joined the Board of Directors and the Audit Committee on May 12, 2006. He became a member of each of the Corporate Governance & Nominating Committee and the Compensation & Benefits Committee on August 11, 2006.

(6)	Mr. Clayton has been nominated for election as a Director by Rio Tinto pursuant to the provisions of the Rio Tinto Agreement (see “Voting Shares and Principal Holders”), and is considered to be “non-independent” by virtue of the significant investment of Rio Tinto in the Corporation. From November 10, 2006 until the date of the Meeting, Mr. Tom Albanese, the Director, Group Resources, and CEO designate of Rio Tinto, has served as a member of the Board pursuant to the provisions of the Rio Tinto Agreement.

(7)	All independent Directors are required to beneficially own and hold a minimum of 20,000 Common Shares for as long as they are a Director of the Corporation. These Common Shares may be held either directly in the name of the Director or indirectly in the name of a company controlled by the Director. All current independent Director nominees, except Mr. Korbin, have met this minimum shareholding requirement. Mr. Korbin, first elected in 2006, has until May 12, 2009 to meet the share ownership requirement.

(8)	The “Total Market Value of Common Shares” is calculated by multiplying the closing price of the common shares of the Corporation on the Toronto Stock Exchange on March 22, 2007 ($13.60) and March 22, 2006 ($9.09), respectively, by the number of common shares held by the nominee as at the end of the prior year.

(9)	The “Exercise Price” is the closing price of the Common Shares on the Toronto Stock Exchange on the day prior to the grant date.

(10)	The “Value of Unexercised Options” is calculated on the basis of the difference between the closing price of the common shares on the Toronto Stock Exchange on March 22, 2007 and the Exercise Price of the options multiplied by the number of unexercised options on March 22, 2007.

(11)	The 1,100,000 unvested options will vest as follows: 300,000 will vest on the earlier of December 31, 2007 or achievement of each of four additional defined development criteria for Oyu Tolgoi currently planned for 2007; 300,000 will vest on the earlier of December 31, 2008 or achievement of one of two additional defined development criteria currently planned for Oyu Tolgoi for 2008; and the remaining 500,000 will vest on the earlier of December 31, 2009 and achievement of each of two additional defined development criteria planned for Oyu Tolgoi for 2009.

(12)	The 220,000 unvested options will vest as follows: 60,000 to vest on the earlier of December 31, 2007 or achievement of each of four additional defined development criteria for Oyu Tolgoi currently planned for 2007;

60,000 will vest on the earlier of December 31, 2008 or achievement of one of two additional defined development criteria currently planned for Oyu Tolgoi for 2008; and the remaining 100,000 will vest on the earlier of December 31, 2009 and achievement of each of two additional defined development criteria planned for Oyu Tolgoi for 2009.

(13)	40,000 unvested options will vest on May 14, 2007 and the remaining 40,000 unvested options will vest on May 14, 2008.

(14)	10,000 unvested options will vest on February 4, 2008.

(15)	25,000 unvested options will vest on May 12, 2007.

(16)	50,000 unvested options will vest on September 16, 2007.

(17)	The 165,000 unvested options will vest as follows: 45,000 will vest on the earlier of December 31, 2007 or achievement of each of four additional defined development criteria for Oyu Tolgoi currently planned for 2007; 45,000 will vest on the earlier of December 31, 2008 or achievement of one of two additional defined development criteria currently planned for Oyu Tolgoi for 2008; and the remaining 75,000 will vest on the earlier of December 31, 2009 and achievement of each of two additional defined development criteria planned for Oyu Tolgoi for 2009.

(18)	10,000 unvested options will vest on June 12, 2007.

Summary of Board and Committee Meetings Held
The following table summarizes Board and Committee meetings held during the year ended December 31, 2006:

Board of Directors	7
Audit Committee	4
Compensation and Benefits Committee	5
Corporate Governance and Nominating Committee	4
Executive Committee	2
During 2006, three meetings of the Board, two meetings of the Compensation and Benefits Committee, one meeting of the Audit Committee and one meeting of the Corporate Governance and Nominating Committee were held by teleconference. In addition, there were 26 resolutions passed in writing by the Board, seven by the Compensation and Benefits Committee, two by the Corporate Governance and Nominating Committee, and three by the Executive Committee. No resolutions in writing were passed by the Audit Committee in 2006. Resolutions in writing must be executed by all of the directors entitled to vote on a matter.

APPOINTMENT OF AUDITORS
Deloitte & Touche LLP, Chartered Accountants, will be nominated at the Meeting for re-appointment as auditors of the Corporation at remuneration to be fixed by the Board of Directors. Deloitte & Touche LLP have been the Corporation’s auditors since January 1995.
Fees billed by Deloitte & Touche LLP and its affiliates during fiscal 2006 and fiscal 2005 were approximately Cdn$2,534,000 and Cdn$1,343,000, respectively. The aggregate fees billed by the auditors in fiscal 2006 and fiscal 2005 are detailed below.

(Canadian $ in 000’s)	2006	2005
Audit Fees (a)	$1,588	$936
Audit Related Fees (b)	$246	$208
Tax Fees (c)	$700	$200
All Other Fees	—	—

Total	$2,534	$1,343

(a)	Fees for audit services billed or expected to be billed relating to fiscal 2006 and 2005 consisted of:
•	audit of the Corporation’s annual statutory financial statements;

•	reviews of the Corporation’s quarterly financial statements; and

•	comfort letters, consents, and other services related to SEC and Canadian securities regulatory authorities’ matters.
In addition, in 2006 fees were paid for services provided in connection with review pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 and the required attestations relating to internal controls.

(b)	Fees for audit-related services provided during fiscal 2006 and 2005 consisted of financial accounting and reporting consultations and audit of annual statutory financial statements of the Corporation’s subsidiaries.

(c)	Fees for tax services provided during fiscal 2006 and 2005 consisted of income tax compliance, and tax planning and advice relating to transactions and proposed transactions of the Corporation and its subsidiaries.

(d)	The Corporation did not incur fees for products and services provided by its principal accountant during fiscal 2006 and 2005 not disclosed in subsections (a), (b) or (c).
Pre-Approval Policies and Procedures
All services to be performed by the Corporation’s independent auditor must be approved in advance by the Audit Committee or a designated member of the Audit Committee (“Designated Member”). The Designated Member is a member of the Audit Committee who has been given the authority to grant pre-approvals of permitted audit and non-audit services.
The Audit Committee has considered whether the provision of services other than audit services is compatible with maintaining the auditors’ independence and has adopted a policy governing the provision of these services. This policy requires the pre-approval by the Audit Committee or the Designated Member of all audit and non-audit services provided by the external auditor, other than any de minimis non-audit services allowed by applicable law or regulation. The decisions of the Designated Member to pre-approve a permitted service needs to be reported to the Audit Committee at its regularly scheduled meetings.
Pre-approval from the Audit Committee or Designated Member can be sought for planned engagements based on budgeted or committed fees. No further approval is required to pay pre-approved fees. Additional pre-approval is required for any increase in scope or in final fees.
Pursuant to these procedures, 100% of each of the services provided by the Corporation’s external auditors relating to the fees reported as audit, audit-related, tax and all other fees were pre-approved by the Audit Committee or the Designated Member.
PARTICULARS OF MATTERS TO BE ACTED UPON
Amended and Restated Equity Incentive Plan
          Purpose
The Corporation is seeking authorization from its shareholders at the Meeting to amend and restate the Corporation’s existing Employees’ and Directors’ Equity Incentive Plan (the “Incentive Plan”) to: (i) increase the maximum number of Common Shares of the Corporation which may be allocated for issuance from 32,000,000 under the Corporation’s existing Incentive Plan (the “Existing Plan”) to 37,000,000 Common Shares under the proposed amended and restated plan (the “Amended Plan”); (ii) increase the maximum number of Common Shares of the Corporation which may be allocated for issuance under the Bonus Plan component of the Existing Plan from 2,000,000 Common Shares to 3,500,000 Common Shares; (iii) to amend the Existing Plan’s “general amendment” provisions to comply with recent amendments to the rules and policies of The Toronto Stock Exchange (“TSX”); and (iv) to make other technical amendments to the Existing Plan (the “Incentive Plan Amendment Resolution”). The TSX has approved the proposed amendments to the Existing Plan, subject to approval by the shareholders at the Meeting.
The Incentive Plan Amendment Resolution is attached to this Circular as Schedule B and the Amended Plan is attached as Schedule C to this Circular.
     Summary of Existing Plan
     Overview
The Existing Plan has three components: an Option Plan, which provides for the grant to eligible participants of incentive stock options exercisable to purchase Common Shares of the Corporation; a Bonus Plan, which provides for awards of fully paid Common Shares to eligible participants as and when determined to be warranted on the basis of past performance; and a Purchase Plan, under which eligible participants have the opportunity to purchase Common Shares through payroll deductions which are supplemented by Corporation contributions.
The eligible participants in the Existing Plan include directors of the Corporation or any affiliate, any full time and part time employees (including officers) of the Corporation or any affiliate thereof that the Board determines to be employees eligible for participation in the Existing Plan. Persons or companies engaged by the Corporation or an affiliate to provide services for an initial, renewable or extended period of 12 months or more are eligible for participation in the Existing Plan as the Board determines.
The Existing Plan is administered by the Compensation and Benefits Committee (the “Committee”) appointed by the Board.
Option Plan
     Option Grants
The Option Plan authorizes the Board, on the recommendation of the Committee, to grant options to purchase Common Shares. The number of Common Shares, the exercise price per Common Share, the vesting period and any other terms and conditions of options granted pursuant to the Option Plan, from time to time are determined by the Board, on the recommendation of the Committee, at the time of the grant, subject to the defined parameters of the Option Plan.
     Exercise Price
The exercise price of any option granted under the Existing Plan cannot be less than the weighted average price of the Common Shares on the Toronto Stock Exchange for the five days on which Common Shares were traded immediately preceding the date of grant.
     Exercise Period and Vesting
Options are exercisable for a period of time determined by the Board not exceeding five years from the date the option is granted. Options may be earlier terminated in the event of death or termination of employment or appointment. Vesting of options is determined by the Board. Failing a specific vesting determination by the Board, options automatically become exercisable incrementally over a period of five years from the date of grant, as to one-fifth of the total number of shares under option in each such year. The right to exercise an option may be accelerated in the event a takeover bid in respect of the Common Shares is made.
     Cashless Exercise
Share appreciation rights may also be granted, at the discretion of the Board on the recommendation of the Committee, to an Optionee in conjunction with, or at any time following the grant of, an option. Share appreciation rights under the Existing Plan effectively allow an Optionee to exercise an option on a “cashless” basis by electing to relinquish, in whole or in part, the right to exercise the option and receive, in lieu thereof, a number of fully paid Common Shares. The number of Common Shares issuable on the exercise of share appreciation rights is equal to the quotient obtained by dividing the difference between the aggregate fair market value and the aggregate option price of all Common Shares subject to the option by the fair market value of one (1) Common Share.
     Financial Assistance
The Board may, in its discretion but subject to applicable law, authorize the Corporation to make loans to employees (excluding any director or executive officer) to assist them in exercising options. The terms of any such loans include security, in favour of the Corporation, in the Common Shares issued upon exercise of the options, which security may be granted on a non-recourse basis. No such loans are currently outstanding.

     Termination or Death
If an optionee dies while employed by the Corporation, any option held by him will be exercisable for a period of 12 months or prior to the expiration of the options (whichever is sooner) by the person to whom the rights of the optionee shall pass by will or applicable laws of descent and distribution. If an optionee is terminated for cause, no option will be exercisable unless the Board determines otherwise. If an optionee is terminated for any reason other than cause, then the options will be exercisable for a period of 12 months or prior to the expiration of the options (whichever is sooner).
     Bonus Plan
The Bonus Plan permits the Board on the recommendation of the Committee to authorize the issuance, from time to time, of Common Shares to employees and directors of the Corporation and its affiliates. The criteria for determining if and when such awards should be made and the quantum of such awards is within the discretion of the Board. The Bonus Plan provides for the issuance of a maximum of 2,000,000 Common Shares in respect of bonus awards. Common Shares allocated to the Bonus Plan may be reallocated for issuance under the Option Plan or Purchase Plan and are then no longer available for issuance under the Bonus Plan.
     Purchase Plan
     Participation Criteria
Participants in the Purchase Plan are full-time employees of the Corporation who have completed at least one year (or less, at the discretion of the Board on the recommendation of the Committee) of continuous service and who elect to participate.
     Contribution Limits
Eligible employees are entitled to contribute up to seven per cent (7%) of their annual basic salary to the Share Purchase Plan in semi-monthly installments. The Corporation (at the discretion of the Board) makes a contribution of up to one hundred per cent (100%) of the employee’s contribution on a quarterly basis.
     Number of Shares
Each participant receives, at the end of each calendar quarter during which he or she participates in the Purchase Plan, a number of Common Shares equal to the quotient obtained by dividing the aggregate amount of all contributions to the Purchase Plan by the participant, and by the Corporation on the participant’s behalf, during the preceding quarter by the weighted average trading price of the Common Shares on the Toronto Stock Exchange during the quarter.
     Termination of Employment
If the participant’s employment with the Corporation is terminated for any reason, any portion of the participant’s contribution then held in trust for a participant pending a quarterly purchase of Common Shares is returned to him or her or to his or her estate.
     Transferability
Benefits, rights and options under the Existing Plan are non-transferable and during the lifetime of an Existing Plan participant, may only be exercised by such participant.

     Amendment Procedure
The Board has the right to amend, modify or terminate the Existing Plan, in whole or in part, at any time if and when deemed advisable in the absolute discretion of the Board of Directors. However, any amendment to the Existing Plan which would materially increase the benefits under the Existing Plan, materially modify the requirements as to eligibility for participation in the Existing Plan or materially increase the number of Common Shares that may be issued or reserved for issuance under the Existing Plan will be effective only upon the approval of the shareholders of the Corporation, and, if required, the approval of any regulatory body having jurisdiction over the securities of the Corporation and the approval of any stock exchange on which the Common Shares are then listed for trading.
     Share Issuance Limits
The aggregate maximum number of Common Shares which the Corporation may, from time to time, issue or reserve for issuance under the Existing Plan is 32,000,000 Common Shares. The aggregate number of Common Shares which the Corporation may at any time reserve for issuance under the Existing Plan to any one person may not exceed five per cent (5%), and to Insiders under the Existing Plan may not exceed ten per cent (10%), of the issued and outstanding Common Shares at such time. The aggregate number of Common Shares that may be issued within any one-year period to Insiders under the Existing Plan shall not exceed ten per cent (10%), and to any one Insider and his or her Associates under the Existing Plan may not exceed five per cent (5%), of the issued and outstanding Common Shares at such time.
     Securities Issued and Unissued under the Existing Plan
There are currently 373,917,043 Common Shares of the Corporation issued and outstanding. Since the date of inception of the Existing Plan on June 26, 1996, the 32,000,000 Common Shares authorized for issuance under the Existing Plan have been issued or reserved for issuance as follows:

		% of Issued
		and
		Outstanding
		Common
	Number of Common Shares	Shares
Common Shares previously issued upon exercise of options under Option Plan	14,418,918	3.9%
Common Shares reserved for future issuance pursuant to unexercised options under Option Plan	13,243,734	3.54%
Common Shares previously issued pursuant to Purchase Plan	601,426	0.16%
Common Shares previously issued pursuant to Bonus Plan	826,120	0.22%
Unissued Common Shares available for future awards under Bonus Plan	572,454	0.15%
Unissued Common Shares available for future option grants under Option Plan and purchases under Purchase Plan	2,337,348	0.63%
Maximum number of Common Shares available for issuance	32,000,000	8.56%

There are no entitlements to Common Shares under the Existing Plan which are subject to ratification by shareholders.
     Proposed Amendments
     Maximum Number of Shares Under the Incentive Plan and the Bonus Plan
The Existing Plan currently provides that the aggregate number of Common Shares that may be issued or reserved for issuance may not exceed 32,000,000 Common Shares. There is currently a balance available of 2,337,348 Common Shares available for future grants under the Option Plan and purchases under the Purchase Plan.
The Corporation believes that incentive stock options are a valuable mechanism for incentivizing the Corporation’s existing employees, attracting new employees and aligning their interests with those of the Corporation’s shareholders. To provide the Corporation with the continued flexibility of granting incentive stock options under the Option Plan, the Corporation is seeking approval from the shareholders at the Meeting, as part of the Incentive Plan Amendment Resolution, to increase the number of Common Shares of the Corporation issuable under the Existing Plan to a maximum of 37,000,000 Common Shares, which would represent 9.895% of the Common Shares currently issued and outstanding.
The Existing Plan currently provides for the issuance of a maximum of 2,000,000 Common Shares (within the overall maximum number of Common Shares issuable under the Incentive Plan) in respect of bonus awards. Bonus awards are an integral part of the Corporation’s compensation policy to reward extraordinary efforts of the Corporation’s officers and employees. To date, 826,120 bonus shares have been issued under the Bonus Plan. To provide the Corporation with the flexibility of granting incentive bonus shares, the Corporation is seeking approval, as part of the Incentive Plan Amendment Resolution, to increase the maximum number of Common Shares of the Corporation issuable under the Bonus Plan component of the Existing Plan to 3,500,000 Common Shares under the Amended Plan.
The proposed new share issuance limits appear as sections 3.2 and 5.1 of the Amended Plan attached as Schedule C to this Circular.
     Detailed Amendment Procedure
In light of recent amendments to the rules of the TSX (the “TSX Rules”), the Corporation is seeking authorization from its shareholders to replace the “general amendment” provision contained in the Existing Plan with a more detailed amendment provision that is compliant with TSX Rules. The TSX Rules now require equity incentive plans to outline more specifically which amendments may be made with, and without, the approval of the Corporation’s shareholders. In the absence of a revised amendment procedure that complies with the TSX Rules, the TSX requires shareholder approval for all amendments to an equity incentive plan.
The Corporation believes that in order to properly administer the Incentive Plan, the Board should continue to carry out certain amendments to the Incentive Plan and awards thereunder without having to seek shareholder approval for each such amendment. The Board has no current intention to make any amendments to the Plan, or any Options or awards thereunder, except as provided for in the Incentive Plan

Amendment Resolution. However, in order to adhere to the TSX Rules and to provide the Corporation with the flexibility to carry out certain amendments to the Incentive Plan without shareholder approval, the Corporation is seeking approval from the shareholders at the Meeting, as part of the Incentive Plan Amendment Resolution, to replace the “general amendment provision” in the Existing Plan with the more detailed amending provision in Section 5.7 of the Amended Plan which is attached as Schedule C to this Circular.
If the Amended Plan is adopted, the Board, based on the recommendation of the Compensation and Benefits Committee, will have the authority and discretion to amend the Incentive Plan and awards granted thereunder without shareholder approval for all matters, including the matters set forth in the proposed Section 5.7 of the Amended Plan, except for those matters requiring shareholder approval. Accordingly, under the Amended Plan, the Board will have the power to amend, suspend or terminate the Incentive Plan, and awards thereunder, including changes of a clerical or grammatical nature, changes regarding persons eligible to participate in the Incentive Plan, changes to the exercise price, vesting, terms and termination provisions of options, changes to the share appreciation right provisions, changes to the share bonus provisions (other than the maximum number of bonus shares issuable under the Incentive Plan), changes to the authority and role of the Compensation and Benefits Committee under the Incentive Plan, changes to the acceleration and vesting of options in the event of a take-over bid and other matters relating to the Option Plan and the awards granted thereunder. Subject to regulatory approval, shareholder approval will only be required for the following amendments:
(i)	an amendment to the aggregate number of Shares that may be reserved for issuance under the Incentive Plan;

(ii)	an amendment to the aggregate maximum number of Common Shares issuable under the Share Bonus Plan component of the Incentive Plan;

(iii)	an amendment to the limitations on the maximum number of Shares that may be reserved for issuance, or issued, to “Insiders” under the Incentive Plan;

(iv)	an amendment that would reduce the exercise price, or extend the expiry date, of an outstanding Option granted to an “Insider” under the Incentive Plan; or

(v)	an amendment to the amending provisions under the Incentive Plan.
The proposed new amending provision appears as Section 5.7 of the Amended Plan which is attached as Schedule C to the Circular.
     Blackout Expiration Term
Under the Corporation’s Corporate Disclosure, Confidentiality and Securities Trading Policy, trading of the Corporation’s securities, including the exercise by directors, officers, employees and certain others of options to purchase Common Shares of the Corporation, is restricted during certain “blackout periods”. These blackout periods are imposed from time to time by the Corporation in circumstances where material non-public information exists, including periods where financial statements are being prepared but results have not yet been publicly disclosed.
Amendments to the TSX Rules now contemplate that equity incentive plans may provide for the expiration of the terms of options held by insiders and other plan participants to be extended to a date shortly after the expiry date of an option, if such expiry occurs during, or shortly following, a “blackout period” under an issuer’s insider trading or similar policy.
In light of these amendments and so that optionees whose Options expire during or within ten days following an expiry of blackout periods are treated equally with other optionees under the Plan, the Corporation proposes amending the provisions of the Existing Plan that deal with the terms of Options to provide for the expiration of the terms of Options held by Insiders and other plan participants to be the later of the original expiry date and a date that is ten business days following the end of such blackout period. This provision would apply to all outstanding options held by insiders and other participants under the Existing Plan and under the Amended Plan.
The proposed amendment to the terms of Options provision appears in Subsection 1.2(d) and Subsection 2.5 of the Amended Plan which is attached as Schedule C to this Circular.
     Other Amendments
Under the terms of the Incentive Plan, the Board, on the recommendation of the Compensation and Benefits Committee, authorizes grants of options to eligible participants under the Incentive Plan. The Corporation proposes a technical amendment to the provisions in respect of the grant of options to clarify that the date of grant of options will be the date that the Compensation and Benefits Committee approves such grant for recommendation to the Board, provided the Board approves such grant, or for a grant of options not approved by the Compensation and Benefits Committee for recommendation to the Board, the date such grant was approved by the Board.
Also included as technical amendments to the Existing Plan to comply with applicable TSX policies are amendments to the definitions of “Insider” and “Affiliate” in Section 1.2 of the Incentive Plan, to Section 2.6 (Share Appreciation Right) of the Incentive Plan, as well as to Section 5.1 (a) and (b).
The proposed amendment to the grant of options provisions appears in Subsection 2.4 of the Amended Plan which is attached as Schedule C to this Circular.
CONFIRMATION OF REVISIONS TO THE BY-LAWS
On March 9, 2007, the Board enacted revisions to Section 7.1 of the By-Laws, which revisions will cease to be effective unless they are confirmed by resolution passed by a simple majority of the votes cast by shareholders at the Meeting.
The revisions to Section 7.1 of the By-Laws allow for shares to be issued electronically, without a certificate, as will be required for shares listed on a U.S. stock exchange beginning in 2008.
A copy of the revised By-Laws is available on request to the Corporate Secretary, 654 – 999 Canada Place, Vancouver, British Columbia V6C 3E1, telephone (604) 688-5755, and is available on the Corporation’s website at www.ivanhoe-mines.com.
The proposed resolution being put forward for consideration by shareholders is as follows:
“RESOLVED as an ordinary resolution, that revisions to Section 7.1 of the By-Laws of the Corporation, being revisions to allow for shares to be issued electronically, without a certificate, that were enacted by the Board on March 9, 2007, are hereby confirmed without amendment.”
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS
Other than as disclosed below or elsewhere in this Management Proxy Circular, no insider, director nominee or associate or affiliate of any such insider or director nominee, has any material interest, direct or indirect, in any material transaction since the commencement of the Corporation’s last financial year or in any proposed transaction, which, in either case, has materially affected or would materially affect the Corporation.
At the end of 2006 and 2005 subsidiaries of the Corporation holding the Savage River iron ore project owed approximately U.S.$5.1 million to Mr. Robert Friedland, Chairman of the Corporation, which indebtedness originated as a result of the December 2000 acquisition by the Corporation of the Savage River project. Following the sale of the Savage River operations in February 2005, repayment of this balance is contingent upon the Corporation receiving proceeds in excess of approximately U.S.$111 million from the sale of the Savage River operations. To date, U.S.$49.7 million has been received from the sale with an additional U.S.$21 million expected to be received on Match 31, 2007.
The Corporation is a party to cost sharing agreements with other companies in which Mr. Friedland has a material direct or indirect beneficial interest. Through these agreements, the Corporation shares, on a cost-recovery basis, office space, furnishings, equipment and communications facilities in Vancouver, Singapore, Beijing and London, and an aircraft. The Corporation also shares the costs of employing administrative and non-executive management personnel in these offices. During the year ended December 31, 2006, the Corporation’s share of these costs was U.S.$11.7 million. The companies with which the Corporation is a party to the cost sharing agreements, and Mr. Friedland’s ownership interest in each of them, are as follows:

Robert Friedland
Corporation Name	Ownership Interest
Ivanhoe Energy Inc.	20.24%
Ivanhoe Capital Corporation	100%
Ivanhoe Nickel & Platinum Ltd.	50%
Jinshan Gold Mines Inc.	(1)
Asia Gold Corp.	(1)

(1)	Mr. Friedland owns 27.03% of the Common Shares of the Corporation, which owns 46.26 % of the common shares of Jinshan Gold Mines Inc. and 44.5% of the common shares of Asia Gold Corp. as at December 31, 2006.

EXECUTIVE COMPENSATION
In accordance with the requirements of applicable securities legislation in Canada, the following executive compensation disclosure is provided as at December 31, 2006, in respect of the Chief Executive Officer, Chief Financial Officer and each of the Corporation’s three executive officers whose annual compensation exceeded Cdn.$150,000 in the year ended December 31, 2006 (collectively, the “Named Executive Officers”). During the year ended December 31, 2006, the aggregate compensation paid to all officers of the Corporation who received more than Cdn.$40,000 in aggregate compensation during such period was U.S.$5,800,000 (Cdn.$6,578,360).
Summary Compensation Table
The following table sets forth a summary of all compensation paid during the years ending December 31, 2004, 2005 and 2006 to each of the Named Executive Officers (“NEO”).

		Long-Term Compensation				Awards		Payouts
						Securities
						Under	Shares or
NEO Name and				Other Annual		Options/	Units Subject		All Other
Principal		Salary	Bonus	Compensation		SARs	to Resale	LTIP	Compensation
Position	Year	(U.S.$)	(U.S.$)	(U.S.$) (1)		Granted	Restrictions	Payouts	(U.S.$)
John Macken(4)	2006	578,875	500,000	—		2,000,000	—	—	24,473	(3)
(CEO & President)	2005	457,400	—	—		—	—	—	8,200	(2)
	2004	370,022	—	—		1,000,000	—	—	8,200	(2)

Tony Giardini(5)	2006	156,092	25,000	—		250,000	—	—	2,980	(3)
(CFO)	2005	n/a	n/a	n/a		n/a	n/a	n/a	n/a
	2004	n/a	n/a	n/a		n/a	n/a	n/a	n/a

Robert Friedland(6)	2006	—	1,000,000 (7)	—		2,000,000	—	—	—
(Chairman and	2005	—	—	—		—	—	—	—
former CEO)	2004	—	—	—		—	—	—	549	(2)

Peter Meredith(8)	2006	262,592	1,000,000	—		400,000	—	—	13,481	(3)
(Deputy Chairman	2005	216,402	—	—		—	—	—	11,315	(3)
& former CFO)	2004	243,053	—	—		250,000	—	—	10,602	(3)

R. Edward Flood	2006	275,000	150,000	—		300,000	—	—	4,215	(2)
(former Deputy	2005	226,000	—	—		—	—	—	3,690	(2)
Chairman)	2004	179,100	—	—		—	—	—	3,690	(2)

Steve Garcia(9)	2006	300,000	100,000	—		250,000	—	—	—
(Executive VP)	2005	194,318	—	—		250,000	—	—	—
	2004	n/a	n/a	n/a		n/a	n/a	n/a	n/a

Doug Kirwin	2006	209,230	—	74,635	(10)	100,000	—	—	9,211	(3)
(Executive VP,	2005	180,360	—	94,918	(11)	—	—	—	7,837	(3)
Exploration)	2004	180,136	—	73,119	(12)	50,000	—	—	7,765	(3)

(1)	Perquisites and benefits do not exceed the lesser of Cdn.$50,000 and 10% of the total of the annual salary and bonus for any of the Named Executive Officers except where numbers are disclosed in this column.

(2)	Includes life insurance premiums.

(3)	Includes life insurance premiums and share purchase plan.

(4)	Mr. Macken became the Corporation’s Chief Executive Officer on May 12, 2006.

(5)	Mr. Giardini commenced employment in May 2006.

(6)	Mr. Friedland ceased being Chief Executive Officer of the Corporation on May 12, 2006.

(7)	Non-cash bonus paid by the issuance of 107,991 Common Shares.

(8)	Mr. Meredith was the Corporation’s Chief Financial Officer from May 20, 2004 to May 12, 2006.

(9)	Mr. Garcia commenced employment in May, 2005.

(10)	Represents housing allowance of $36,000 and children’s school fees of $41,035.

(11)	Represents housing allowance of $36,000 and children’s school fees of $58,918.

(12)	Represents housing allowance of $36,000 and children’s school fees of $37,119.

Long Term Incentive Plan
The Corporation does not presently have a long-term incentive plan for its executive officers.
Options/SAR Grants During The Most Recently Completed Financial Year
Other than as described below, there were no options or SAR grants made to the Named Executive Officers during the most recently completed financial year.

			Percent of		Market Value of
	Securities		Total		Securities
	Under		Options/SARs		Underlying
	Options/SARs		Granted to	Exercise or Base	Options/SARs on
	Granted		Employees in	Price	the Date of Grant	Expiration
Name	(#) (1)		Financial Year	(Cdn.$/Security)	(Cdn.$/Security)	Date
Robert Friedland	2,000,000	(2)	23.4%	$9.73	$9.73	March 27, 2013
John Macken	2,000,000	(2)	23.4%	$9.73	$9.73	March 27, 2013
Peter Meredith	400,000	(2)	4.68%	$9.73	$9.73	March 27, 2013
Tony Giardini	250,000	(2)	2.92%	$9.73	$9.73	March 27, 2013
R. Edward Flood	300,000	(2)	3.0%	$9.73	$9.73	March 27, 2013
Steve Garcia	250,000	(3)	2.92%	$9.73	$9.73	March 27, 2013
Douglas Kirwin	100,000	(4)	1.17%	$7.93	$7.93	May 23, 2011

(1)	The securities issued upon exercise of the options are common shares of the Corporation.

(2)	20% vested on the earlier of December 31, 2006 or achievement of each of four defined development criteria for Oyu Tolgoi currently planned for 2006, 15% to vest on the earlier of December 31, 2007 or achievement of each of four additional defined development criteria for Oyu Tolgoi currently planned for 2007, 15% to vest on the earlier of December 31, 2008 or achievement of one of two additional defined development criteria currently planned for Oyu Tolgoi for 2008 and the remaining 25% to vest on the earlier of December 31, 2009 and achievement of each of two additional defined development criteria planned for Oyu Tolgoi for 2009.

(3)	10,000 vested with the partial release of the Oyu Tolgoi project, 20,000 to vest upon the completion of a definitive estimate, 20,000 to vest when engineering 90% complete, 20,000 to vest when Shaft #1 complete, 40,000 to vest when overall project 75% complete, 20,000 to vest with first ore, 100,000 to vest with nameplate production, and 20,000 to vest with Hugo North feasibility.

(4)	At any time from the date of grant until the first anniversary of the date of grant, 20% of the options may be exercised. At any time during each of the next four years on anniversary of the date of grant an additional 20% of the securities may be vested per year until, in the fifth year of the option, 100% of the options will be exercisable.
Aggregated Option Exercises
Other than as described below, no options or stock appreciation rights were exercised during the year ended December 31, 2006 by the Named Executive Officers.

			Unexercised Options at	Value of Unexercised in the
	Securities	Aggregate	December 31, 2006 (1)	Money Options at
	Acquired on	Value	(Exercisable/	December 31, 2006 (1)
	Exercise	Realized	Unexercisable)	(Exercisable/Unexercisable)
Name	(#)	(Cdn.$)	(#)	(Cdn.$)
Robert Friedland	NIL	NIL	900,000/1,100,000	$1,593,000/$1,947,000

John Macken	NIL	NIL	1,000,000/NIL	NIL/NIL
			700,000/300,000	$2,640,000/$1,116,000
			900,000/1,100,000	$1,593,000/$1,947,000

Peter Meredith	NIL	NIL	30,000/20,000	$114,300/$76,200
			120,000/80,000	$396,000/$264,000
			180,000/220,000	$318,600/$389,400

Tony Giardini	NIL	NIL	112,500/137,500	$199,125/$243,375

R. Edward Flood	123,393(2)	$937,786.80	NIL/NIL	NIL/NIL

Steve Garcia	NIL	NIL	100,000/150,000	$309,000/$463,500
			10,000/240,000	$17,700/$424,800

Douglas Kirwin	30,000	$58,600	NIL/10,000	NIL/$38,100
	20,000	$81,400	NIL/80,000	NIL/$285,600

(1)	The figures representing Exercisable/Unexercisable options do not include options that have vested since December 31, 2006 and the date of this Management Proxy Circular.

(2)	Mr. Flood exercised 150,000 stock options by way of the Corporation’s Share Appreciation Right and received 123,393 common shares. 26,607 common shares were returned to the Corporation’s treasury as payment.
Option and SAR Repricings
No options or stock appreciation rights were re-priced during the year ended December 31, 2006.
Defined Benefit and Pension Plans
The Corporation does not presently provide any defined benefit or pension plan to its directors, executive officers or employees.
Indemnity Insurance
During 2006, the Corporation purchased director and officer liability insurance with a U.S.$100,000,000 limit. The total premiums paid by the Corporation in respect of this insurance coverage for the twelve month term were U.S.$1,550,395.
Employment Contracts
The Corporation has an employment contract with John Macken respecting his employment as President of the Corporation. The term of the agreement commenced on January 1, 2004 and provides for an initial base salary, a housing benefit and the same benefit entitlements available to the Corporation’s other executive officers. The Corporation may terminate Mr. Macken’s employment for cause, or, on payment of 12 month’s base salary, without cause. In the event of a change of control of the Corporation and if the contract is terminated by the Corporation within twelve months thereafter, Mr. Macken would be entitled to receive payment of 12 month’s base salary and a vesting of all unexercised stock options which will thereafter remain exercisable for six months. Under the terms of the contract, Mr. Macken was granted an initial incentive stock option effective January 1, 2004 to acquire 1,000,000 common shares which vested over three years and expires on November 1, 2013. Mr. Macken was granted a further option on March 30, 2004 to acquire an additional 1,000,000 common shares, which options vested as to 20% in March, 2004 and, as to the balance, 20% in March, 2005, 30% in March 2006 and 30% in March 2007, subject in each case to earlier vesting upon specified corporate goals identified by the Board of Directors being met. Mr. Macken was also granted a further option on March 27, 2006 which options expire on March 27, 2013 and which vested as to 25% on grant, as to 20% on December 31, 2006, as to 15% on December 31, 2007, as to 15% on December 31, 2008, and as to the balance on December 31, 2009, subject to earlier vesting upon specific corporate goals being met by the Corporation.
Mr. Giardini was employed by the Corporation on May 1, 2006 as Chief Financial Officer. Under his contract, the Corporation may terminate Mr. Giardini for cause and if this were to happen, Mr. Giardini would have no entitlement to claim any compensation with respect to the termination. If Mr. Giardini is terminated without cause, he is entitled to receive twelve months salary and benefits in lieu of notice. Should he wish to resign, Mr. Giardini must give the Corporation not less than eight weeks notice of his resignation. In the event of a change of control and should the contract be terminated by the Corporation, Mr. Giardini will be entitled to received a lump sum payment in an amount equal to twelve months salary.
The Corporation has also had employment contracts with Douglas Kirwin respecting his employment with the Corporation since 1995. His current contract for services as the Corporation’s Executive Vice President, Exploration was originally entered into in November 1998 and was renewed in May 2003. Under the contract, the Corporation may terminate Mr. Kirwin’s employment for death, disability or cause, or, on payment of one month’s salary multiplied by the number of whole years Mr. Kirwin has been employed by the Corporation, without cause. In the event of a change of control of the Corporation which has not been approved by the then existing Board, Mr. Kirwin is entitled to terminate his employment within three months of the date of such change of control and to receive a payment equal to three times his annual salary.
Steve Garcia was appointed Executive Vice President of the Corporation on June 21, 2006. Mr. Garcia, through a consulting company, NES Overseas Ltd. (the “Consultant”), provides services to the Corporation, including oversight of the development of the Oyu Tolgoi Project, pursuant to a consulting agreement. The Consultant is paid a monthly basic wage of U.S.$25,000 plus accommodation, food and support expenses. The term of the agreement is for one year and in the event of early termination by the Corporation without cause, the Consultant shall be entitled to receive a lump sum payment equal to the salary that would otherwise be payable to him during the contract term. The agreement does not contain any change of control provisions and may be terminated by either party upon one month’s written notice.
The Corporation does not have employment contracts with any other of its Named Executive Officers.
Composition of the Compensation and Benefits Committee
During the year ended December 31, 2006, the Compensation and Benefits Committee was comprised of Messrs. David Huberman (Chair), Kjeld Thygesen, Robert Hanson and David Korbin.
Since the beginning of the most recently completed financial year, which ended on December 31, 2006, none of Messrs. Huberman, Thygesen, Hanson or Korbin was indebted to the Corporation or any of its subsidiaries or had any material interest in any transaction or proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries. None of the Corporation’s executive officers serve as a member of the Compensation and Benefits Committee or Board of Directors of any entity that has an executive officer serving as a member of the Compensation and Benefits Committee or Board of Directors of the Corporation.
Report on Executive Compensation
Compensation and Benefits Committee and Approach to Executive Compensation
The Compensation and Benefits Committee is established by the Board to assist the Board in fulfilling its responsibilities relating to compensation issues and human resources. The members of the Compensation and Benefits Committee are all independent directors. The Compensation and Benefits Committee ensures that the Corporation has an executive management compensation plan that is both competitive and motivational so that it will attract, retain and inspire performance of its executive management of a quality and nature that will enhance the sustainable growth and success of the Corporation.
The Compensation and Benefits Committee reviews and recommends the compensation philosophy and guidelines for the Corporation which include reviewing, for recommendation to the Board, the compensation philosophy and guidelines, both for executive officers and relating to all employees, including annual salary and incentive policies and programs, and material changes to the Corporation’s benefit programs. The Compensation Committee bases its recommendations on its compensation principles and on the performance of the individual and the Corporation.
The Compensation and Benefits Committee annually reviews the cash compensation, performance and overall compensation package for each of the Corporation’s executive officers. It makes recommendations to the Board concerning the base salary, bonus and equity incentive arrangements for the executive and senior officers.
The basic philosophy underlying the Corporation’s executive compensation program is that the interests of the Corporation’s executive officers should be aligned as closely as possible with the interests of the Corporation and its shareholders as a whole. The approach to compensation policy reflects the Corporation’s desire to provide a strong incentive to management to work as a team to achieve the Corporation’s long term and short term goals. At the same time, the Corporation recognizes that, because competition in the mining industry for experienced and highly skilled employees is intense, the levels of compensation we offer must be comparable to those offered by our competitors in order to attract, retain and motivate executive personnel of the highest caliber.
The compensation of the Corporation’s executive officers is comprised of three principal components - base salary, performance bonuses in cash or fully paid shares, and long term equity incentives. The Corporation does not maintain a pension plan or other long term compensation plan for its executive and senior officers. Executive and senior officers are eligible to participate in the Share Purchase Plan under the Corporation’s Incentive Plan. At present, although the Corporation’s executives are encouraged to do so, the Corporation does not formally maintain a share ownership expectation for executive officers.
Compensation for executives is established with reference to the disclosed compensation practices of companies in the Corporation’s peer comparison group which is comprised of international industry-leading global mining companies. Annual salaries, performance bonuses and long-term incentives are established with reference to the fiftieth to seventy-fifth percentile compensation level of the Corporation’s peer comparison group.

A number of the principles of executive compensation currently in practice by the Compensation and Benefits Committee were developed following (i) the engagement during 2005 of outside consultants who were retained to develop a justifiable compensation strategy for the Corporation’s executives that supports business objectives and rewards experience and impact on organizational success; and (ii) an internal review by the Compensation and Benefits Committee during the past year. Consequently, the Compensation and Benefits Committee has determined that a more formalized approach to implementing the foregoing principles is required and expects to make further progress on this, with the assistance of outside consultants during 2007.
Base Salary
In determining the base salary for its executive officers, the Compensation and Benefits Committee places equal weight on the following factors: (i) the executive’s overall performance; (ii) the experience level of the executive officer; (iii) the particular responsibilities related to the executive officer’s position; and (iv) salaries paid by the Corporation’s peer compensation group. Until recently, base salaries generally and bonuses in particular have been at the relatively low end of the scale compared to industry peers with a greater emphasis placed on options. Annual salaries are now targeted at the fiftieth to seventy-fifth percentile compensation level of the Corporation’s peer comparison group. To ensure the Corporation continues to attract and retain qualified and experienced executive management, the Compensation and Benefits Committee reviews and adjusts salaries periodically. During 2006, as set out under “Executive Compensation – Summary Compensation Table” above, a number of executives received such salary adjustments during 2006.
Bonus Payments
Executive officers are eligible for annual cash bonuses, after taking into account and giving equal weight to performance of the executive officer relative to individual performance objectives and the Corporation’s performance and success in achieving its goals during the year. The performance criteria considered in determining performance bonus awards varies in accordance with the position and responsibilities of the executive being evaluated. The significant considerations in determining performance bonuses for executive officers include corporate development and organizational indicators as well as individual achievements that demonstrate an extraordinary contribution to corporate growth and success.
During 2006, the Compensation and Benefits Committee recognized the performance of individual executives, senior management and key employees in light of the foregoing compensation principles, and, in particular, the significant role played by certain key executives and employees in connection with the successful negotiations leading to Rio Tinto Mining and Exploration Limited’s investment in, and strategic partnership with, the Corporation which was announced on October 18, 2006. Executives receiving awards by the Corporation on the recommendation of the Compensation and Benefits Committee in recognition of their extraordinary contributions made to the success of the Rio Tinto transactions, and/or for overall individual and corporate performance included Robert Friedland, the Corporation’s Chairman and, until May 2006 the Chief Executive Officer, and Peter Meredith, the Corporation’s Deputy Chairman and, until May 2006 the Chief Financial Officer, who each were awarded special bonuses of U.S.$1 million. Mr. Friedland’s bonus was paid by the issue of 107,991 Common Shares of the Corporation and Mr. Meredith received his bonus in cash. John Macken, CEO and President received a bonus of U.S.$500,000. At the recommendation of the Compensation and Benefits Committee, the Board also awarded during 2006 an aggregate of U.S.$1,000,000 in further bonuses to employees and executive officers, including cash bonuses to Edward Flood, Deputy Chairman (until February 15, 2007) (U.S.$150,000), Steve Garcia, Executive Vice President (U.S.$100,000) and Tony Giardini, Chief Financial Officer (U.S.$25,000).
Long Term Incentives
Under the Corporation’s compensation philosophy, an equity incentive component in the form of options is a key part of the executives overall compensation package, reflecting our belief that stock options offer an effective mechanism for incentivizing management and aligning the interests of our executive officers with those of our shareholders. Since we do not grant incentive stock options at a discount to the prevailing market price of the Corporation’s Common Shares, the incentive stock options we grant to our executive officers accrete value only if, and to the extent that, the market price of the Corporation’s Common Shares increases, thereby linking equity-based executive compensation to shareholder returns.
Equity based incentives awarded to our executive officers are based on the Compensation and Benefit Committee’s evaluation of each executive officer’s ability to influence our long-term success and to reward outstanding individual performance and contributions. The Compensation and Benefits Committee takes into account each executive’s stock option position, peer comparison group benchmark and individual performance when determining how many new stock option grants will be made to an executive officer. Where appropriate, the Corporation includes performance-based criteria as a key component of stock option grants and during 2006 a number of stock option grants to key employees included vesting schedules that were based on the achievement of key milestones for the Corporation’s development on which such key employee had the potential to positively impact.
During 2006, the Corporation granted incentive stock options to employees, officers and directors exercisable to purchase a total of 8,549,000 Common Shares, representing approximately 2.3 per cent of the total number of Common Shares currently issued and outstanding on December 31, 2006. Included in these grants were stock options expiring on March 27, 2013 granted to John Macken in respect of 2,000,000 Common Shares, Robert M. Friedland in respect of 2,000,000 Common Shares, Peter Meredith in respect of 400,000 Common Shares, Edward Flood in respect of 300,000 Common Shares and Douglas Kirwin, Executive Vice-President Exploration, in respect of 100,000 Common Shares. The stock options issued to Messrs. Macken, Friedland, Meredith and Flood each vest as to 25% on grant, 20% on December 31, 2006, 15% on December 31, 2007, 15% on December 31, 2008 and the balance on December 31, 2009, subject to earlier vesting upon specific corporate goals being met by the Corporation. The stock options issued to Mr. Kirwin expire on May 23, 2011 and vest as to 20% on grant and thereafter as to 20% each over the following four years.
Chief Executive Officer Compensation
The Compensation and Benefits Committee periodically review the terms of reference for the Corporation’s Chief Executive Officer and recommends any changes to the Board for approval. It reviews corporate goals and objectives with respect to the Chief Executive Officer’s compensation and leads the Chief Executive Officer review process. Based on the results of the Chief Executive Officer’s evaluation, the committee recommends the Chief Executive Officer’s overall compensation package to the Board.
The components of total compensation for the Chief Executive Officer are the same as those which apply to other senior executive officers of the Corporation, namely, annual salary, performance bonus and long term incentives.

Robert Friedland, who is the Corporation’s largest shareholder, was also the Corporation’s Chief Executive Officer until May, 2006 but did not receive a salary or any other cash compensation for acting as such. Mr. Friedland is, however, eligible on the same basis as the Corporation’s other executive officers, to receive a salary, bonuses and equity compensation and equity incentives from time to time at the discretion of the Board of Directors based on recommendations by the Compensation and Benefits Committee. For 2006, in addition to the special bonus awarded to Mr. Friedland in connection with the Rio Tinto transaction, Mr. Friedland was granted 2,000,000 incentive stock options.
Mr. Macken, who assumed the role of Chief Executive Officer in May, 2006 in addition to his position as President, received a salary during 2006 of U.S.$578,875, an increase of U.S.$121,475 over his salary in 2005. In addition to a bonus of U.S.$500,000 awarded to Mr. Macken during 2006, Mr. Macken received 2,000,000 incentive stock options. The increase in salary for Mr. Macken also reflected, in part, the extra responsibilities Mr. Macken assumed with the role of Chief Executive Officer. The overall level of compensation for Mr. Macken reflected both Mr. Macken’s performance as President and, after May 2006, as Chief Executive Officer, the Corporation’s achievement of objectives during 2006 and the Corporation’s philosophy of reflecting the competitive marketplace by targeting overall compensation with reference to the fiftieth to seventy-fifth percentile compensation level of the Corporation’s peer comparison group.
Submitted on behalf of the Compensation and Benefits Committee:
David Huberman (Chair)
Kjeld Thygesen
Robert Hanson
David Korbin
Howard Balloch (member since January 12, 2007)

Performance Graph
The following graph and table compares the cumulative shareholder return on a Cdn.$100 investment in common shares of the Corporation to a similar investment in companies comprising the S&P/TSX Composite Index, including dividend reinvestment, for the period from December 31, 2001 to December 31, 2006.
COMPENSATION OF DIRECTORS
Effective May 1, 2007, each non-management director will receive Cdn.$25,000 per annum (prior thereto, Cdn.$15,000 per annum). Mr. David Huberman receives an additional payment of Cdn.$60,000 per annum for acting as the Lead Director of the Board of Directors. Mr. John Weatherall receives an additional payment of Cdn.$25,000 for acting as the Chairman of the Audit Committee. Each Chair of the Compensation and Benefits Committee and the Corporate Governance and Nominating Committee will receive an additional payment of Cdn.$15,000 per annum for acting as such. Effective March 9, 2007, each non-management director will receive a fee of Cdn.$1,500 for each Board of Directors meeting and each Committee meeting attended in person (prior thereto, Cdn.$1,200) and, U.S.$600 for each Director and Committee conference call in which they participate. Each non-management director (other than the nominee of Rio Tinto in accordance with Rio Tinto’s corporate policy) also receives an annual grant of incentive stock options exercisable to purchase up to 25,000 Common Shares of the Corporation, such options having a five year term, and fully vesting on the first anniversary of the date of the grant. Each executive director and non-management director is also entitled to be reimbursed for actual expenses reasonably incurred in the performance of his duties as a director.
The following table reflects compensation earned by directors in respect of fiscal 2006 under the compensation arrangements described above.

Directors’ Compensation for Fiscal 2006

				AUDIT /
				CORPORATE
				GOVERNANCE
				AND
				NOMINATING
				COMPENSATION
				AND BENFITS		BOARD
	INDEPENDENT		LEAD	COMMMITTEE	BOARD AND	AND COMMITTEE	TOTAL CASH FEES
	DIRECTOR	NON-MANAGEMENT	DIRECTOR	CHAIRPERSON	COMMITTEE IN-	CONFERENCE	PAID
	RETAINER	DIRECTOR’S FEES	RETAINER	RETAINERS	PERSON	CALLS	(Cdn.$)
NAME	(Cdn.$)	(Cdn.$)	(Cdn.$)	(Cdn.$)	(Cdn.$)	(U.S.$)	(U.S.$)
Robert Friedland(1)	—	—	—	—	—	—	—	—
R. Edward Flood(1)	—	—	—	—	—	—	—	—
John Macken(1)	—	—	—	—	—	—	—	—
Peter G. Meredith(1)	—	—	—	—	—	—	—	—
David Huberman	15,000	—	60,000	30,000 (4)	13,200	7,800	118,200	7,800
John Weatherall	15,000	—	—	25,000	12,000	6,600	52,000	6,600
Kjeld Thygesen	15,000	—	—	—	16,800	7,200	31,800	7,200
Robert Hanson	15,000	—	—	—	12,000	6,000	27,000	6,000
Markus Faber	15,000	—	—	—	12,000	1,800	27,000	1,800
Howard Balloch (2)	—	15,000	—	—	7,200	5,400	22,200	5,400
David Korbin(3)	10,000	—	—	—	7,200	4,800	17,200	4,800
Tom Albanese	—	—	—	—	—	—	—	—
TOTAL	85,000	15,000	60,000	55,000	80,400	39,600	295,400	39,600

(1)	Messrs. Friedland, Flood, Macken and Meredith were members of management in fiscal 2006 and did not receive compensation as directors of the Corporation.

(2)	In recognition of Mr. Balloch’s contributions as a non-management director during fiscal 2006, the Board, on the recommendation of the Compensation and Benefits Committee, approved the payment to Mr. Balloch of a director’s fee and stock options equivalent to the annual retainer and stock options paid to the Corporation’s independent directors. From and after January 1, 2006, such fee is payable annually to all non-management directors.

(3)	Mr. Bruk joined the Audit Committee on May 10, 2005. He retired from the Board on March 10, 2006.

(4)	Mr. Huberman receives a $15,000 retainer for being Chairman of the Corporate Governance & Nominating Committee and a $15,000 retainer for being Chairman of the Compensation & Benefits Committee.

EQUITY COMPENSATION PLAN INFORMATION
The following information respecting the Incentive Plan is presented as at December 31, 2006:

	Number of	Weighted-average	Number of Securities
	Securities to be	exercise price of	remaining available for
	issued upon	outstanding	future issuance under
	exercise of	options, warrants	equity compensation plans
	outstanding options,	and rights	(excluding securities
Plan Category	warrants and rights	(Cdn.$)	reflecting in column (a))
Equity compensation plans approved by securityholders	13,644,434	$8.99	2,959,648
Equity compensation plans not approved by shareholders	Nil	Nil	Nil
Total	13,644,434	$8.99	2,959,648
On the date of this Management Proxy Circular, there are 2,909,802 Common Shares issuable upon the exercise of outstanding options, representing approximately 0.78% of the Corporation’s issued and outstanding share capital.
Employees’ and Directors’ Equity Incentive Plan
A Summary of the material provisions of the Incentive Plan is set forth under the heading “Particulars of Matters to be Acted Upon – Summary of Existing Plan”.
CORPORATE GOVERNANCE
The Board of Directors considers good corporate governance practices as an important factor in the continued and long term success of the Corporation by helping to maximize shareholder value over time.
Until June 30, 2005, the rules and policies of the TSX required corporations listed on the TSX to disclose their corporate governance practices with reference to a series of guidelines adopted by the TSX for effective corporate governance (the “TSX Guidelines”).
Following the enactment in the United States of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), the TSX initiated a review of its proposed standards in light of new U.S. legislation and published for public comment proposed amendments to the TSX Guidelines. However, in September 2003 the TSX announced that it would be relinquishing responsibility for setting corporate governance standards to Canadian securities regulators.
In January 2004, the Canadian Securities Administrators (the “CSA”) announced new rules governing (among other things) the independence, competence and responsibility of audit committees, which rules are substantially similar to those adopted in the United States. These rules are set out in Multilateral Instrument 52-110 (the “CSA Audit Committee Rules”) and came into force on March 30, 2004. In April 2005, the CSA announced amendments to the CSA Audit Committee Rules designed to ensure the consistency of the definition of “independence” with that of the New York Stock Exchange’s listing standards. These amendments took effect as of June 30, 2005.
The CSA Audit Committee Rules (with which the Corporation is in compliance) require:
•	a minimum three-member audit committee comprised solely of independent directors;

•	an audit committee charter that specifies certain specific audit committee responsibilities and authority, including, among other things:
-	the pre-approval of all audit services and permissible non-audit services; and

-	the sole authority to appoint, determine funding for and oversee the outside auditors.
The CSA also announced, in April 2005, the adoption of Multilateral Policy 58-201 and Multilateral Instrument 58-101 (collectively, the “CSA Corporate Governance Disclosure Requirements”), which took effect as of June 30, 2005. The CSA Corporate Governance Disclosure Requirements replaced the TSX Guidelines and apply to the Corporation’s disclosure of its corporate governance practices for the year ended December 31, 2006. These requirements are substantially consistent with the revised corporate governance listing standards of the New York Stock Exchange. The CSA Corporate Governance Disclosure Requirements require the Corporation to make certain prescribed disclosures respecting its particular corporate governance practices and recommend a series of non-prescriptive corporate governance guidelines (the “CSA Corporate Governance Guidelines”) that Canadian public companies are encouraged to consider in developing their own corporate governance practices.
The Board of Directors has implemented several changes in its corporate governance procedures to reflect applicable Canadian and U.S. governance guidelines. As part of those changes the Board:
i.	approved and adopted a new mandate for the Board;

ii.	appointed an independent director as “lead director”, with specific responsibility for maintaining the independence of the Board and ensuring the Board carries out its responsibilities contemplated by applicable statutory and regulatory requirements and stock exchange listing standards;

iii.	appointed a Corporate Governance and Nominating Committee consisting solely of independent directors;

iv.	changed the membership of the Compensation and Benefits Committee to consist solely of independent directors instead of a majority of independent directors;

v.	approved charters for each of the Corporation’s Board committees, being the Audit Committee, the Compensation and Benefits Committee and the Corporate Governance and Nominating Committee, formalizing the mandates of those committees;

vi.	established a management Disclosure Committee for the Corporation, with the mandate to oversee the Corporation’s disclosure practices;

vii.	formalized the Corporation’s Corporate Disclosure, Confidentiality and Securities Trading Policy, and Disclosure Controls and Procedures;

viii.	instituted regular meetings of non-management Directors by teleconference between regularly scheduled Board meetings;

ix.	published a Statement of Values and Responsibilities;

x.	adopted a formal Code of Business Conduct and Ethics for the Corporation that governs the behaviour of directors, officers and employees;

xi.	adopted formalized written position descriptions for the Chairman, Lead Director, chair of each Board committee. CEO and CFO, clearly defining their respective roles and responsibilities;

xii.	adopted a whistleblower policy administered by an independent third party; and

xiii.	formalized a process for assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors, on a regular basis.
The Corporation is engaged in an ongoing review of its corporate governance practices against the CSA Corporate Governance Guidelines. The Board intends to consider additional changes to its corporate governance practices with a view to furthering its adherence to the CSA Corporate Governance Guidelines.
The Corporation’s Common Shares are listed on the New York Stock Exchange (“NYSE”) and quoted on the NASDAQ Stock Market (“NASDAQ”) and the Corporation is subject to applicable provisions of U.S. securities laws and regulations relating to corporate governance, which have been the subject of sweeping changes in recent years. Both as part of the Sarbanes-Oxley Act and independently, the SEC has enacted a number of new regulations relating to corporate governance standards for U.S. listed companies. In addition, the NYSE and NASDAQ have implemented numerous rule changes (the “NYSE Corporate Governance Rules” and the “NASDAQ Corporate Governance Rules”, respectively) that revise the corporate governance standards for NYSE and NASDAQ-listed companies.
THE CSA Audit Committee Rules, the CSA Corporate Governance Guidelines, the NYSE Corporate Governance Rules, and the NASDAQ Corporate Governance Rules address, among other things, the composition and independence of Boards of directors and Board committees. The CSA Corporate Governance Guidelines are recommendations only and reflect a “best practice” standard to which Canadian public companies are encouraged to adhere. For example, the CSA Corporate Governance

Guidelines recommend that a Board should be comprised of a majority of independent directors. On the other hand, the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules are prescriptive and require that the Board of a NYSE or NASDAQ-listed company be comprised of a majority of independent directors.
Each of the Sarbanes-Oxley Act, the NYSE Corporate Governance Rules, the NASDAQ Corporate Governance Rules and the CSA Corporate Governance Guidelines define “independence” in a slightly different way. Although a finding of independence remains a matter of judgment and perception based on a particular director’s circumstances, the Sarbanes-Oxley Act, the NYSE Corporate Governance Rules, the NASDAQ Corporate Governance Rules and the CSA Corporate Governance Guidelines prescribe certain per se bars to a finding of independence. In addition, there is a heightened independence requirement for members of audit committees under the Sarbanes-Oxley Act, the NYSE Corporate Governance Rules, the NASDAQ Corporate Governance Rules and the CSA Audit Committee Rules. Unlike the CSA Corporate Governance Guidelines, compliance with the requirements of the CSA Audit Committee Rules relating to the composition of audit committees and the heightened standard of independence for audit committee members is mandatory.
Subject to certain exceptions, including the requirement pertaining to the composition and independence of audit committees, foreign private issuers, like the Corporation, are exempt from any requirement of the NASDAQ Corporate Governance Rules and the NYSE Corporate Governance Rules which is contrary to a law, rule or regulation of any public authority exercising jurisdiction over such issuer or contrary to generally accepted business practices in the issuer’s country of domicile. The Corporation believes that it is in full compliance with all of the applicable requirements of the CSA Audit Committee Rules and all requirements of the Sarbanes-Oxley Act, the NASDAQ Corporate Governance Rules and the NYSE Corporate Governance Rules applicable to foreign private issuers for which no exemption is available. The Corporation also believes that most, but not all, of its corporate governance practices are consistent with the CSA Corporate Governance Guidelines. The Corporation intends to continue its efforts to improve its corporate governance practices in order to make them wholly consistent with the CSA Corporate Governance Guidelines.
Board Composition
The CSA Corporate Governance Guidelines recommend that a majority of the directors of a corporation be independent directors. Under the CSA Corporate Governance Guidelines, the applicable provisions of the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules, an “independent director” is a director who has no direct or indirect material relationship with the Corporation, including as a partner, shareholder or officer of an organization that has a relationship with the Corporation. A “material relationship” is one that would, or in the view of the Board of Directors could, be reasonably expected to interfere with the exercise of a Director’s independent judgment.
A total of twelve persons have been nominated for election as directors at the Meeting. The Board has determined that if all such nominees are elected, the Board will consist of seven “independent directors” (as defined in the CSA Corporate Governance Guidelines, the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules) and five “non-independent” directors, as follows:

Independent Director Nominees	Non-independent Director Nominees
David Huberman	Robert Friedland [1]
John Weatherall	Edward Flood[1]
Markus Faber	John Macken[1]
Robert Hanson	Peter Meredith [1]
Kjeld Thygesen	Bret Clayton[2]
Howard Balloch
David Korbin

[1]	Each of Messrs. Friedland, Flood, Macken and Meredith are “non-independent” director nominees in their capacities as senior officers or former senior officers of the Corporation and/or one or more of its subsidiaries and members or former members of management.

[2]	Mr. Clayton, an executive officer of Rio Tinto Group, is considered to be a non-independent director nominee as a result of the material relationship between the Corporation and the Rio Tinto Group.
The Chairman of the Corporation holds approximately 27.0% and Rio Tinto holds approximately 9.2% of the Corporation’s voting securities as of the date of this Management Proxy Circular. The Board has determined that the Corporation currently has seven of twelve directors in David Huberman, John Weatherall, Markus Faber, Robert Hanson, Kjeld Thygesen, Howard Balloch and David Korbin, who are “independent” as defined in the CSA Corporate Governance Guidelines, the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules of each of the Chairman of the Corporation and Rio Tinto. The Board believes that it includes a majority of directors who do not have an interest in or relationships with either the Corporation or its principal shareholders and which fairly reflects the investment in the Corporation by shareholders other than the principal shareholders.
The directors of the Corporation are satisfied with the size and composition of the Board and believe that the current Board composition results in a balanced representation on the Board of Directors among management, non-management directors, and the Corporation’s major shareholder. While the Board functions effectively given the Corporation’s stage of development and the size and complexity of its business, the Board, through its Corporate Governance and Nominating Committee, will continue to seek qualified candidates to augment its experience and expertise and to enhance the Corporation’s ability to effectively develop its business interests.
Mandate of the Board
Under the YBCA, the directors of the Corporation are required to manage the Corporation’s business and affairs, and in doing so to act honestly and in good faith with a view to the best interests of the Corporation. In addition, each director must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.
The Board of Directors is responsible for supervising the conduct of the Corporation’s affairs and the management of its business. The Board’s mandate includes setting long term goals and objectives for the Corporation, formulating the plans and strategies necessary to achieve those objectives and supervising senior management in their implementation. Although the Board delegates the responsibility for managing the day to day affairs of the Corporation to senior management personnel, the Board retains a supervisory role in respect of, and ultimate responsibility for, all matters relating to the Corporation and its business.

The Board’s mandate requires that the Board be satisfied that the Corporation’s senior management will manage the affairs of the Corporation in the best interest of the shareholders, in accordance with the Corporation’s principles, and that the arrangements made for the management of the Corporation’s business and affairs are consistent with their duties described above. The Board is responsible for protecting shareholder interests and ensuring that the incentives of the shareholders and of management are aligned. The obligation of the Board must be performed continuously, and not merely from time to time, and in times of crisis or emergency the Board may have to assume a more direct role in managing the affairs of the Corporation.
In discharging this responsibility, the Board’s mandate provides that the Board oversees and monitors significant corporate plans and strategic initiatives. The Board’s strategic planning process includes annual budget reviews and approvals, and discussions with management relating to strategic and budgetary issues. At least one Board meeting per year is to be devoted to a comprehensive review of strategic corporate plans proposed by management.
As part of its ongoing review of business operations, at each Board meeting the Board reviews the principal risks inherent in the Corporation’s business, including financial risks, through periodic reports from management of such risks, and assesses the systems established to manage those risks. Directly and through the Audit Committee, the Board also assesses the integrity of internal control over financial reporting and management information systems.
In addition to those matters that must, by law, be approved by the Board, the Board is required under its mandate to approve annual operating and capital budgets, any material dispositions, acquisitions and investments outside of the ordinary course of business or not provided for in the approved budgets, long-term strategy, organizational development plans and the appointment of senior executive officers. Management is authorized to act, without Board approval, on all ordinary course matters relating to the Corporation’s business.
The mandate provides that the Board also expects management to provide the directors, on a timely basis, with information concerning the business and affairs of the Corporation, including financial and operating information and information concerning industry developments as they occur, all with a view to enabling the Board to discharge its stewardship obligations effectively. The Board expects management to efficiently implement its strategic plans for the Corporation, to keep the Board fully apprised of its progress in doing so and to be fully accountable to the Board in respect to all matters for which it has been assigned responsibility.
The Board has instructed management to maintain procedures to monitor and promptly address shareholder concerns and has directed and will continue to direct management to apprise the Board of any major concerns expressed by shareholders.
Each Committee of the Board is empowered to engage external advisors as it sees fit. Any individual director is entitled to engage an outside advisor at the expense of the Corporation provided such director has obtained the approval of the Corporate Governance and Nominating Committee to do so.
The Board has adopted a strategic planning process which involves, among other things, the following:

(a)	at least one meeting per year will be devoted substantially to review of strategic plans that are proposed by management;
(b)	meetings of the Board, at least quarterly, to discuss strategic planning issues, with and without members of management;
(c)	the Board reviews and assists management in forming short and long term objectives of the Corporation on an ongoing basis; and
(d)	the Board also maintains oversight of management’s strategic planning initiatives through annual and quarterly budget reviews and approvals. The strategic planning process adopted by the Board takes into account, among other things, the opportunities and risks of the business.
In order to ensure that the principal business risks borne by the Corporation are identified and appropriately managed, the Board receives periodic reports from management of the Corporation’s assessment and management of such risks. In conjunction with its review of operations which takes place at each Board meeting, the Board considers risk issues and approves corporate policies addressing the management of the risk of the Corporation’s business.
The Board takes ultimate responsibility for the appointment and monitoring of the Corporation’s senior management. The Board approves the appointment of senior management and reviews their performance on an ongoing basis.
The Corporation has a disclosure policy addressing, among other things, how the Corporation interacts with analysts and the public, and contains measures for the Corporation to avoid selective disclosure. The Corporation has a Disclosure Committee responsible for overseeing the Corporation’s disclosure practices. This committee consists of the Chief Executive Officer, the Chief Financial Officer, the Corporate Secretary and senior Corporate Communications and Investor Relations Department personnel, and receives advice from the Corporation’s outside legal counsel. The Disclosure Committee assesses materiality and determines when developments justify public disclosure. The committee will review the disclosure policy annually and as otherwise needed to ensure compliance with regulatory requirements. The Board reviews and approves the Corporation’s material disclosure documents, including its annual report, annual information form and management proxy circular. The Corporation’s annual and quarterly financial statements, Management’s Discussion and Analysis and other financial disclosure is reviewed by the Audit Committee and recommended to the Board prior to its release.
Meetings of the Board
The Board holds regular annual and quarterly meetings. Between the quarterly meetings, the Board meets as required, generally by means of telephone conferencing facilities. As part of the annual and quarterly meetings, the independent directors also have the opportunity to meet separate from management. Between each regularly scheduled Board meeting, a meeting of non-management Directors, chaired by the Lead Director, is held by teleconference to update the Directors on corporate developments since the last Board meeting. Management also communicates informally with members of the Board on a regular basis, and solicits the advice of the Board members on matters falling within their special knowledge or experience.

Board Committees
The Corporation has an Audit Committee, Compensation and Benefits Committee, Corporate Governance and Nominating Committee. In addition, the Board has appointed an Executive Committee.
Audit Committee
The mandate of the Audit Committee is to oversee the Corporation’s financial reporting obligations, systems and disclosure, including monitoring the integrity of the Corporation’s financial statements, monitoring the independence and performance of the Corporation’s external auditors and acting as a liaison between the Board and the Corporation’s auditors. The activities of the Audit Committee typically include reviewing interim financial statements and annual financial statements, management discussion and analysis and earnings press releases before they are publicly disclosed, ensuring that internal controls over accounting and financial systems are maintained and that accurate financial information is disseminated to shareholders. Other responsibilities include reviewing the results of internal and external audits and any change in accounting procedures or policies, and evaluating the performance of the Corporation’s auditors. The Audit Committee communicates directly with the Corporation’s external auditors in order to discuss audit and related matters whenever appropriate.
The Audit Committee currently consists of Messrs. Weatherall (Chair), Thygesen, Faber and Korbin. The CSA Audit Committee Rules provide for audit committees to consist solely of independent directors. All of Messrs. Weatherall, Thygesen, Faber and Korbin are “independent directors” for the purposes of the CSA Audit Committee Rules, the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules, having regard to the heightened independence requirements applicable to audit committee members.
The Board has determined that all members of the Audit Committee are financially literate since each member has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.
Each of Messrs. Weatherall and Korbin has been determined by the Board of Directors to be an Audit Committee Financial Expert, as such term is defined in the U.S. Securities Exchange Act of 1934, as amended. The Corporation believes that each of Mr. Weatherall, a Chartered Financial Analyst, with over 40 years experience as an investment analyst, who also has experience as a portfolio manager, and Mr. Korbin, a Chartered Accountant with over 30 years experience as an auditor with a major accounting firm, is qualified to be an Audit Committee Financial Expert.
The Corporation has adopted an Audit Committee charter which codifies the mandate of the Audit Committee to, and specifically defines its relationship with, and expectations of, the external auditors, including the establishment of the independence of the external auditor and the approval of any non-audit mandates of the external auditor; the engagement, evaluation, remuneration and termination of the external auditor; its relationship with, and expectations of, the internal auditor function and its oversight of internal control; and the disclosure of financial and related information. The Board will review and reassess the adequacy of the Audit Committee charter on an annual basis.

The Audit Committee has regular access to the Chief Financial Officer of the Corporation. The external auditors regularly attend all meetings of the Audit Committee. At each meeting of the Audit Committee, a portion of the meeting is set aside to discuss matters with the external auditors without management being present. In addition, the Audit Committee has the authority to call a meeting with the external auditors without management being present, at the Committee’s discretion. Additional information regarding the Audit Committee is located in the Directors and Officers section of the Corporation’s Annual Information Form.
Compensation and Benefits Committee
The role of the Compensation and Benefits Committee is primarily to review the adequacy and form of compensation of senior management and the directors with such compensation realistically reflecting the responsibilities and risks of such positions, to administer the Corporation’s Employees’ and Directors’ Equity Incentive Plan, to determine the recipients of, and the nature and size of share compensation awards granted from time to time, to determine the remuneration of executive officers and to determine any bonuses to be awarded.
The Compensation and Benefits Committee currently consists of Messrs. Huberman (Chair), Thygesen, Hanson, Korbin and Balloch. Each member of the committee qualifies as an “independent director” for the purposes of the CSA Corporate Governance Guidelines, the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules.
Corporate Governance and Nominating Committee
The Corporate Governance and Nominating Committee is responsible for making recommendations to the Board with respect to developments in the area of corporate governance and the practices of the Board. The Corporate Governance and Nominating Committee has expressly assumed responsibility for developing the Corporation’s approach to governance issues. The Committee is also responsible for reporting to the Board with respect to appropriate candidates for nominations to the Board, for overseeing the execution of an assessment process appropriate for the Board and its committees and for evaluating the performance and effectiveness of the Board and its committees.
The Corporate Governance and Nominating Committee of the Board currently consists of Messrs. Huberman, Weatherall, Hanson, Thygesen, Faber, Korbin and Balloch, of which Mr. Huberman is Chair of the Committee, in addition to being the Corporation’s Lead Director. Each member of the Committee qualifies as an “independent director” for the purposes of the CSA Corporate Governance Guidelines, the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules.
Executive Committee
The Executive Committee was created by the Board to meet as required, between meetings of the full Board, to approve expenditures of up to U.S.$10,000,000. It currently consists of Messrs. Friedland, Meredith, Macken and Huberman.

Code of Business Conduct and Ethics
The Corporation has adopted a Code of Business Conduct and Ethics applicable to all employees, consultants, officers and directors regardless of their position in the organization, at all times and everywhere the Corporation does business. The Code of Business Conduct and Ethics provides that the Corporation’s employees, consultants, officers and directors will uphold its commitment to a culture of honesty, integrity and accountability and the Corporation requires the highest standards of professional and ethical conduct from its employees, consultants, officers and directors. A copy of the Corporation’s Code of Business Conduct and Ethics has been filed on SEDAR and is available on the Corporation’s website (www.ivanhoemines.com). A copy may also be obtained, without charge, by request to the Corporate Secretary, 654 – 999 Canada Place, Vancouver, British Columbia, Canada V6C 3E1, telephone to (604) 688-5755.
CSA Corporate Governance Guidelines
The Corporation’s statement of corporate governance practices with reference to each of the CSA Corporate Governance Guidelines is set out in Schedule “A” to this Management Proxy Circular.
OTHER BUSINESS
Management of the Corporation is not aware of any matter to come before the Meeting other than the matters referred to in the Notice of the Meeting.
DIRECTORS’ APPROVAL
The contents of this Management Proxy Circular and its distribution to shareholders have been approved by the Board of Directors of the Corporation.
ADDITIONAL INFORMATION
Copies of the Corporation’s Annual Information Form, annual financial statements, and Management Discussion and Analysis for its most recently completed financial year filed pursuant to applicable Canadian provincial securities laws are available free of charge on or through the Corporation’s website at www.ivanhoe-mines.com or through the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. Finally, securityholders may contact the Corporation directly to receive copies of, such filings, without charge, upon written or oral request to Beverly A. Bartlett, Vice President and Corporate Secretary, Suite 654-999 Canada Place, Vancouver, British Columbia, V6C 3E1, or by telephone at (604) 688-5755.
DATED at Vancouver, British Columbia, as of the 22nd day of March, 2007.
BY ORDER OF THE BOARD
“BEVERLY A. BARTLETT”
VICE PRESIDENT AND CORPORATE SECRETARY

SCHEDULE “A”
STATEMENT OF CORPORATE GOVERNANCE PRACTICES
Effective June 30, 2005, the Canadian Securities Administrators adopted National Instrument 58-101 (“NI 58-101”) and the associated National Policy 58-201 (“NP 58-201”) which require the Corporation to disclose its corporate governance practices. These new rules replace the former corporate governance guidelines of the TSX.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT(1)	COMMENTS
1. Board of Directors (the “Board”) – (a) Disclose the identity of directors who are independent.	The Board has reviewed the independence of each Director on the basis of the definitions in section 1.4 of MI 52-110, as amended, and the applicable provisions of the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules. A Director is “independent” if he or she has no direct or indirect material relationship with the Corporation, including as a partner, shareholder or officer of an organization that has a relationship with the Corporation. A “material relationship” is one that would, or in the view of the Board could, be reasonably expected to interfere with the exercise of a Director’s independent judgment. The Board has determined, after reviewing the roles and relationships of each of the Directors, that 58% (7 out of 12) of the nominees proposed by management for election to the Board are independent from the Corporation. The following nominees have been affirmatively determined to be independent by the Board:

David Huberman
John Weatherall
Markus Faber
Robert Hanson
Kjeld Thygesen
Howard Balloch
David Korbin

This determination was made on the basis that:

(a) they (and their immediate family members) are not and have not been within the last three years an employee or executive officer of the Corporation;

(b) they (and their spouse, minor child or step child) are not and have not been within the last three years a partner or employee of the Corporation’s external auditors firm;

(c) they (and their immediate family members) are not and have not been within the last three years an executive officer of an entity of which the Corporation’s executives served on that entity’s compensation committee;

(d) they (and their immediate family members) did not receive more than U.S.$60,000 in direct compensation from the Corporation (exclusive of any remuneration received for acting as a Board or Committee member) during any 12 month period during the last three years;

(e) they and their immediate family members are not

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT(1)	COMMENTS

     a current executive officer of a company that has made payments to, or received payments from, the Corporation for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of U.S.$1 million or 2% of such other company’s consolidated gross revenues; and

(f)  they are not a partner in, or a continuing shareholder or executive officer of any for-profit business organization to which the Corporation made, or from which the Corporation received payments (other than those arising solely from investments in the Corporation’s securities) that exceed 5% of the Corporation’s or business organization’s consolidated gross revenues for that year, or U.S.$200,000, whichever is more, in any of the past three years.

In the case of Mr. Balloch, the Board considered an agreement for consulting services between the Corporation and a company beneficially owned by Mr. Balloch and his spouse and determined that payments pursuant to such agreement (which terminated in 2004) did not exceed U.S.$60,000 during any 12 month period in the last three years. Accordingly, Mr. Balloch has ceased to be disqualified as an “independent director” under the applicable per se standards of the CSA Corporate Governance Guidelines, the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules, and the Board has made the determination that Mr. Balloch is qualified to sit as an “independent director”.

(b) Disclose the identity of directors who are not independent, and describe the basis for that determination.	The Board and Corporate Governance and Nominating Committee have determined, after reviewing the roles and relationships of each of the Directors, that the following five out of 12 nominees proposed by management for election to the Board are not ”independent” from the Corporation as defined in the CSA Corporate Governance Guidelines, the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules:

Robert M. Friedland: Executive Chairman
Peter G. Meredith: Deputy Chairman
John Macken: President and CEO
R. Edward Flood
Bret Clayton

Messrs. Friedland, Meredith and Macken, as senior officers of the Corporation and/or one or more of its subsidiaries and members of management, are considered to be non-independent directors.

Mr. Flood, as a senior officer of the Corporation and a member of management until February 15, 2007, is also considered to be a non-independent director.

In the case of Mr. Bret Clayton, the Board noted his position as an executive officer of the Rio Tinto Group (“Rio Tinto”) and considered the relationship between Rio Tinto and the Corporation resulting from Rio Tinto’s significant investment in the Corporation, the terms and conditions of the investment agreement between Rio Tinto and the Corporation and the shareholders’

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT(1)	COMMENTS
agreement between Rio Tinto and Mr. Robert Friedland, Executive Chairman of the Corporation, each dated October 18, 2006. The Board concluded that such relationship was a “material relationship” within the meaning of the applicable provisions of the CSA Corporate Governance Guidelines, the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules, and accordingly considers Mr. Clayton to be a non-independent nominee director.

(c) Disclose whether or not a majority of the directors are independent. If a majority of directors are not independent, describe what the Board of Directors does to facilitate its exercise of independent judgment in carrying out its responsibilities.
58% or seven of the 12 nominees proposed by management for election to the Board are “independent directors” as defined in the CSA Corporate Governance Guidelines, the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules.

The directors of the Corporation have reviewed the size of the Board and believe that the current Board size and composition results in a balanced representation on the Board among management, non-management directors and the Corporation’s major shareholders. While the Board functions effectively, given the Corporation’s stage of development and the size and complexity of its business, the Board, through its Corporate Governance and Nominating Committee, will continue to seek additional qualified candidates to augment its experience and expertise and to enhance the Corporation’s ability to effectively develop its business interests. In so doing, the Corporate Governance and Nominating Committee will seek candidates that meet all Canadian, U.S. and other standards of independence applicable to the Corporation. The Corporate Governance and Nominating Committee will continue to examine the size and composition of the Board and recommend adjustments from time to time to ensure that the Board continues to be of a size that facilitates effective decision-making. During 2006, two Directors were added to the Board. Mr. David Korbin, who is qualified to be an Audit Committee financial expert, joined the Board in May, 2006, and Mr. Tom Albanese, an executive officer of Rio Tinto, became a member of the Board in November, 2006. There are currently 12 Directors on the Board. The maximum number permitted under the Corporation’s articles of incorporation is 12.

(d) If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.
All directorships with other public entities for each of the nominees are set out next to the individual’s name under the heading “Election of Directors – Management Nominees” in this Circular.

(e) Disclose whether or not the independent directors hold regularly scheduled meetings at which members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the Board does to facilitate open and candid discussion among its independent directors.
The Board sets aside a portion of each regularly scheduled meeting to discuss any issues without management Directors being present. In addition, all committees meet without management being present unless the committee specifically requests the presence of one or more such persons.

The Corporate Governance and Nominating Committee, in particular, provides a forum without management being present to receive any expression of concern from a director, including a concern regarding the independence of the Board from management.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT(1)	COMMENTS
There were seven such Board meetings and four such meetings of each of the Corporate Governance and Nominating and Audit Committees and five such meetings of the Compensation and Benefits Committee held in 2006.

In addition, between each regularly scheduled Board meeting, a meeting of non-management Directors, chaired by the Lead Director, is held by teleconference to update the non-management Directors on developments since the last Board meeting. Five such meetings were held in 2006. Mr. Peter Meredith, Deputy Chairman of the Corporation, has periodically been invited to attend these meetings in order to brief the non-management Directors on recent developments.

The results of discussions of all Board committees, and of the meetings of non-management Directors, are communicated to the rest of the Board at its next scheduled meeting, or more promptly, if required, by the committee Chairs to the other Directors and members of management.

(f) Disclose whether or not the chair of the Board is an independent director. If the Board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the Board has neither a chair that is independent nor a lead director that is independent, describe what the Board does to provide leadership for its independent directors.
Mr. Friedland currently serves as Chairman of the Board of Directors. The Board is of the view that appropriate structures and procedures are in place to allow the Board to function independently of management while continuing to provide the Corporation with the benefit of having a Chairman of the Board with extensive experience and knowledge of the Corporation’s business.

The Board has created the position of lead director, with specific responsibility for maintaining the independence of the Board and ensuring that the Board carries out its responsibilities. Mr. Huberman, who also serves as chair of the Corporate Governance and Nominating Committee and the Compensation and Benefits Committee, has served as the Corporation’s Lead Director since 2003. Mr. Huberman does not serve in a similar capacity with any other corporation.

(g) Disclose the attendance record of each director for all Board meetings held since the beginning of the issuer’s most recently completed financial year.	The Board held seven meetings in the 2006 financial year and the Corporate Governance and Nominating Committee and the Audit Committee each met four times and the Compensation and Benefits Committee met five times during the year. A record of attendance by Director(s) at meetings of the Board and its Committees as well as the number of Board and Board Committee meetings held during the financial year ended December 31, 2006, is set out next to each individual’s name under the heading “Election of Directors – Management Nominees” in this Circular.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT(1)	COMMENTS
2. Board Mandate – Disclose the text of the Board’s written mandate. If the Board does not have a written mandate, describe how the Board delineates its role and responsibilities.	The Board has assumed responsibility for the stewardship of the Corporation and has adopted a formal mandate as described in this Circular under the heading “Corporate Governance – Mandate of the Board”, setting out its stewardship responsibilities.

The mandate of the Board is available on the Corporation’s website (www.ivanhoe-mines.com). A copy may also be obtained upon request to the Vice President and Corporate Secretary of the Corporation, Suite 654, 999 Canada Place, Vancouver, British Columbia V6C 3E1, telephone (604) 688-5755.

3. Position Descriptions –
(a) Disclose whether or not the Board has developed written position descriptions for the chair and the chair of each Board committee. If the Board has not developed written position descriptions for the chair and/or the chair of each Board committee, briefly describe how the Board delineates the role and responsibilities of each such position.
The Board has developed written position descriptions for the Chairman, Lead Director, the chair of each Board committee, CEO and CFO, clearly defining their respective roles and responsibilities. Such position descriptions were reviewed by the Corporate Governance and Nominating Committee and approved by the Board in November 2006 and will be subject to annual review by the Corporate Governance and Nominating Committee.

(b) Disclose whether or not the Board and CEO have developed a written position description for the CEO. If the Board and CEO have not developed such a position description, briefly describe how the Board delineates the role and responsibilities of the CEO.

4. Orientation and Continuing Education
(a) Briefly describe what measures the Board takes to orient new members regarding:

(i) the role of the Board, its committees and its directors, and

(ii)  the nature and operation of the issuer’s business
The Corporation takes steps to ensure that prospective directors fully understand the role of the Board and its committees and the contribution individual directors are expected to make, including in particular the commitment of time and energy that the Corporation expects of its directors. New directors are provided with a comprehensive information package, including pertinent corporate documents and a director’s manual containing information on the duties, responsibilities and liabilities of directors. New directors are also briefed by management as to the status of the Corporation’s business. Directors are provided with the opportunity to make site visits to the Corporation’s properties.

(b) Briefly describe what measures, if any, the Board takes to provide continuing education for its directors. If the Board does not provide continuing education, describe how the Board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.
Management and outside advisors provide information and education sessions to the Board and its committees on a continuing basis as necessary to keep the directors up-to-date with the Corporation, its business and the environment in which it operates as well as with developments in the responsibilities of directors.

Presentations are made to the Board from time to time to educate and keep them informed of changes within the Corporation and of regulatory and industry requirements and standards.

In addition, Directors are encouraged to take courses relevant to the Corporation and its business, particularly with respect to corporate governance and the mining industry, at the Corporation’s expense. Directors are also encouraged to make site visits to the Corporation’s properties.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT(1)	COMMENTS
5. Ethical Business Conduct –
(a) Disclose whether or not the Board has adopted a written code for its directors, officers and employees. If the Board has adopted a written code:

(i) disclose how a person or company may obtain a copy of the code;

(ii) describe how the Board monitors compliance with its code, or if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code; and disclose how a person or company may obtain a copy of the code;

(iii) provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.
The Corporation has adopted a Code of Business Conduct and Ethics applicable to all employees, consultants, officers and directors regardless of their position in the organization, at all times and everywhere the Corporation does business. The Code of Business Conduct and Ethics provides that the Corporation’s employees, consultants, officers and directors will uphold its commitment to a culture of honesty, integrity and accountability and the Corporation requires the highest standards of professional and ethical conduct from its employees, consultants, officers and directors. The Corporation’s Code of Business Conduct and Ethics has been filed on SEDAR and is available on the Corporation’s website (www.ivanhoe-mines.com). A copy may also be obtained, without charge, by request to the Vice President and Corporate Secretary, 654 – 999 Canada Place, Vancouver, British Columbia, Canada V6C 3E1, telephone to (604) 688-5755.

All Directors and employees are provided with a booklet containing the Corporation’s Code of Business Conduct and Ethics and Corporate Securities Trading Policy (which has been translated into other languages as required for use in the Corporation’s international operations) and are required to sign a written acknowledgement confirming that they have received and reviewed it.

Corporate supervisors and employees are required to confirm, on an annual basis, that they have reviewed the Corporation’s Code of Business Conduct and Ethics as part of their annual performance appraisal.

The Corporate Governance and Nominating Committee monitors compliance with the Code of Business Conduct and Ethics and also ensures that management encourages and promotes a culture of ethical business conduct.

The Board has not granted any waiver of the Code of Business Conduct and Ethics in favor of a Director or executive officer. Accordingly, no material change report has been required or filed.

(b) Describe any steps the Board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.
The Corporate Governance and Nominating Committee monitors the disclosure of conflicts of interest to the Board by Directors and ensures that no Director will vote or participate in a discussion on a matter in respect of which such Director has a material interest. Committee Chairs perform the same function with respect to meetings of each Board committee.

(c) Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct.	The Corporation has published a Statement of Values and Responsibilities. It has also developed various corporate policies including Corporate Disclosure, Confidentiality and Securities Trading policies, and a Whistleblower Policy, administered by an independent third party.

The Corporation conducts education programs for its personnel dealing with matters of corporate ethics and best practices.

During 2006 the Corporate Governance and Nominating Committee met with the Corporation’s CEO and CFO to discuss corporate ethics and best

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT(1)	COMMENTS
practices and were satisfied that they are a focus of the CEO, CFO and throughout the Corporation’s international operations.

6. Nomination of Directors – (a) Describe the process by which the Board identifies new candidates for Board nomination.	The Board has a Corporate Governance and Nominating Committee consisting of Messrs. Huberman, Hanson, Weatherall, Thygesen, Faber, Korbin and Balloch all of whom are “independent directors” under the CSA Corporate Governance Guidelines, the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules. Mr. Huberman has been appointed as Chairman of the committee. The full Board determines, in light of the opportunities and risks facing the Corporation, what competencies, skills and personal qualities it should seek in new Board members in order to add value to the Corporation. Based on this framework, the Corporate Governance and Nominating Committee developed a skills matrix outlining the Corporation’s desired complement of Directors’ competencies, skills and characteristics. The Committee annually assesses the current competencies and characteristics represented on the Board and utilizes the matrix to determine the Board’s strengths and identify any gaps that need to be filled. This analysis assists the Committee in discharging its responsibility for approaching and proposing to the full Board new nominees to the Board, and for assessing directors on an ongoing basis.

The Corporate Governance and Nominating Committee has been given the responsibility for developing an evergreen list of potential nominees who the Committee feels would be appropriate to be asked to join the Board if, as and when there are vacancies pending and such persons are available to do so and who complement the current skills matrix. The Committee receives and reviews recommendations from Directors and members of management in determining whether to add the names of new candidates to the list, and has the authority to hire outside consultants to help to identify additional qualified candidates as required.

The Corporation does not have a shareholder with the ability to exercise a majority of the votes for the election of the Board. However, the Chairman of the Corporation holds approximately 27.0% of the Corporation’s voting securities as at the date of this Circular and Rio Tinto, which is entitled to nominate a qualified individual or individuals for appointment or election to the Board in proportion to its shareholdings from time to time, holds approximately 9.92% of the Corporation’s voting securities at such date. The Corporation has a majority of directors who do not have an interest in or relationship with either the Corporation, its Chairman or Rio Tinto and, which fairly reflects the investment in the Corporation by shareholders other than the Chairman or Rio Tinto.

The Board seeks to achieve a greater representation of independent directors and has determined to continue to seek, through its Corporate Governance and Nominating Committee, additional qualified candidates to augment its experience and expertise and to enhance the Corporation’s ability to effectively develop

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT(1)	COMMENTS
its business interests. In so doing, the Corporate Governance and Nominating Committee will seek candidates that meet all Canadian, U.S. and other standards of independence applicable to the Corporation.

The charter of the Corporate Governance and Nominating Committee is available on the Corporation’s website (www.ivanhoe-mines.com). A copy may also be obtained upon request to the Corporate Secretary, 654 – 999 Canada Place, Vancouver, British Columbia, V6C 3E1, telephone (604) 688-5755.

7. Compensation – (a) Describe the process by which the Board determines the compensation for the issuer’s directors and officers.	The Compensation and Benefits Committee has responsibility for recommending compensation for the Corporation’s senior executive officers to the Board. CEO compensation is approved by the Compensation and Benefits Committee. See “Report on Executive Compensation”.

The Compensation and Benefits Committee periodically reviews and makes recommendations to the Board regarding the adequacy and form of the compensation for non-management Directors to ensure that such compensation realistically reflects the responsibilities and risks involved in being an effective director, without compromising a Director’s independence. Directors who are executives of the Corporation receive no additional remuneration for their services as Directors.

Effective May 1, 2007, all non-management directors will receive Cdn.$25,000 per annum for acting as such (prior thereto, Cdn$15,000). Mr. David Huberman receives an additional Cdn.$60,000 per annum for acting as the Lead Director of the Board. Mr. John Weatherall, as Chair of the Audit Committee, receives an additional Cdn.$25,000 per annum, for acting in such capacity. Commencing in 2006 each Chair of the Compensation and Benefits Committee and the Corporate Governance Committee receives an additional payment of Cdn.$15,000 per annum for acting as such. Effective March 9, 2007, non-management directors will also receive Cdn.$1,500 per in-person Board or Committee meeting attended (prior thereto, Cdn.$1,200) and U.S.$600 per Board or Committee conference call in which they participate.

In addition to their cash compensation, non-executive directors (other than the nominee of Rio Tinto in accordance with Rio Tinto’s corporate policy) also receive a grant of 25,000 stock options per annum, such options having a five year term and fully vesting on the first anniversary of the date of the grant.

(b) Disclose whether or not the Board has a compensation committee composed entirely of independent directors. If the Board does not have a compensation committee composed entirely of independent directors, describe what steps the Board takes to ensure an objective process for determining such compensation.
The Compensation and Benefits Committee comprises five Directors, all of whom have been affirmatively determined by the Board to be “independent directors” as defined by the CSA Corporate Governance Guidelines, the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules.

The members of the committee have diverse professional backgrounds, with prior experience in executive compensation. None of the members of the

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT(1)	COMMENTS
committee serve as CEOs or senior executive officers of other public corporations.

(c) If the Board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	The duties and responsibilities of the Compensation and Benefits Committee include the development of a compensation philosophy and policy; evaluating the performance of the Corporation’s senior executive officers, reviewing their compensation, and monitoring equity incentive arrangements.

The role of the Compensation and Benefits Committee is primarily to review the adequacy and form of compensation of executive management and the directors with such compensation realistically reflecting the responsibilities and risks of such positions, to administer the Corporation’s Equity Incentive Plan, to determine the recipients of, and the nature and size of share compensation awards granted from time to time and to determine the remuneration of executive management and to determine any bonuses to be awarded. Commencing in 2007, the committee will conduct a formal review of the Corporation’s executive compensation on an annual basis and otherwise as required to satisfy itself and the Board that the Corporation’s compensation objectives are being met.

The members of the Compensation and Benefits Committee are Messrs. Huberman (Chair), Thygesen, Hanson, Korbin and Balloch. Each member of the committee is an independent director for the purposes of the CSA Corporate Governance Guidelines, the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules.

The charter of the Compensation and Benefits Committee is available on the Corporation’s website (www.ivanhoemines.com). A copy may also be obtained upon request to the Vice President and Corporate Secretary, Suite 654, 999 Canada Place, Vancouver, British Columbia V6C 3E1, telephone (604) 688-5755.

(d) If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.
Towers Perrin were retained in 2004 by the Compensation and Benefits Committee to prepare a director compensation report to assist the committee in the determination of independent director compensation. They were mandated to provide the review based on compensation levels provided to similarly sized international mining companies. Towers Perrin’s fee for its 2004 report was Cdn$19,821.

Gurr Lane & Associates were retained in 2005 by the Compensation and Benefits Committee to prepare reports to assist the committee in developing a compensation strategy for the position of President and for the other executive and senior management positions. They were mandated to develop a justifiable compensation strategy which benchmarks such positions in terms of the competitive marketplace of similar-sized international mining companies and, where appropriate, larger operating mining companies. The proposals were intended to address salary, bonus and stock options. Gurr Lane & Associates’ fee for the reports was Cdn$39,697.

Towers Perrin were retained in 2006 by the Compensation and Benefits Committee to prepare a report on industry standards and best practices relating

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT(1)	COMMENTS
to “change of control” provisions in executive employment agreements. Towers Perrin’s fee for this report was Cdn.$10,788.

None of the compensation consultants or advisors retained by the Compensation and Benefits Committee have performed other work for the Corporation. The Committee will require any such consultant or advisor to obtain its written approval prior to undertaking any work for management of the Corporation in order to protect the independence of such consultant or advisor.

Recommendations of the Compensation and Benefits Committee to the Board are the responsibility of the committee and may reflect factors and considerations outside of surveys’ or consultants’ recommendations.

8. Other Board Committees – If the Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	In addition to the Audit Committee, the Compensation and Benefits Committee and the Corporate Governance and Nominating Committee, in March 2005 the Board approved the establishment of an Executive Committee, consisting of Messrs. Friedland, Huberman, Meredith and Macken, to meet between formal meetings of the Board as necessary, with authority to approve expenditures of up to U.S.$10,000,000.

In November, 2006 the Board also approved the establishment of a Currency Advisory Committee, consisting of the Chairman of the Audit Committee and each of Mr. Peter Meredith (the Corporation’s Deputy Chairman) and its CFO, to make recommendations to the CFO on managing the Corporation’s currency exposures and to report to the Board on a quarterly basis.

9.   Assessments – Disclose whether or not the Board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the Board satisfies itself that the Board, its committees, and its individual directors are performing effectively.
The Corporate Governance and Nominating Committee has the responsibility for developing and recommending to the Board, and overseeing the execution of, a process for assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors, on a regular basis. The Corporate Governance and Nominating Committee has developed and is continuing to refine an assessment process for the Board, each of its committees, and the contribution of individual directors.

The Corporate Governance and Nominating Committee has, for the last three years, reviewed and approved a performance evaluation questionnaire that was forwarded to all of the members of the Board of Directors. This questionnaire covers a wide range of issues providing for quantitative ratings and subjective comments and recommendations in each area. In 2004, all Directors assessed the performance of the Board as a whole, its Committees, the Chair of each Committee, and the Lead Director. Issues addressed included Board composition, Board discussion and the relationship with the CEO, Director orientation and ongoing development, definition of roles and responsibilities, Board and Director evaluation, Director compensation, CEO and management succession, strategic planning and supporting plans, Committees, and the role of the Lead Director. Responses were tabulated and analyzed through independent Board governance consultants, without attribution of

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT(1)	COMMENTS
comments to individual directors, and a summary report was provided to the Lead Director, and through him, to the Committee and the full Board, with recommendations for improvement where required. In 2005, each Director assessed his own performance. Issues addressed included skills and experience, preparation, attendance and availability, communication and interaction, strategies and plans, business, corporation and industry knowledge, and an overall assessment. Responses were provided to the Lead Director. In 2006, a peer review was completed by the Directors. Each Director was asked to evaluate the contribution of each of the other Directors in the following areas: preparation and availability, accountability and transparency, contribution to strategic planning, oversight of performance and risk, contribution to supervision and relationship with management, contribution to Board internal effectiveness, and overall contribution of the individual Director. Each Director was also asked to comment on what additional skills, experience and information could benefit the Board and how they might be accessed, what were his and his fellow Directors most recent accomplishments for the Corporation, and what each Director sought to accomplish with his fellow Directors over the next 1-2 years at the Corporation. The Lead Director was provided with a report detailing the average (mean) ratings for all Directors of the portion of the questionnaire dealing with the contribution of individual Directors, and a summary of the responses to the portion dealing with overall Board contribution, on a non-attributed basis. Each individual Director was provided with a confidential ‘report card’ containing their peers’ assessment of their contribution. The Lead Director will meet with each Director to discuss individual and Board performance, and report the overall results to the Board of Directors.

The Corporate Governance and Nominating Committee intends to continue these processes on a regular basis.

These evaluations showed that the Board, its Committees, the Committee Chairs, the Lead Director and individual Directors were effectively fulfilling their responsibilities.

(1) Reference is made to the items in Form 58-101F.

SCHEDULE “B”
EQUITY INCENTIVE PLAN RESOLUTION
BE IT RESOLVED, as an ordinary resolution, that:
1.	the Amended and Restated Incentive Stock Option Plan of the Corporation (the “Amended and Restated Incentive Plan”), as described in, and attached as Schedule C to, the Management Information Circular of the Corporation dated March 22, 2007 which:
(a)	increases the aggregate number of Common Shares which the Corporation may issue or reserve for issuance under the Incentive Plan, by 5,000,000 Common Shares, from 32,000,000 Common Shares to 37,000,000 Common Shares;

(b)	increases the maximum number of Common Shares which the Corporation may issue under the Bonus Plan component of the Incentive Plan by 1,500,000 Common Shares, from 2,000,000 Common Shares to 3,500,000 Common Shares; and

(c)	incorporates the amendments indicated in the form of Employees’ and Directors’ Equity Incentive Plan attached to this Circular as Schedule C;
be and is hereby approved; and

2.	any director or officer of the Corporation be and is hereby authorized, for and on behalf of the Corporation, to do all such things and execute all such documents and instruments as may be necessary or desirable to give effect to this resolution.

SCHEDULE C
IVANHOE MINES LTD.
EMPLOYEES’ AND DIRECTORS’ EQUITY INCENTIVE PLAN
AMENDED AND RESTATED
~~MAY 10, 2005, AUGUST 10, 2005 and MAY 12, 2006~~
MAY 11, 2007
PART 1 INTRODUCTION
1.1 Purpose
The purpose of the Plan is to secure for the Company and its shareholders the benefits of incentive inherent in share ownership by the directors and employees of the Company and its affiliates who, in the judgment of the Board, will be largely responsible for its future growth and success. It is generally recognized that share plans of the nature provided for herein aid in retaining and encouraging employees and directors of exceptional ability because of the opportunity offered them to acquire a proprietary interest in the Company.
1.2 Definitions
(a)	~~(a)~~ “Affiliate” has the meaning set forth in Section 1(2) of the Ontario Securities Act, as amended, and includes those issuers that are similarly related, whether or not any of the issuers are corporations, companies, partnerships, limited partnerships, trusts, income trusts or investment trusts or any other organized entity issuing securities.

(b)	~~(b)~~ “Associate” has the meaning assigned to it in the Ontario Securities Act, as amended.

(c)	~~(c)~~ “Board” means the board of directors of the Company.

(d)	“Blackout Period” means a period in which the trading of Shares or other securities of the Company is restricted under the Company’s Corporate Disclosure, Confidentiality and Securities Trading Policy, or under an insider trading policy or other policy of the Company then in effect.

(e)	~~(d)~~ “Company” means Ivanhoe Mines Ltd., a company continued under the laws of the Yukon Territory.

(f)	~~(e)~~ “Committee” has the meaning attributed thereto in Section ~~6.1;~~6.1.

(g)	~~(f)~~ “Eligible Directors” means the directors of the Company or any Affiliate thereof who are, as such, eligible for participation in the Plan.

(h)	~~(g)~~ “Eligible Employees” means employees (including employees who are officers and directors) of the Company or any Affiliate thereof, whether or not they have a written employment contract with Company, determined by the Board, upon recommendation of the Committee, as employees eligible for participation in the Plan. “Eligible Employees” shall include Service Providers eligible for participation in the Plan as determined by the Board.

(i)	~~(h)~~ “Fair Market Value” means, with respect to a Share subject to Option, the weighted average price of the Shares on The Toronto Stock Exchange for the five days on which Shares were traded immediately preceding the date in respect of which Fair Market Value is to be determined or, if the Shares are not, as at that date listed on The Toronto Stock Exchange, on such other exchange or exchanges on which the Shares are listed on that date. If the Shares are not listed and posted for trading on an exchange on such day, the Fair Market Value shall be such price per Share as the Board, acting in good faith, may determine.

(j)	~~(i)~~ “Insider” has the meaning assigned to it in the Ontario Securities Act, as amended, and also includes an Associate or Affiliate of any person who is an Insider.

(k)	~~(j)~~ “Option” means an option granted under the terms of the Share Option Plan.

(l)	~~(k)~~ “Option Period” means the period during which an Option is outstanding.

(m)	~~(l)~~ “Optionee” means an Eligible Employee or Eligible Director to whom an Option has been granted under the terms of the Share Option Plan.

(n)	~~(m)~~ “Participant” means, in respect of any Plan, an Eligible Employee or Eligible Director who participates in such Plan.

(o)	~~(n)~~ “Plan” means, collectively the Share Option Plan, the Share Bonus Plan and the Share Purchase Plan and “Plan” means any such plan as the context requires.

(p)	~~(o)~~ “Service Provider” means any person or company engaged by the Company or an Affiliate to provide services for an initial, renewable or extended period of 12 months or more.

(q)	~~(p)~~ “Share Bonus Plan” means the plan established and operated pursuant to Part 3 and Part 5 hereof.

(r)	~~(q)~~ “Share Option Plan” means the plan established and operated pursuant to Part 2 and Part 5 hereof.

(s)	~~(r)~~ “Share Purchase Plan” means the plan established and operated pursuant to Part 4 and Part 5 hereof.

(t)	~~(s)~~ “Shares” means the common shares of the Company.
PART 2 SHARE OPTION PLAN
2.1 Participation
Options shall be granted only to Eligible Employees and Eligible Directors.
2.2 Administration of Share Option Plan.
The Share Option Plan shall be administered by the Committee.
2.3 Price

The exercise price per Share of any Option shall be not less than one hundred per cent (100%) of the Fair Market Value on the date of grant.
2.4 Grant of Options
The Board, on the recommendation of the Committee, may at any time authorize the granting of Options to such Eligible Employees and Eligible Directors as it may select for the number of Shares that it shall designate, subject to the provisions of the Share Option Plan. ~~When the grant is authorized, ofUnless a later date is otherwise determined by the Board, the~~ The date of grant of an Option shall be (i) the date such grant was approved by the Committee for recommendation to the Board, provided the Board approves such grant; or (ii) for a grant of an Option not approved by the Committee for recommendation to the Board, the date such grant was approved by the Board.
Each Option granted to an Eligible Employee or to an Eligible Director shall be evidenced by a stock option agreement with terms and conditions consistent with the Share Option Plan and as approved by the Board on the recommendation of the Committee (which terms and conditions need not be the same in each case and may be changed from time to time, subject to section 5.7 of the Plan and the approval of any material changes by The Toronto Stock Exchange or such other exchange or exchanges on which the Shares are then traded).
2.5 Terms of Options
The Option Period shall be five years from the date such Option is granted or such greater or lesser duration as the Board, on the recommendation of the Committee, may determine at the date of grant, and may thereafter be reduced with respect to any such Option as provided in Section 2.8 hereof covering termination of employment or death of the Optionee; provided, however, that at any time the expiry date of the Option Period in respect of any outstanding Option under this Plan (either before or after its amendment and restatement on May 11, 2007) should be determined to occur either during a Blackout Period or within ten business days following the expiry of the Blackout Period, the expiry date of such Option Period shall be deemed to be the date that is the tenth business day following the expiry of the Blackout Period.
Unless otherwise determined from time to time by the Board, on the recommendation of the Committee, Options may be exercised (in each case to the nearest full Share) during the Option Period as follows:
(a) at any time during the first year of the Option Period, the Optionee may purchase up to 20% of the total number of Shares reserved for issuance pursuant to his or her Option; and
(b) at any time during each additional year of the Option Period the Optionee may purchase an additional 20% of the total number of Shares reserved for issuance pursuant to his or her Option plus any Shares not purchased in accordance with the preceding subsection (a) until, in the fifth year of the Option Period, 100% of the Option will be exercisable.
Except as set forth in Section 2.8, no Option may be exercised unless the Optionee is at the time of such exercise:
(a) in the case of an Eligible Employee, in the employ of the Company or an Affiliate and shall have been continuously so employed since the grant of his

Option, but absence on leave, having the approval of the Company or such Affiliate, shall not be considered an interruption of employment for any purpose of the Share Option Plan; or
(b) in the case of an Eligible Director, a director of the Company or an Affiliate and shall have been such a director continuously since the grant of his Option.
Subject to Section 2.6, the exercise of any Option will be contingent upon the Optionee having entered into an Option agreement with the Company on such terms and conditions as have been approved by the Board, on the recommendation of the Committee, and which incorporates by reference the terms of the Plan. The exercise of any Option will also be contingent upon receipt by the Company of cash payment of the full purchase price of the Shares being purchased. No Optionee or his legal representatives or legatees will be, or will be deemed to be, a holder of any Shares subject to an Option, unless and until certificates for such Shares are issued to him or them under the terms of the Share Option Plan.
2.6 Share Appreciation Right
A Participant may, if at any time determined by the Board, on the recommendation of the Committee, have the right (the “Right”), when entitled to exercise an Option, to terminate such Option in whole or in part (the “Terminated Option”) by notice in writing to the Company and, in lieu of receiving the Shares (the “Option Shares”) to which the Terminated Option relates, to receive the number of Shares, disregarding fractions, which is equal to the quotient obtained by:
(a) subtracting the Option exercise price per Share from the Fair Market Value per Share on the day immediately prior to the exercise of the Right and multiplying the remainder by the number of Option Shares; and
(b) dividing the product obtained under subsection 2.6(a) by the Fair Market Value per Share on the day immediately prior to the exercise of the Right.
If a Right is granted in connection with an Option, it is exercisable only to the extent and on the same conditions that the related Option is exercisable. For greater certainty, for purposes of the aggregate number of shares reserved for issuance under Section 5.1 of the Plan, in the event of an exercise of a Right in respect of an Option, the number of Shares available for issuance under the Plan will be reduced by the number of Shares to which the Terminated Option relates rather than the number of Shares issued upon exercise of the Right in respect of such Option.
2.7 Lapsed Options
If Options are surrendered, terminated or expire without being exercised in whole or in part, new Options may be granted covering the Shares not purchased under such lapsed Options, subject in the case of the cancellation of an Option in connection with the grant of a new Option to the same person on different terms, to the consent of The Toronto Stock Exchange.
2.8 Effect of Termination of Employment or Death
If an Optionee:
(a) dies while employed by or while a director of the Company or its Affiliate, any Option held by him at the date of death shall become exercisable in whole or in part, but only by the person or persons to whom the Optionee’s rights under the Option shall pass by the Optionee’s will or applicable laws of descent and distribution. Unless otherwise determined by the Board, on the recommendation of the Committee, all such Options shall be exercisable only to the extent that the Optionee was entitled to exercise the Option at the date of his death and only for 12 months after the date of death or prior to the expiration of the Option Period in respect thereof, whichever is sooner; or
(b) ceases to be employed by or act as a director of the Company or its Affiliate for cause, no Option held by such Optionee will, unless otherwise determined by the Board, on the recommendation of the Committee, be exercisable following the date on which such Optionee ceases to be so employed or ceases to be a director, as the case may be. If an Optionee ceases to be employed by or act as a director of the Company or its Affiliate for any reason other than cause then, unless otherwise determined by the Board, on the recommendation of the Committee, any Option held by such Optionee at the effective date thereof shall become exercisable for a period of up to 12 months thereafter or prior to the expiration of the Option Period in respect thereof, whichever is sooner.
2.9 Effect of Takeover Bid
If a bona fide offer (the “Offer”) for Shares is made to the Optionee or to shareholders generally or to a class of shareholders which includes the Optionee, which Offer, if accepted in whole or in part, would result in the offeror exercising control over the Company within the meaning of subsection 1(3) of the Ontario Securities Act (as amended from time to time), then the Company shall, immediately upon receipt of notice of the Offer, notify each Optionee currently holding an Option of the Offer, with full particulars thereof, whereupon, notwithstanding Section 2.5 hereof, such Option may be exercised in whole or in part by the Optionee so as to permit the Optionee to tender the Shares received upon such exercise (the “Optioned Shares”) pursuant to the Offer.
2.10 Effect of Amalgamation or Merger
If the Company amalgamates or merges with or into another corporation, any Shares receivable on the exercise of an Option shall be converted into the securities, property or cash which the Participant would have received upon such amalgamation or merger if the Participant had exercised his Option immediately prior to the record date applicable to such amalgamation or merger, and the option price shall be adjusted appropriately by the Board and such adjustment shall be binding for all purposes of the Share Option Plan.
2.11 Adjustment in Shares Subject to the Plan
If there is any change in the Shares through the declaration of stock dividends of Shares or consolidations, subdivisions or reclassification of Shares, or otherwise, the number of Shares available under the Share Option Plan, the Shares subject to any Option, and the option price thereof shall be adjusted appropriately by the Board and such adjustment shall be effective and binding for all purposes of the Share Option Plan.
2.12 Loans to Employees
Subject to applicable law, the Board may at any time authorize the Company to loan money to an Eligible Employee (which for purposes of this Section 2.12 excludes any director or executive officer (or equivalent thereof) of the Company), on such terms and conditions as the Board may reasonably determine, to assist such Eligible Employee to exercise an Option held by him or her. Such terms and conditions shall include, in any event, interest at prevailing market rates, a term not in excess of one year, and security in favour of the Company represented by that number of Shares issued pursuant to the exercise of an Option in respect of which such loan was made or equivalent security which equals the loaned amount divided by the Fair Market Value of the Shares on the date of exercise of the Option, which security may be granted on a non-recourse basis.
PART 3 SHARE BONUS PLAN
3.1 Participants
The Board, on the recommendation of the Committee, shall have the right, subject to Section 3.2, to issue or reserve for issuance, for no cash consideration, to any Eligible Employee or any Eligible Director any number of Shares as a discretionary bonus subject to such provisos and restrictions as the Board may determine.
3.2 Number of Shares
The aggregate maximum number of shares that may be issued pursuant to Section 3.1 will be limited to ~~2,000,000~~ 3,500,000 Shares. Shares reserved for issuance and issued under the Share Bonus Plan shall be subject to the limitations set out in Section 5.1.
The Board, on the recommendation of the Committee, in its absolute discretion, shall have the right to reallocate any of the Shares reserved for issuance under the Share Bonus Plan for future issuance under the Share Option Plan or the Share Purchase Plan and, in the event that any Shares specifically reserved under the Share Bonus Plan are reallocated to the Share Option Plan or the Share Purchase Plan, as the case may be, the aggregate maximum number of Shares reserved under the Share Bonus Plan will be reduced to that extent. In no event will the number of Shares allocated for issuance under the Share Bonus Plan exceed ~~2,000,000~~ 3,500,000 Shares.
3.3 Necessary Approvals
The obligation of the Company to issue and deliver any Shares pursuant to an award made under the Share Bonus Plan will be subject to all necessary approvals of any exchange or securities regulatory authority having jurisdiction over the Shares.
PART 4 SHARE PURCHASE PLAN
4.1 Participants
Participants in the Share Purchase Plan will be Eligible Employees who have been continuously employed by the Company or any of its Affiliates on a full-time basis for at least 12 consecutive months and who have been designated by the Board, on the recommendation of the Committee, as participants in the Share Purchase Plan (“Share Purchase Plan Participants”). The Board, on the recommendation of the Committee, shall have the right, in its absolute discretion, to waive such 12-month period or to refuse any Eligible Employee or group of Eligible Employees the right of participation or continued participation in the Share Purchase Plan.
4.2 Election to Participate in the Share Purchase Plan and Participant’s Contribution
Any Share Purchase Plan Participant may elect to contribute money (the “Participant’s Contribution”) to the Share Purchase Plan in any calendar year if the Share Purchase Plan

Participant delivers to the Company a written direction in form and substance satisfactory to the Company authorizing the Company to deduct from the Share Purchase Plan Participant’s salary, in equal instalments, the Participant’s Contribution. Such direction will remain effective until revoked in writing by the Share Purchase Plan Participant or until the Board terminates or suspends the Share Purchase Plan, whichever is earlier.
The Share Purchase Plan Participant’s Contribution as determined by the Board, on the recommendation of the Committee, shall not exceed 10% of the Share Purchase Plan Participant’s basic annual salary from the Company and its Affiliates at the time of delivery of the direction, before deductions, exclusive of any overtime pay, bonuses or allowances of any kind whatsoever (the “Basic Annual Salary”). In the case of a Share Purchase Plan Participant for whom the Board, on the recommendation of the Committee, has waived the 12-month employment requirement, the Share Purchase Plan Participant’s Contribution shall not exceed 10% of his Basic Annual Salary from the Company and its Affiliates at the time of delivery of the direction, prorated over the remainder of the calendar year, before deductions and exclusive of any overtime pay, bonuses or allowances of any kind whatsoever.
4.3 Company’s Contribution
Immediately prior to the date any Shares are issued to a Share Purchase Plan Participant in accordance with Section 4.4, the Company will credit the Share Purchase Plan Participant with, and thereafter hold in trust for the Share Purchase Plan Participant, an amount determined by the Board (the “Company’s Contribution”) not to exceed the Participant’s Contribution then held in trust by the Company.
4.4 Issue of Shares
On March 31, June 30, September 30 and December 31 in each calendar year the Company will issue to each Share Purchase Plan Participant fully paid and non-assessable Shares, disregarding fractions, which is equal to the aggregate amount of the Participant’s Contribution and the Company’s Contribution divided by the Issue Price. For the purposes of this Section 4.4, “Issue Price” means the weighted average price of the Shares on The Toronto Stock Exchange, or such exchange or exchanges on which the Shares may be traded at such time for the 90-day period immediately preceding the date of issuance. If the Shares are not traded on an exchange on the date of issuance, the Issue Price shall be such price per Share as the Board, acting in good faith, may determine.
The Company shall hold any unused balance of the Participant’s Contribution for a Share Purchase Plan Participant until used in accordance with the Share Purchase Plan.
4.5 Delivery of Shares
As soon as reasonably practicable following each issuance of Shares to a Share Purchase Plan Participant pursuant to Section 4.4, the Company will cause to be delivered to the Share Purchase Plan Participant a certificate in respect of such Shares provided that, if required by applicable law or the rules and policies of The Toronto Stock Exchange or such other exchange or exchanges on which the Shares are traded, a restrictive legend shall be inscribed on the certificate, which legend shall state that the Shares shall not be transferable for such period as may be prescribed by law or by any regulatory authority or stock exchange on which the Shares are listed.

4.6 Effect of Termination of Employment or Death
If a Participant dies or otherwise ceases to be employed by the Company or any of its Affiliates for any reason or receives notice from the Company of the termination of his or her employment, the Share Purchase Plan Participant’s participation in the Share Purchase Plan will be deemed to be terminated and any portion of the Participant’s Contribution then held in trust shall be paid to the Share Purchase Plan Participant or his estate or successor as the case may be.
4.7 Effect of Amalgamation or Merger
If the Company amalgamates or merges with or into another corporation, each Share Purchase Plan Participant to whom Shares are to be issued will receive, on the date on which any Shares would otherwise have been delivered to the Share Purchase Plan Participant in accordance with Section 4.5, the securities, property or cash to which the Share Purchase Plan Participant would have been entitled on such amalgamation, consolidation or merger had the Shares been issued immediately prior to the record date of such amalgamation or merger.
PART 5 GENERAL
5.1 Number of Shares
The aggregate number of Shares that may be reserved for issuance under the Plan shall not exceed ~~32,000,000~~37,000,000 Shares inclusive of those Shares reserved under the Share Bonus Plan pursuant to Section 3.2. In addition, the aggregate number of Shares:
(a) that may be reserved for issuance to Insiders under the Plan (or when combined with all of the Company’s other security based compensation arrangements) shall not exceed 10% of the Company’s outstanding issue from time to time;
(b) that may be issued to Insiders under the Plan (or when combined with all of the Company’s other security based compensation arrangements) within any one-year period shall not exceed 10% of the Company’s outstanding issue from time to time; and
(c) that may be issued to any one Insider and his or her Associates under the Plan within any one-year period shall not exceed 5% of the Company’s outstanding issue from time to time.
In no event will the number of Shares at any time reserved for issuance to any Participant exceed 5% of the Company’s outstanding issue from time to time.
For the purposes of this Section 5.1, “outstanding issue” means the total number of Shares, on a non-diluted basis, that are issued and outstanding as of the date that any Shares are issued or reserved for issuance pursuant to an award under the Plan to an Insider or such Insider’s Associates, excluding any Shares issued under the Plan during the immediately preceding 12 month period.
5.2 Transferability
Any benefits, rights and options accruing to any Participant in accordance with the terms and conditions of the Plan shall not be transferable unless specifically provided herein. During the lifetime of a Participant all benefits, rights and options may only be exercised by the Participant. Options are non-transferable except by will or by the laws of descent and distribution.

5.3 Employment
Nothing contained in any Plan shall confer upon any Participant any right with respect to employment or continuance of employment with the Company or any, Affiliate, or interfere in any way with the right of the Company or any Affiliate to terminate the Participant’s employment at any time. Participation in any Plan by a Participant is voluntary.
5.4 Record Keeping
The Company shall maintain a register in which shall be recorded:
(a)	the name and address of each Participant;

(b)	the Plan or Plans in which the Participant participates;

(c)	any Participant’s Contributions;

(d)	the number of unissued Shares reserved for issuance pursuant to an Option or pursuant to an award made under the Share Bonus Plan in favour of a Participant; and

(e)	such other information as the Board may determine.
5.5 Necessary Approvals
The Plan shall be effective only upon formal adoption by the Board following the approval of the shareholders of the Company in accordance with the rules and policies of The Toronto Stock Exchange.
The obligation of the Company to sell and deliver Shares in accordance with the Plan is subject to the approval of any governmental authority having jurisdiction in respect of the Shares or any exchanges on which the Shares are then listed which may be required in connection with the authorization, issuance or sale of such Shares by the Company. If any Shares cannot be issued to any Participant for any reason including, without limitation, the failure to obtain such approval, the obligation of the Company to issue such Share shall terminate and any Participant’s Contribution or option price paid to the Company shall be returned to the Participant.
5.6 Income Taxes
The Company may withhold from any remuneration or consideration whatsoever payable to such Participant hereunder, any amounts required by any taxing authority to be withheld for taxes of any kind as a consequence of such participation in the Plan.
5.7 Amendments to Plan
~~The Board may amend, modify or terminate the Plan at any time if and when it is advisable in the absolute discretion of the Board, subject to the approval of any material changes by The Toronto Stock Exchange or such other exchange or exchanges on which the Shares are traded. However, any amendment of such Plan which would:~~
~~(a) materially increase the benefits under the Plan;~~

~~(b) materially increase the number of Shares issuable under the Plan; or~~
~~(c) materially modify the requirements as to eligibility for participation in the Plan;~~
~~shall be effective only upon the approval of the shareholders of the Company and, if required, the approval of any regulatory body having jurisdiction over the Shares and any stock exchanges on which the Shares are then listed for trading. Except as expressly otherwise provided herein, however, no change in an award already granted under the Plan shall be made without the written consent of the recipient of such award.~~
The Board shall have the power to, at any time and from time to time, either prospectively or retrospectively, amend, suspend or terminate the Plan or any Option or other award granted under the Plan without shareholder approval, including, without limiting the generality of the foregoing: changes of a clerical or grammatical nature, changes regarding the persons eligible to participate in the Plan, changes to the exercise price, vesting, term and termination provisions of Options, changes to the share appreciation right provisions, changes to the share bonus plan provisions (other than the maximum number of Shares issuable under the Bonus Plan in Section 3.2 of the Plan), changes to the authority and role of the Compensation and Benefits Committee under the Plan, changes to the acceleration and vesting of Options in the event of a takeover bid, and any other matter relating to the Plan and the Options and awards granted thereunder, provided however that:
a)	such amendment, suspension or termination is in accordance with applicable laws and the rules of any stock exchange on which the Shares are listed;

b)	no amendment to the Plan or to an Option granted hereunder will have the effect of impairing, derogating from or otherwise adversely affecting the terms of an Option which is outstanding at the time of such amendment without the written consent of the holder of such Option;

c)	the expiry date of an Option Period in respect of an Option shall not be more than ten years from the date of grant of an Option except as expressly provided in Section 2.5;

d)	the Directors shall obtain shareholder approval of:
(i)	any amendment to the aggregate maximum number of Shares specified in subsection 3.2 (Share Bonus Plan);

(ii)	any amendment to the aggregate number of Shares specified in subsection 5.1 (being the aggregate number of Shares that may be reserved for issuance under the Plan) other than pursuant to section 2.11;

(iii)	any amendment to the limitations on Shares that may be reserved for issuance, or issued, to Insiders under subsections 5.1(a) (b) and (c); or

(iv)	any amendment that would reduce the exercise price of an outstanding Option of an Insider other than pursuant to section 2.11;

(v)	any amendment that would extend the expiry date of the Option Period in respect of any Option granted under the Plan to an Insider except as expressly contemplated in subsection 2.5; and

(vi)	any amendment to the amending provision set out in Section 5.7 (Amendments to Plan).
If the Plan is terminated, the provisions of the Plan and any administrative guidelines and other rules and regulations adopted by the Board and in force on the date of termination will continue in effect as long as any Option or any rights pursuant thereto remain outstanding and, notwithstanding the termination of the Plan, the Board shall remain able to make such amendments to the Plan or the Options as they would have been entitled to make if the Plan were still in effect.
5.8 No Representation or Warranty
The Company makes no representation or warranty as to the future market value of any Shares issued in accordance with the provisions of the Plan.
5.9 Compliance with Applicable Law, etc
If any provision of the Plan or any agreement entered into pursuant to the Plan contravenes any law or any order, policy, by-law or regulation of any regulatory body or stock exchange having authority over the Company or the Plan then such provision shall be deemed to be amended to the extent required to bring such provision into compliance therewith.
PART 6 ADMINISTRATION OF THE PLAN
6.1 Administration by the Committee
(a)	Unless otherwise determined by the Board, the Plan shall be administered by the Compensation and Benefits Committee (the “Committee”) appointed by the Board and constituted in accordance with such Committee’s charter. The members of the Committee serve at the pleasure of the Board and vacancies occurring in the Committee shall be filled by the Board.

(b)	The Committee shall have the power, where consistent with the general purpose and intent of the Plan and subject to the specific provisions of the Plan, to:
(i)	adopt and amend rules and regulations relating to the administration of the Plan and make all other determinations necessary or desirable for the administration of the Plan. The interpretation and construction of the provisions of the Plan and related agreements by the Committee shall be final and conclusive. The Committee may correct any defect or supply any omission or reconcile any inconsistency in the Plan or in any related agreement in the manner and to the extent it shall deem expedient to carry the Plan into effect and it shall be the sole and final judge of such expediency; and

(ii)	otherwise exercise the powers delegated to the Committee by the Board and under the Plan as set forth herein.

6.2 Board Role
(a)	The Board, on the recommendation of the Committee, shall determine and designate from time to time the individuals to whom awards shall be made, the amounts of the awards and the other terms and conditions of the awards.

(b)	The Board may delegate any of its responsibilities or powers under the Plan to the Committee, provided that the grant of all Shares, Options or other awards under the Plan shall be subject to the approval of the Board. No Option shall be exercisable in whole or in part unless and until such approval is obtained.

(c)	In the event the Committee is unable or unwilling to act in respect of a matter involving the Plan, the Board shall fulfill the role of the Committee provided for herein.

IVANHOE MINES LTD.
654 — 999 Canada Place, Vancouver, British Columbia V6C 3E1
Tel: (604) 688 5755       Fax: (604) 682 2060
P R O X Y
This proxy is solicited by the management of IVANHOE MINES LTD. (the “Corporation”) for the Annual General Meeting of its shareholders (the “Meeting”) to be held on May 11, 2007.
The undersigned hereby appoints, Peter Meredith, Deputy Chairman and Director, or failing him, Beverly A. Bartlett, Vice President and Corporate Secretary of the Corporation, or instead of either of the foregoing, (insert name) , as nominee of the undersigned, with full power of substitution, to attend and vote on behalf of the undersigned at the Meeting to be held in the Terraces A & B of the Terminal City Club, 837 West Hastings Street, Vancouver, British Columbia, on May 11, 2007 at 9:00 AM, local time, and at any adjournments thereof, and directs the nominee to vote or abstain from voting the shares of the undersigned in the manner indicated below:

1.	ELECTION OF DIRECTORS
The nominees proposed by management of the Corporation are:

	ROBERT M. FRIEDLAND	FOR ☐	WITHHOLD ☐
	R. EDWARD FLOOD	FOR ☐	WITHHOLD ☐
	KJELD THYGESEN	FOR ☐	WITHHOLD ☐
	ROBERT HANSON	FOR ☐	WITHHOLD ☐
	JOHN WEATHERALL	FOR ☐	WITHHOLD ☐
	MARKUS FABER	FOR ☐	WITHHOLD ☐
	JOHN MACKEN	FOR ☐	WITHHOLD ☐
	DAVID HUBERMAN	FOR ☐	WITHHOLD ☐
	HOWARD BALLOCH	FOR ☐	WITHHOLD ☐
	PETER MEREDITH	FOR ☐	WITHHOLD ☐
	DAVID KORBIN	FOR ☐	WITHHOLD ☐
	BRET CLAYTON	FOR ☐	WITHHOLD ☐

2.	APPOINTMENT OF AUDITORS
To appoint Deloitte & Touche, LLP, Chartered Accountants, as auditors of the Corporation at a remuneration to be fixed by the board of directors.

FOR ☐ WITHHOLD ☐

3.	EMPLOYEES’ AND DIRECTORS’ EQUITY INCENTIVE PLAN
To approve the amended and restated Employee’s and Directors’ Equity Incentive Plan as more particularly defined in the Management Proxy Circular.

FOR ☐ AGAINST ☐

4.	AMENDMENT TO THE ARTICLES
To approve and confirm revisions to the By-Laws to allow for the Corporation’s shares to be issued electronically, without a certificate, as will be required for shares listed on a U.S. stock exchange.

FOR ☐ AGAINST ☐
5.	To transact any other business as may properly come before the Meeting or at any adjournment thereof.

6.	Upon any permitted amendment to or variation of any matter identified in the Notice of Meeting.
THE UNDERSIGNED HEREBY REVOKES ANY PRIOR PROXY OR PROXIES.
DATED:                                          , 2007.

Signature of Shareholder

(Please print name here)

Note:	If not dated, this proxy is deemed to be dated on the day sent by the Corporation.
Affix label here
Name of Shareholder
Address of Shareholder
(Please advise the Corporation of any change of address)

NOTES:
A proxy will not be valid unless the completed, signed and dated form of proxy is faxed to CIBC Mellon Trust Company, Attention: Proxy Department 1-416-368-3976 or 1-866-781-3111 or delivered by mail to P.O. Box 1900, Vancouver, British Columbia, V6E 3X1 or P.O. Box 721, Agincourt, Ontario, M1S 0A1 or delivered by hand to Suite 1600, The Oceanic Plaza, 1066 Hastings Street, Vancouver, British Columbia, V6E 3K9 or 320 Bay Street, Banking Hall Level, Toronto, Ontario, M5H 4A6, and received by CIBC Mellon Trust Company not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the time at which the Meeting is to be held, or any adjournment thereof.
Any one of the joint holders of a share may sign a form of proxy in respect of the share but, if more than one of them is present at the Meeting or represented by proxyholder, that one of them whose name appears first in the register of members in respect of the share, or that one’s proxyholder, will alone be entitled to vote in respect thereof. Where the form of proxy is signed by a corporation, either its corporate seal must be affixed or the form should be signed by the corporation under the hand of an officer or attorney duly authorized in writing.
A shareholder has the right to appoint a person, who need not be a shareholder, other than either of the nominees designated in this form of proxy to attend and act for the shareholder and on the shareholder’s behalf at the Meeting, and may do so by inserting the name of that other person in the blank space provided for that purpose in this form of proxy or by completing another suitable form of proxy.
The shares represented by this proxy will be voted in accordance with the instructions of the shareholder on any ballot, and where a choice with respect to a matter to be acted on is specified the shares will be voted on a ballot in accordance with that specification. This proxy confers discretionary authority with respect to matters identified or referred to in the accompanying Notice of Meeting for which no instruction is given, and with respect to other matters that may properly come before the Meeting.
IN RESPECT OF A MATTER SO IDENTIFIED OR REFERRED TO FOR WHICH NO INSTRUCTION IS GIVEN, THE NOMINEES NAMED IN THIS PROXY WILL VOTE SHARES REPRESENTED THEREBY FOR THE APPROVAL OF SUCH MATTER.

IVANHOE MINES LTD.
Dear Shareholder:
As a non-registered shareholder of Ivanhoe Mines Ltd., you are entitled to receive our interim financial statements, annual financial statements, or both. If you wish to receive them, please either complete and return this card by mail or submit your request online (see address below). Your name will then be placed on the Supplemental Mailing List maintained by our Transfer Agent and Registrar, CIBC Mellon Trust Company.
As long as you remain a non-registered shareholder, you will receive this card each year and will be required to renew your request to receive these financial statements. If you have any questions about this procedure, please contact CIBC Mellon Trust Company by phone at 1-800-387-0825 or (416) 643-5500 or at www.cibcmellon.com/InvestorInquiry.
We encourage you to submit your request online at: www.cibcmellon.com/FinancialStatements.
Our Company Code Number is 3086B.
NOTE: Do not return this card by mail if you have submitted your request online.
REQUEST FOR FINANCIAL STATEMENTS
TO: CIBC Mellon Trust Company
Please add my name to the Supplemental Mailing List for Ivanhoe Mines Ltd. and send me their financial statements as indicated below:

Interim Financial Statements	☐
Annual Financial Statements	☐
(Please Print)

Name

Address

Postal Code/Zip Code

SHAREHOLDER CONSENT TO DELIVERY OF ELECTRONIC MATERIALS
Ivanhoe Mines Ltd. (the “Company”) is introducing a voluntary option for the delivery of Company documents to its shareholders (“Shareholders”) by electronic means rather than traditional mailing of paper copies. This option allows the Company to provide its shareholders a convenient method of receiving materials meant to increase timeliness for Shareholders, provide benefits to our environment and reduce costs.
I consent to the electronic delivery of the documents listed below that the Company elects to deliver to me electronically, all in accordance with the terms hereof. The consent granted herein will last until revoked by the Shareholder.

1.	The following documents that are filed with securities regulators and mailed to other Shareholders will at the same time be delivered electronically to me (collectively referred to as the “Documents” or each of them as a “Document”):
a)	annual reports including financial statements;

b)	quarterly reports, including financial statements;

c)	management information circulars; and

d)	such other disclosure documents that the Company makes available by electronic means.
2.	The Documents will be delivered to me by the Company by making them available for my viewing, downloading and/or saving on the Internet website www.ivanhoemines.com (the “Website”).

I must then go to “Investor Information” and “Financial Reports” and locate the document of interest for viewing.

The Company will advise me by e-mail when the documents are available on the Website.

3.	The viewing, downloading and/or saving of a Document requires me to use:
a)	a computer with a 486/33 processor (or MacIntosh LC III) or higher with at least 16 megabytes of RAM (Random Access Memory) and Windows 3.1;

b)	access to an Internet service provider;

c)	the program Netscape Navigator 3.0 (or higher) or Microsoft Internet Explorer 3.0 (or higher);

d)	the program Adobe Acrobat Reader 3.0 (or higher) to read the material; and

e)	an electronic mail account to receive notification.
For Shareholders without Adobe Acrobat Reader, a link will be provided to allow the downloading of this program. Accordingly, I acknowledge that I understand the above technical requirements and that I possess the technical ability and resources to receive electronic delivery in the manner outlined in this “Consent to Electronic Delivery of Documents”.

4.	I acknowledge that I may receive at no cost a paper copy of any Document to be delivered if the Company cannot make electronic delivery available or if I contact the Company’s transfer agent, CIBC Mellon by telephone at (800) 387-0825, regular mail at Ivanhoe Mines Ltd. c/o CIBC Mellon Trust Company, PO Box 1900, Vancouver, BC V6C 3K9 or via electronic mail at inquiries@cibcmellon.com. I further acknowledge that my request of a paper copy of any Document does not constitute revocation of this “Consent to Electronic Delivery of Documents”.

5.	The Documents will be posted on the Website for delivery for a period of time corresponding to the notice period stipulated under applicable legislation and the Documents will remain posted on the Website thereafter for a period of time which is appropriate and relevant, given the nature of the document.

6.	I understand that my consent may be revoked or changed at any time by notifying the Company’s transfer agent of such revocation or changed by telephone, regular mail or e-mail as specified in paragraph 4 above.

7.	I understand that the Company maintains in confidence the personal information I provide as a Shareholder and uses it only for the purpose of Shareholder communication.

8.	I understand that I am not required to consent to the electronic delivery of Documents. I have read and understand this “Consent to Electronic Delivery of Documents” and I consent to the electronic delivery of Documents on the foregoing terms.
I have read and understand this “Consent for Electronic Delivery of Documents” for Ivanhoe Mines Ltd. and consent to the electronic delivery of the Documents on the terms outlined above.
Please complete the sections below then mail or fax the form to CIBC Mellon Trust Company at the address below.

Print Shareholder(s) Name
(as it appears on your cheques, certificates, statements or correspondence)

E-mail Address

Mailing Address
Address 1

Address 2

City, Province/State

Country

Post Code/Zip Code

Date		Shareholder Signature(s)

Print and mail this form to:	or	Print and fax this form to:
CIBC Mellon Trust Company		1-604-688-4301
PO Box 1900
Vancouver, BC
V6C 3K9
CIBC Mellon Trust Company		1-416-643-5501
PO Box 7010
Adelaide Street Postal Station
Toronto, ON
M5C 2W9

Report of Independent Registered Chartered Accountants and Consolidated Financial Statements of
IVANHOE MINES LTD.
December 31, 2006 and 2005

Deloitte & Touche LLP
2800 - 1055 Dunsmuir Street
4 Bentall Centre
P.O. Box 49279
Vancouver BC V7X 1P4
Canada

Tel: 604-669-4466
Fax: 604-685-0395
www.deloitte.ca
Report of independent registered chartered accountants
To the Board of Directors and Shareholders of
Ivanhoe Mines Ltd.
We have audited the accompanying consolidated balance sheets of Ivanhoe Mines Ltd. and subsidiaries (the “Company”) as of December 31, 2006 and 2005, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
With respect to the financial statements for the year ended December 31, 2006, we conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). With respect to the financial statements for the year ended December 31, 2005, we conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Ivanhoe Mines Ltd. and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years then ended in conformity with accounting principles generally accepted in the United States of America.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 21, 2007 expressed an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
Independent Registered Chartered Accountants
March 21, 2007

Deloitte & Touche LLP
2800 - 1055 Dunsmuir Street
4 Bentall Centre
P.O. Box 49279
Vancouver BC V7X 1P4
Canada

Tel: 604-669-4466
Fax: 604-685-0395
www.deloitte.ca
Report of independent registered chartered accountants
To the Board of Directors and Shareholders of
Ivanhoe Mines Ltd.
We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control over Financial Reporting, that Ivanhoe Mines Ltd. and subsidiaries (the “Company”) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management’s Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Myanmar Ivanhoe Copper Company Limited (“MICCL”) in which it holds a 50% interest, because the Company does not have the ability to dictate or modify controls at MICCL and does not have the ability to assess, in practice, the controls at the entity. Under U.S. generally accepted accounting principles, MICCL is accounted for using the equity method of accounting and the Company’s proportionate interest in individual assets, liabilities, revenues and expenses is excluded from the consolidated financial statement amounts of the Company. Under Canadian generally accepted accounting principles, the Company proportionately consolidates MICCL which constitutes 24% and 29% of net and total assets respectively, and 10% of net loss of the consolidated financial statement amounts as of and for the year ended December 31, 2006. Accordingly, our audit did not include the internal control over financial reporting at MICCL. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered it necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.
A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006 is fairly stated, in all material respects, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2006 of the Company and our report dated March 21, 2007 expressed an unqualified opinion on those financial statements.
Independent Registered Chartered Accountants
March 21, 2007

IVANHOE MINES LTD.
Consolidated Balance Sheets
(Stated in thousands of U.S. dollars)

	December 31,
	2006	2005

ASSETS

CURRENT
Cash and cash equivalents	$363,572	$101,681
Accounts receivable (Note 5)	24,739	33,350
Inventories	5,313	3,547
Prepaid expenses	7,941	6,353
Other current assets (Note 6)	286	3,286

TOTAL CURRENT ASSETS	401,851	148,217

INVESTMENT HELD FOR SALE (Note 4)	157,738	139,874
LONG-TERM INVESTMENTS (Note 7)	36,879	18,417
PROPERTY, PLANT AND EQUIPMENT (Note 8)	101,994	85,706
DEFERRED INCOME TAXES (Note 12)	481	171
OTHER ASSETS (Note 9)	4,216	4,394

TOTAL ASSETS	$703,159	$396,779

LIABILITIES

CURRENT
Accounts payable and accrued liabilities (Note 10)	$37,201	$20,594

TOTAL CURRENT LIABILITIES	37,201	20,594

LOANS PAYABLE TO RELATED PARTIES (Note 11)	5,088	5,088
DEFERRED INCOME TAXES (Note 12)	660	315
ASSET RETIREMENT OBLIGATIONS (Note 13)	6,353	6,231

TOTAL LIABILITIES	49,302	32,228

MINORITY INTERESTS (Note 14)	—	8,928

COMMITMENTS AND CONTINGENCIES (Note 20)

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 15)
Authorized
Unlimited number of preferred shares without par value
Unlimited number of common shares without par value
Issued and outstanding
373,463,637 (2005 - 315,900,668) common shares	1,462,039	994,442
SHARE PURCHASE WARRANTS AND SHARE ISSUANCE COMMITMENT (Note 15 (b))	23,062	—
ADDITIONAL PAID-IN CAPITAL	33,705	25,174
ACCUMULATED OTHER COMPREHENSIVE INCOME (Note 16)	13,233	6,711
DEFICIT	(878,182)	(670,704)

TOTAL SHAREHOLDERS’ EQUITY	653,857	355,623

TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS’ EQUITY	$703,159	$396,779

APPROVED BY THE BOARD:

/s/ J. Weatherall	/s/ D. Korbin

J. Weatherall, Director	D. Korbin, Director
The accompanying notes are an integral part of these consolidated financial statements.

IVANHOE MINES LTD.
Consolidated Statements of Operations
(Stated in thousands of U.S. dollars, except for share and per share amounts)

	Year ended December 31,
	2006	2005

OPERATING EXPENSES
Exploration (Note 8 (b))	$(212,955)	$(133,286)
General and administrative	(28,170)	(17,704)
Accretion (Note 13)	(458)	(354)
Depreciation	(4,117)	(2,558)
Mining property care and maintenance	(4,421)	(3,706)
Gain on sale of other mineral property rights	2,724	—
Write-down of carrying values of property, plant and equipment	(700)	(609)

OPERATING LOSS	(248,097)	(158,217)

OTHER INCOME (EXPENSES)
Share of income from investment held for sale (Note 4)	18,471	23,036
Interest income	8,187	3,421
Foreign exchange gains	398	7,751
Share of loss of significantly influenced investees (Note 7 (a))	(1,648)	(2,651)
Gain on sale of long-term investments (Note 7 (b) and (f))	2,724	115
Write-down of carrying value of long-term investment (Note 7 (e) and (f))	(1,000)	(1,438)

LOSS BEFORE TAXES AND OTHER ITEMS	(220,965)	(127,983)
Provision for income taxes (Note 12)	(683)	(433)
Minority interests (Note 14)	3,369	2,714

NET LOSS FROM CONTINUING OPERATIONS	(218,279)	(125,702)
NET INCOME AND GAIN ON SALE FROM
DISCONTINUED OPERATIONS (Note 3)	19,622	35,916

NET LOSS	$(198,657)	$(89,786)

BASIC AND DILUTED (LOSS) EARNINGS PER SHARE FROM
CONTINUING OPERATIONS	$(0.65)	$(0.41)
DISCONTINUED OPERATIONS	0.06	0.12

	$(0.59)	$(0.29)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (000’s)	336,128	305,160

The accompanying notes are an integral part of these consolidated financial statements.

IVANHOE MINES LTD.
Consolidated Statements of Shareholders’ Equity
(Stated in thousands of U.S. dollars, except for share amounts)

			Share Purchase		Accumulated
	Share Capital		Warrants and	Additional	Other
	Number		Share Issuance	Paid-In	Comprehensive
	of Shares	Amount	Commitment	Capital	Income	Deficit	Total

Balances, December 31, 2004	292,870,998	$868,606	$—	$16,283	$2,879	$(580,918)	$306,850
Net loss	—	—	—	—	—	(89,786)	(89,786)
Other comprehensive income (Note 16):	—	—	—	—	3,832	—	3,832

Comprehensive loss	—	—	—	—	—	—	(85,954)

Shares issued for:
Private placement, net of issue costs of $6,095	19,750,000	119,801	—	—	—	—	119,801
Exercise of stock options	3,213,172	5,555	—	(1,835)	—	—	3,720
Property, plant and equipment purchased (Note 18 (b))	50,000	362	—	—	—	—	362
Share purchase plan	16,498	118	—	—	—	—	118
Dilution gain on issuance of shares by a subsidiary	—	—	—	3,012	—	—	3,012
Stock compensation charged to operations	—	—	—	7,714	—	—	7,714

Balances, December 31, 2005	315,900,668	$994,442	$—	$25,174	$6,711	$(670,704)	$355,623
Net loss	—	—	—	—	—	(198,657)	(198,657)
Other comprehensive income (Note 16):	—	—	—	—	6,522	—	6,522

Comprehensive loss	—	—	—	—	—	—	(192,135)

Shares issued for:
Private placements, net of issue costs of $14,731	55,489,883	455,819	—	—	—	—	455,819
Exercise of stock options	1,921,498	10,488	—	(3,475)	—	—	7,013
Bonus shares	124,657	1,097	—	—	—	—	1,097
Share purchase plan	26,931	193	—	—	—	—	193
Share purchase warrants and share issuance
commitment (Note 15 (b))	—	—	23,062	(14,240)	—	(8,821)	1
Dilution gain on issuance of shares by a subsidiary	—	—	—	6,288	—	—	6,288
Stock compensation charged to operations	—	—	—	19,958	—	—	19,958

Balances, December 31, 2006	373,463,637	$1,462,039	$23,062	$33,705	$13,233	$(878,182)	$653,857

The accompanying notes are an integral part of these consolidated financial statements.

IVANHOE MINES LTD.
Consolidated Statements of Cash Flows
(Stated in thousands of U.S. dollars)

	Year ended December 31,
	2006	2005

OPERATING ACTIVITIES
Net loss	$(198,657)	$(89,786)
Net income and gain on sale from discontinued operations	(19,622)	(35,916)
Items not involving use of cash
Stock-based compensation	19,958	7,714
Accretion expense	458	354
Depreciation	4,117	2,558
Gain on sale of other mineral property rights	(2,724)	—
Write-down of carrying values of property, plant and equipment	700	609
Share of income from investment held for sale, net of cash distribution	(18,471)	(13,036)
Unrealized foreign exchange gains	108	(7,691)
Share of loss of significantly influenced investees	1,648	2,651
Gain on sale of long-term investments	(2,724)	(115)
Write-down of carrying value of long-term investments	1,000	1,438
Deferred income taxes	13	(15)
Minority interests	(3,369)	(2,714)
Bonus shares	1,097	—
Net change in non-cash operating working capital items (Note 18 (a))	5,789	(1,756)

Cash used in operating activities of continuing operations	(210,679)	(135,705)
Cash provided by operating activities of discontinued operations	—	2,592

Cash used in operating activities	(210,679)	(133,113)

INVESTING ACTIVITIES
Proceeds from sale of discontinued operations	34,674	15,000
Purchase of long-term investments	(2,452)	(6,310)
Purchase of subsidiary, net of cash acquired of $15,414	—	12,022
Proceeds from sale of other mineral property rights	2,724	—
Proceeds from sale of long-term investments	1,777	4,539
Cash reduction on commencement of equity accounting (Note 7 (a))	(4,202)	—
Expenditures on property, plant and equipment	(34,253)	(32,180)
Proceeds from (expenditures on) other assets	222	(794)
Other	494	(2,007)

Cash used in investing activities of continuing operations	(1,016)	(9,730)
Cash used in investing activities of discontinued operations	—	(502)

Cash used in investing activities	(1,016)	(10,232)

FINANCING ACTIVITIES
Issue of share capital	463,025	123,639
Minority interests’ investment in subsidiaries	10,564	1,104

Cash provided by financing activities of continuing operations	473,589	124,743
Cash used in financing activities of discontinued operations	—	(37)

Cash provided by financing activities	473,589	124,706

EFFECT OF EXCHANGE RATE CHANGES ON CASH	(3)	7,842

NET CASH INFLOW	261,891	(10,797)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	101,681	112,478

CASH AND CASH EQUIVALENTS, END OF PERIOD	$363,572	$101,681

CASH AND CASH EQUIVALENTS IS COMPRISED OF:
Cash on hand and demand deposits	$32,179	$33,240
Short-term money market instruments	331,393	68,441

	$363,572	$101,681

Supplementary cash flow information (Note 18 (b) and (c))
The accompanying notes are an integral part of these consolidated financial statements.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
1.	NATURE OF OPERATIONS

Ivanhoe Mines Ltd. (the “Company”), together with its subsidiaries and joint venture (collectively referred to as “Ivanhoe Mines”), is an international mineral exploration and development company holding interests in and conducting operations on mineral resource properties principally located in Southeast and Central Asia and Australia.

2.	SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with United States of America generally accepted accounting principles (“U.S. GAAP”). In the case of the Company, U.S. GAAP differs in certain respects from accounting principles generally accepted in Canada (“Canadian GAAP”) as explained in Note 22. The significant accounting policies used in these consolidated financial statements are as follows:
(a)	Principles of consolidation

These consolidated financial statements include the accounts of the Company and all of its subsidiaries. The principal subsidiaries of the Company are Ivanhoe Mines Mongolia Inc. (B.V.I.), Ivanhoe Mines China (B.V.I.), Ivanhoe Cloncurry Mines Pty Limited (Australia), and their respective subsidiaries, and Bakyrchik Mining Venture (Kazakhstan) (70% owned) (“BMV”).

Jinshan Gold Mines Inc. (B.C., Canada) (“Jinshan”) became a subsidiary of the Company in December 2005 and ceased being a subsidiary in August 2006. From September 1, 2006 it has been accounted for as an equity investment (Note 7 (a)). At December 31, 2006, Ivanhoe Mines owns 46% of Jinshan.

Ivanhoe Mines’ investment in Asia Gold Corp. (“Asia Gold”) (B.C., Canada) (45% owned) remains consolidated at December 2006 due to Ivanhoe Mines having control over the operating, financing and strategic decisions of Asia Gold.

Ivanhoe Mines’ investment in Myanmar Ivanhoe Copper Company Limited (“JVCo”) (Myanmar) (50% owned), which is subject to joint control, is accounted for using the equity method (Note 4).

All intercompany transactions and balances have been eliminated, where appropriate.

Variable Interest Entities (“VIE’s”), which include, but are not limited to, special purpose entities, trusts, partnerships, and other legal structures, as defined by Financial Accounting Standards Board (“FASB”) Interpretation No. 46 (Revised 2003) (“FIN 46R”) “Consolidation of Variable Interest Entities — an Interpretation of ARB No. 51”, are entities in which equity investors do not have the characteristics of a “controlling financial interest” or there is not sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. VIE’s are subject to consolidation by the primary beneficiary who will absorb the majority of the entities’ expected losses and/or expected residual returns.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(b)	Measurement uncertainties

Generally accepted accounting principles require management to make assumptions and estimates that affect the reported amounts and other disclosures in these consolidated financial statements. Actual results may differ from those estimates.

Significant estimates used in the preparation of these consolidated financial statements include, among other things, the recoverability of accounts receivable and investments, the proven and probable ore reserves, the estimated recoverable tonnes of ore from each mine area, the estimated net realizable value of inventories, the provision for income taxes and composition of deferred income tax assets and deferred income tax liabilities, the expected economic lives of and the estimated future operating results and net cash flows from property, plant and equipment, stock-based compensation, estimated fair value of share purchase warrants, estimated fair value of share issuance commitment, and the anticipated costs and timing of asset retirement obligations.

(c)	Foreign currencies

The Company considers the U.S. dollar to be its functional currency as it is the currency of the primary economic environment in which the Company and its subsidiaries operate. Accordingly, monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities are translated at the exchange rates in effect at the time of acquisition or issue. Revenues and expenses are translated at rates approximating the exchange rates in effect at the time of the transactions. All exchange gains and losses are included in operations.

(d)	Cash and cash equivalents

Cash and cash equivalents include short-term money market instruments with terms to maturity, at the date of acquisition, not exceeding 90 days.

(e)	Inventories

Mine stores and supplies are valued at the lower of the weighted average cost, less allowances for obsolescence, and replacement cost.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(f)	Long-term investments

Long-term investments in companies in which Ivanhoe Mines has voting interests of 20% to 50%, or where Ivanhoe Mines has the ability to exercise significant influence, are accounted for using the equity method. Under this method, Ivanhoe Mines’ share of the investees’ earnings and losses is included in operations and its investments therein are adjusted by a like amount. Dividends received are credited to the investment accounts.

The other long-term investments are classified as “available-for-sale” investments. Unrealized gains and losses on these investments are recorded in accumulated other comprehensive income as a separate component of shareholders’ equity, unless the declines in market value are judged to be other than temporary, in which case the losses are recognized in income in the period. Realized gains and losses from the sale of these investments are included in income in the period.

(g)	Exploration and development

All direct costs related to the acquisition of mineral property interests are capitalized in the period incurred.

Generally, exploration costs are charged to operations in the period incurred until such time as it has been determined that a property has economically recoverable reserves, in which case subsequent exploration costs and the costs incurred to develop a property are capitalized. Exploration costs include value-added taxes incurred in foreign jurisdictions when recoverability of those taxes is uncertain.

Certain costs incurred constructing surface assets for an exploration shaft were capitalized (Note 8). These surface assets included the shaft head frame, control room, hoisting equipment and ancillary facilities. The Company determined that these costs met the definition of an asset and that they were recoverable through salvage value or transfer of the assets to other locations. These costs were tested for impairment using estimated future cash flows based on reserves and resources beyond proven and probable reserves, in accordance with accounting policy Note 2(h) for property, plant and equipment.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(h)	Property, plant and equipment

Property, plant and equipment are carried at cost (including development and preproduction costs, capitalized interest, other financing costs and all direct administrative support costs incurred during the construction period, net of cost recoveries and incidental revenues), less accumulated depletion and depreciation including write-downs. Following the construction period, interest, other financing costs and administrative costs are expensed as incurred.

On the commencement of commercial production, depletion of each mining property is provided on the unit-of-production basis, using estimated proven and probable reserves as the depletion basis.

Property, plant and equipment are depreciated, following the commencement of commercial production, over their expected economic lives using either the unit-of-production method or the straight-line method (over one to twenty years).

Capital works in progress are not depreciated until the capital asset has been put into operation.

Ivanhoe Mines reviews the carrying values of its property, plant and equipment whenever events or changes in circumstances indicate that their carrying values may not be recoverable. An impairment is considered to exist if total estimated future cash flows, or probability-weighted cash flows on an undiscounted basis, are less than the carrying value of the assets. An impairment loss is measured and recorded based on discounted estimated future cash flows associated with values beyond proven and probable reserves and resources. In estimating future cash flows, assets are grouped at the lowest level for which there is identifiable future cash flows that are largely independent of cash flows from other asset groups. Generally, in estimating future cash flows, all assets are grouped at a particular mine for which there is identifiable cash flows.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(i)	Stripping costs

Stripping costs incurred during the production phase of a mine are variable production costs that are included in the costs of inventory produced during the period that the stripping costs are incurred.

(j)	Asset retirement obligations

Ivanhoe Mines recognizes liabilities for statutory, contractual or legal obligations associated with the retirement of property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a liability for an asset retirement obligation is recognized at its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding asset retirement cost is added to the carrying amount of that asset and the cost is amortized as an expense over the economic life of the related asset. Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the amount or timing of the underlying cash flows needed to settle the obligation.

(k)	Revenue recognition

Revenue at JVCo (Note 4) from the sale of copper is recognized, net of related royalties and sales commissions, when: (i) persuasive evidence of an arrangement exists; (ii) the risks and rewards of ownership pass to the purchaser including delivery of the product; (iii) the selling price is fixed or determinable; and (iv) collectibility is reasonably assured. Revenue from copper cathode includes provisional pricing arrangements accounted for as embedded derivative instruments under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended.

JVCo sells its copper cathode with pricing based on the averaged London Metal Exchange Grade – A Copper Cash Settlement Price during the second calendar month following the contractual month of shipment. Revenues are recorded under these contracts at the time title passes to the buyer based on the forward price for the expected settlement period. These contracts provide for a provisional payment based upon provisional assays and the previous month’s average quoted copper price. JVCo’s provisionally priced sales contain an embedded derivative that, because it is closely related to the commodity sale, is not required to be accounted for separately from the host contract. At December 31, 2006 and 2005, JVCo had accrued a loss of $594,000 and a gain of $320,000, respectively, in accounts receivable and revenue in relation to the embedded derivative.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(l)	Stock-based compensation

The Company has an Employees’ and Directors’ Equity Incentive Plan which is disclosed in Note 15. On January 1, 2006, the Company adopted the provisions of SFAS No. 123(R), “Share-Based Payment”, on a modified prospective basis. Prior to January 1, 2006, the Company recorded compensation costs using the fair value based method in accordance with SFAS No. 123, “Accounting for Stock-Based Compensation”. The adoption of SFAS No. 123(R) did not have an impact on the Company’s consolidated financial position and results of operations (Note 15). The fair value of stock options at the date of grant is amortized to operations, with an offsetting credit to additional paid-in capital, on a straight-line basis over the vesting period. If and when the stock options are ultimately exercised, the applicable amounts of additional paid-in capital are transferred to share capital.

(m)	Deferred income taxes

The Company computes income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes”. SFAS 109 requires that the provision for deferred income taxes be based on the liability method. Deferred taxes arise from the recognition of the tax consequences of temporary differences by applying statutory tax rates applicable to future years to differences between the financial statement’s carrying amounts and the tax bases of certain assets and liabilities. The Company records a valuation allowance against any portion of those deferred income tax assets that management believes will, more likely than not, fail to be realized.

(n)	Loss per share

The Company follows SFAS No. 128, “Earnings Per Share”, which requires the presentation of basic and diluted earnings per share. The basic loss per share is computed by dividing the net loss attributable to common stock by the weighted average number of common shares outstanding during the year. All stock options and share purchase warrants outstanding at each period end have been excluded from the weighted average share calculation. The effect of potentially dilutive stock options and share purchase warrants was antidilutive in years ending December 31, 2006 and 2005.

Details of potentially dilutive shares excluded from the loss per share calculation due to antidilution:

	December 31,
	2006	2005
Options	13,644,434	7,416,700
Share purchase warrants	92,629,044	576,000

Total potentially dilutive shares	106,273,478	7,992,700

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(o)	Segmented reporting

The Company operates in a single reportable segment, being exploration and development of mineral properties.

(p)	Comparative figures

Certain of the comparative figures have been reclassified to conform with the presentation as at and for the year ended December 31, 2006. In particular, $6,121,000 of stock-based compensation charged to operations has been reclassified from general and administrative expenses to exploration expenses.

(q)	Recent accounting pronouncements

In February 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 155, “Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140” (“SFAS 155”). This Statement amends FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, and FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. SFAS 155 resolves issues addressed in Statement 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets”. This Statement will be effective for financial instruments acquired or issued by the Company after the beginning of its 2007 fiscal year. The Company expects that the adoption of this Statement will not have a material effect on its financial condition or results of operations.

In March 2006, the FASB issued Statement of Financial Accounting Standards No. 156, “Accounting for Servicing of Financial Assets — an amendment of FASB Statement No. 140” (“SFAS 156”). This Statement provides guidance addressing the recognition and measurement of separately recognized servicing assets and liabilities, common with mortgage securitization activities, and provides an approach to simplify efforts to obtain hedge accounting treatment. SFAS 156 is effective after the beginning of an entity’s fiscal year that begins after September 15, 2006. The Company expects that the adoption of this Statement will have no impact on its financial condition or results of operations.

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (“FIN 48”). This interpretation clarifies the recognition threshold and measurement of a tax position taken or expected to be taken on a tax return, and requires expanded disclosure with respect to the uncertainty in income taxes. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company expects that the adoption of FIN 48 will not have a material effect on its financial condition or results of operations.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(q)	Recent accounting pronouncements (Continued)

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS 157”). This Statement defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company expects that adoption of SFAS 157 will not have a material impact on its financial condition or results of operations.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108 (“SAB 108”). SAB 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 permits companies to record the cumulative effect of initially applying this approach in the first fiscal year ending after November 15, 2006 by recording necessary correcting adjustments to the carrying values of assets and liabilities as of the beginning of that year with the offsetting adjustment recorded to the opening balance of retained earnings. Adoption of SAB 108 did not have a material impact on the Company’s financial condition and results of operations.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – including an amendment of FASB Statement No. 115” (“SFAS 159”) which permits entities to choose to measure many financial instruments and certain other items at fair value. This statement is effective for fiscal periods beginning after November 15, 2007. The Company is currently evaluating the impact, if any, that adoption of SFAS 159 will have on its financial condition or results of operations.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
3.	DISCONTINUED OPERATIONS

In February 2005, the Company disposed of the Savage River Iron Ore Project (the “Project”).

Ivanhoe Mines sold the Project for two initial payments totalling $21.5 million, plus a series of contingent, annual payments that commenced on March 31, 2006. The annual payments are based on annual iron ore pellet tonnes sold and an escalating price formula based on the prevailing annual Nibrasco/JSM pellet price.

To date, Ivanhoe Mines has received $49.7 million in proceeds from the sale of the Project. The first initial payment of $15.0 million was received in 2005 and the second initial payment of $6.5 million was received in January 2006. In March 2006, Ivanhoe Mines received its first contingent annual payment of $28.0 million with an additional $0.2 million adjustment received in May 2006. This $28.2 million payment included $7.9 million in contingent income which was recognized in the first quarter of 2006 for tonnes sold during the quarter.

At December 31, 2006, Ivanhoe Mines has accrued $11.7 million as receivable in relation to the tonnes of iron ore sold during the nine month period ended December 31, 2006. This amount will form part of the second contingent annual payment to be received in March 2007.

The following table presents summarized financial information related to discontinued operations:

	Years ended December 31,
	2006	2005 (1)
REVENUE	$—	$18,031
COST OF OPERATIONS	—	(11,965)
DEPRECIATION AND DEPLETION	—	—
GENERAL AND ADMINISTRATIVE		(195)

OPERATING PROFIT	—	5,871
Interest expense	—	(203)

INCOME BEFORE THE FOLLOWING	—	5,668
Interest income	—	16
Foreign exchange losses	—	(285)

INCOME BEFORE INCOME TAXES	—	5,399
Recovery of income and capital taxes	—	7

NET INCOME	—	5,406
Contingent income	19,622	20,243
Gain on sale of Savage River	—	10,267

NET INCOME AND GAIN ON SALE FROM DISCONTINUED OPERATIONS	$19,622	$35,916

(1)	Net income for the year ended December 31, 2005, includes only two months of results for the Project as it was sold on February 28, 2005.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
4.	INVESTMENT HELD FOR SALE

Ivanhoe Mines has a 50% interest in JVCo, a joint venture formed to develop open-pit copper mining operations located at Monywa in the Union of Myanmar.

As part of the Rio Tinto Plc (“Rio Tinto”) strategic partnership that was announced in October 2006, Ivanhoe Mines agreed to divest all of its business interests and assets in Myanmar, including its indirect interest in the Monywa Copper Project. During February 2007 the Myanmar assets were transferred to an independent third-party trust (the “Trust”), pending their sale. The sole purpose of the Trust is to sell the assets to one or more arm’s-length third parties. Ivanhoe Mines’ only interest in the Trust is as an unsecured creditor under a promissory note — issued by the Trust on the transfer of the Myanmar assets — that is to be repaid once the assets are sold.

In consideration for the Myanmar Assets, a company wholly-owned by the Trust (“Trust Holdco”) issued a promissory note to a subsidiary of the Company. The principal amount of the promissory note is equal to the cash proceeds to be realized upon the future sale of the Myanmar Assets, plus 50% of any cash generated by the Monywa Copper Project that is available for distribution to the project participants but remains undistributed at the time of any such sale, less certain contractually specified deductions, including any fees and expenses incurred in carrying out the sale. Ivanhoe Mines retains no ownership interest in the Myanmar Assets, directly or indirectly, except as a creditor of Trust Holdco pursuant to the promissory note.

Trust Holdco’s mandate is to engage one or more qualified third parties (a “Sale Service Provider”) who will be responsible for identifying potential third-party purchasers, soliciting expressions of interest from such potential purchasers, negotiating sale terms and facilitating the sale of the Myanmar Assets on behalf of Trust Holdco. A Sale Service Provider who successfully facilitates the sale of the Myanmar Assets to a purchaser will be entitled to a fee equal to a percentage of the proceeds realized by Trust Holdco on the sale of the Myanmar Assets.

Following the sale of the Myanmar Assets, Trust Holdco will use the proceeds to pay the Sale Service Provider’s fee and any other expenses or liabilities incurred in carrying out the sale. Trust Holdco then will use the remaining proceeds of sale, less contractually specified deductions, to repay the promissory note held by the Company’s subsidiary. Upon having retired the promissory note, the Trust will wind up Trust Holdco and distribute the remaining assets of the Trust, which are expected to consist solely of cash, to the designated beneficiaries of the Trust, whereupon the Trust will terminate.

During 2006, JVCo continued the appeal process with the Myanmar tax authorities regarding the imposition of an 8% commercial tax on all export sales since April 1, 2003. JVCo believes that the tax provisions in the S&K mine joint venture agreement clearly exempt the mine’s copper exports from all tax of a commercial tax nature. In September 2006, JVCo received an unfavourable ruling from the tax authorities on its appeal and in October 2006, JVCo filed a second appeal. Notwithstanding the appeal, JVCo has paid the disputed commercial tax for the period April 2003 to March 2005 and has accrued in accounts payable at December 31, 2006, an amount of $20.1 million (net $10.0 million to Ivanhoe Mines) for the period April 1, 2005 to December 31, 2006.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
4.	INVESTMENT HELD FOR SALE (Continued)

During 2006, JVCo received a ruling from the Myanmar tax authorities regarding its 2003 and 2004 income tax returns. JVCo had filed its 2003 and 2004 returns on the basis that it would receive a 50% exemption on the 30% corporate tax rate; however, this did not occur. Notwithstanding an appeal of the corporate tax ruling, JVCo in 2006 paid the disputed additional tax and has increased its provision for income tax for the 2005 and 2006 tax years, which cover the period from April 1, 2004 to December 31, 2006. At December 31, 2006, JVCo’s accounts payable balance included $39.3 million (net $19.6 million to Ivanhoe Mines) in income tax for the period April 2005 to December 2006.

Subsequent to year end, dividends of $30.0 million (net $15.0 million to Ivanhoe Mines) were paid by JVCo.

The following table summarizes Ivanhoe Mines’ investment in JVCo:

	December 31,
	2006	2005

Balance, at beginning of year	$139,874	$126,911
Share of income from JVCo	18,471	23,036
Cash distribution	—	(10,000)
Other	(607)	(73)

Balance, at end of year	$157,738	$139,874

The following table summarizes Ivanhoe Mines’ 50% share of the financial position of JVCo as at December 31, 2006 and 2005.

	December 31,
	2006	2005

Cash and cash equivalents	$57,462	$22,843
Accounts receivable	104	11,364
Inventories	18,465	16,754
Prepaid expenses	1,574	1,558
Property, plant and equipment	148,772	128,405
Deferred income tax assets	1,250	432
Other assets	1,313	1,585
Accounts payable and accrued liabilities	(33,400)	(14,784)
Deferred income tax liabilities	(29,487)	(11,321)
Other liabilities	(8,315)	(16,962)

Share of Net Assets of JVCo	$157,738	$139,874

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
4.	INVESTMENT HELD FOR SALE (Continued)

The following table summarizes Ivanhoe Mines’ 50% share of the results of operations of JVCo for the years ending December 31, 2006 and 2005.

	Years ended December 31,
	2006	2005

Revenue (1)	$58,731	$54,584
Cost of operations	(15,927)	(17,768)
Depreciation and depletion	(4,577)	(5,657)
General and administrative	(649)	(484)
Interest expense	(300)	(489)

OPERATING PROFIT	37,278	30,186
Interest income	985	374
Foreign exchange gains (losses)	1,234	(50)

INCOME BEFORE TAXES	39,497	30,510
Provision for income taxes	(21,026)	(7,474)

SHARE OF INCOME FROM JOINT VENTURE	$18,471	$23,036

Cash flows
From operating activities	$55,278	$24,805
For investing activities	(20,659)	(4,561)
For financing activities	—	(7,500)

	$34,619	$12,744

(1)	Revenue is net of commercial tax.
5.	ACCOUNTS RECEIVABLE

	December 31,
	2006	2005

Contingent income (Note 3)	$11,691	$20,243
Proceeds from sale of Project (Note 3)	—	6,500
Sale of investment (Note 7(b))	1,324	—
Refundable taxes	9,053	4,423
Related parties (Note 17)	319	451
Accrued interest	910	340
Other	1,442	1,393

	$24,739	$33,350

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
6.	OTHER CURRENT ASSETS

	December 31,
	2006	2005
Loan receivable	$—	$3,000
Restricted cash	286	286

	$286	$3,286

In 2006, the Company received full repayment from Lepanto Consolidated Mining Company of the $3.0 million plus interest originally loaned to them in December 2004.

7.	LONG-TERM INVESTMENTS

	December 31, 2006				December 31, 2005
	Equity	Cost/Equity	Unrealized	Fair/Equity	Equity	Cost/Equity	Unrealized	Fair/Equity
	Interest	Basis	Gain	Value	Interest	Basis	Gain	Value
Investment in companies subject to significant influence:
Jinshan Gold Mines Inc. (a)	46.3%	$10,866	N/a	$10,866	N/a	N/a	N/a	N/a

Investments “available-for-sale”:

Intec Ltd. (b)	7.1%	$1,062	$7,088	$8,150	12.5%	$1,446	$1,331	$2,777

Entrée Gold Inc. (c)	14.7%	10,156	6,044	16,200	15.0%	10,157	5,380	15,537

Redox Diamonds Ltd. (d)	13.8%	1,451	—	1,451	—	—	—	—

Wind Energy Group Inc. (e)	21.3%	—	—	—	—	—	—	—

Asia Now Resources Corp.	2.0%	103	101	204	3.1%	103	—	103

Other	—	8	—	8	—	—	—	—

		$12,780	$13,233	$26,013		$11,706	$6,711	$18,417

		$23,646	$13,233	$36,879		$11,706	$6,711	$18,417

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
7.	LONG-TERM INVESTMENTS (Continued)
(a)	In November 2005, the Company and Jinshan restructured their participating arrangements to simplify Jinshan’s corporate structure. The Company transferred to Jinshan its entire participating interest in the 217 Gold Project, its interests in other joint venture arrangements between the parties, its existing contractual rights to participate in Jinshan projects in China and cash proceeds of $3,392,000 in exchange for Jinshan issuing Ivanhoe Mines 48,552,948 of its common shares. As a result of this transaction, in December 2005, Ivanhoe Mines ceased equity accounting for its investment in Jinshan as it held approximately 53% of the issued and outstanding common shares of Jinshan, thereby making Jinshan a controlled subsidiary, requiring consolidation.

On August 31, 2006, Jinshan completed a private placement which diluted Ivanhoe Mines’ investment in Jinshan to 48.9%. As a result of this transaction, Ivanhoe Mines ceased consolidating Jinshan on August 31, 2006 and commenced equity accounting for its investment. During the year Ivanhoe Mines recorded a $1,648,000 (2005 — $2,651,000) equity loss on this investment. At December 31, 2006, the carrying value of the Company’s investment in Jinshan was lower than its share of the underlying book value of Jinshan’s net assets by approximately $1,476,000. This difference relates to unrecognized dilution gains associated with warrants issued by Jinshan during the year. These dilution gains will be recognized as the warrants are exercised.

At December 31, 2006 the quoted market value of the Company’s investment in Jinshan was $88,250,000.

(b)	During the fourth quarter of 2006, Ivanhoe Mines’ sold 14,391,586 shares of its investment in Intec Ltd. for $3,099,000. These transactions resulted in a gain on sale of $2,724,000 being recognized in operations. At December 31, 2006, $1,777,000 in proceeds had been received and $1,324,000 was included in accounts receivable (Note 5).

(c)	During 2004, the Company purchased 4.6 million units of Entrée Gold Inc. (“Entrée”) at a cost of $3,846,000 (Cdn$4,600,000). Each unit consisted of one Entrée common share and one share purchase warrant exercisable until October 2006 to purchase an additional Entrée common share at a price of Cdn$1.10. In 2005, the Company exercised these share purchase warrants to acquire 4.6 million common shares of Entrée at a cost of $4,111,000 (Cdn$5,060,000).

Also during 2005, the Company acquired 1.2 million units in Entrée at a cost of $2,199,000 (Cdn$2,718,000). Each unit consisted of one Entrée common share and two share purchase warrants. These share purchase warrants are outstanding at December 31, 2006, and if not exercised will expire in July 2007.

(d)	During 2006, the Company purchased 8.3 million units of Redox Diamonds Ltd. (“Redox”) at a cost of $1.5 million. Each unit consists of one Redox common share and one Redox share option exercisable until April 2008 to purchase an additional Redox common share at a price ranging from Cdn$0.30 to Cdn$0.35.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
7.	LONG-TERM INVESTMENTS (Continued)
(e)	During 2006, the Company purchased 2.0 million common shares of Wind Energy Group Inc. (“Wind Energy”), in two $0.5 million tranches, at a cost of $1.0 million. In September 2006, the Company recorded an impairment provision of $1.0 million against this investment based on an assessment of the underlying book value of Wind Energy’s net assets. This investment is not being accounted for using the equity method as the Company does not have significant influence over Wind Energy.

(f)	In March 2005, the share price of Olympus Pacific Minerals Inc. (“Olympus”) deteriorated, with the result that the market value of Ivanhoe Mines’ investment in Olympus decreased significantly below carrying value. Accordingly, the Company recorded an other-than-temporary impairment of $1,438,000, reducing the carrying value of this investment to $4,424,000.

In May 2005, Ivanhoe Mines sold its investment in Olympus, generating proceeds of $4,539,000. This transaction resulted in a gain on sale of $115,000 being recognized in operations.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
8. PROPERTY, PLANT AND EQUIPMENT

	December 31,
	2006			2005
		Accumulated			Accumulated
		Depletion and			Depletion and
		Depreciation,			Depreciation,
		Including	Net Book		Including	Net Book
	Cost	Write-downs	Value	Cost	Write-downs	Value

Mining properties
Bakyrchik Mining Venture, Kazakhstan (a)	$87,541	$(87,541)	$—	$87,541	$(87,541)	$—

Mining plant and equipment
Bakyrchik Mining Venture, Kazakhstan (a)	$3,107	$(3,107)	$—	$3,107	$(3,107)	$—

Other mineral property interests
Oyu Tolgoi, Mongolia (b)	$43,190	$(6,251)	$36,939	$43,562	$(6,244)	$37,318
Cloncurry, Australia (c)	6,293	(126)	6,167	6,293	(126)	6,167
Other exploration projects	1,647	(115)	1,532	1,530	(115)	1,415

	$51,130	$(6,492)	$44,638	$51,385	$(6,485)	$44,900

Other capital assets
Oyu Tolgoi, Mongolia (b)	$22,192	$(6,377)	$15,815	$14,334	$(3,326)	$11,008
Cloncurry, Australia (c)	1,518	(131)	1,387	1,833	(174)	1,659
Other exploration projects	2,489	(1,406)	1,083	2,961	(2,181)	780

	$26,199	$(7,914)	$18,285	$19,128	$(5,681)	$13,447

Capital works in progress
Oyu Tolgoi, Mongolia (b)	$34,295	$—	$34,295	$22,939	$—	$22,939
Bakyrchik Mining Venture, Kazakhstan (a)	4,776	—	4,776	4,420	—	4,420

	$39,071	$—	$39,071	$27,359	$—	$27,359

	$207,048	$(105,054)	$101,994	$188,520	$(102,814)	$85,706

(a)	Ivanhoe Mines placed the Bakyrchik Mining Venture on a care and maintenance basis in prior years.

(b)	Ivanhoe Mines has a 100% interest in the Oyu Tolgoi copper-gold project located in Mongolia. In 2003, Ivanhoe Mines converted its four exploration licences on the project into 60-year mining licences, which are renewable for an additional 40 years.

Capital works in progress at December 31, 2006 consisted mainly of surface assets being constructed for the Shaft No. 1 at Oyu Tolgoi ($27.4 million (2005 - $21.4 million)).

A significant portion of exploration expenses incurred during the year relate directly to the development of the Oyu Tolgoi project located in Mongolia. Included in exploration expenses are shaft sinking, engineering, and development costs that have been expensed and not capitalized.

(c)	Ivanhoe Mines owns certain copper-gold and uranium mining and exploration leases in Queensland, Australia.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
9.	OTHER ASSETS

	December 31,
	2006	2005
Advances to suppliers	$1,333	$1,711
Environmental bond (Queensland, Australia)	2,883	2,683

	$4,216	$4,394

10.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31,
	2006	2005
Accounts payable	$33,101	$11,902
Payroll and other employee related payables	454	546
Accrued construction costs	2,227	7,044
Amounts payable to related parties (Note 17)	1,419	1,102

	$37,201	$20,594

11.	LOANS PAYABLE TO RELATED PARTIES

These loans are payable to the Chairman of the Company or a company controlled by him. They are non-interest bearing, unsecured and repayable in U.S. dollars. Repayment of these loans has been postponed until Ivanhoe Mines receives an aggregate of $111.1 million from the sale of the Savage River Project. At December 31, 2006, $49.7 million has been received from the sale with a further $11.7 million accrued as receivable (Note 3 and 5).

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
12.	INCOME TAXES

As referred to in Note 2(b), Ivanhoe Mines must make significant estimates in respect of its provision for income taxes and the composition of its deferred income tax assets and liabilities. Ivanhoe Mines’ operations are, in part, subject to foreign tax laws where interpretations, regulations and legislation are complex and continually changing. As a result, there are usually some tax matters in question that may, on resolution in the future, result in adjustments to the amount of deferred income tax assets and liabilities, and those adjustments may be material to Ivanhoe Mines’ financial position and results of operations.

Ivanhoe Mines’ provision for income and capital taxes for continuing operations consists of the following:

	Years ended December 31,
	2006	2005
Deferred income taxes	$13	$(15)
Capital taxes	670	448

	$683	$433

Deferred income tax assets and liabilities for continuing operations at December 31, 2006 and 2005 arise from the following:

	December 31,
	2006	2005
Deferred income tax assets
Long-term investments	$3,921	$279
Loss carry-forwards	208,965	133,562
Other	14,379	10,107

	227,265	143,948
Valuation allowance	(226,784)	(143,777)

Net deferred income tax assets	481	171

Deferred income tax liabilities
Property, plant and equipment	660	315

	660	315

Deferred income tax liabilities, net	$179	$144

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
12.	INCOME TAXES (Continued)

A reconciliation of the provision for income and capital taxes for continuing operations is as follows:

	Years ended December 31,
	2006	2005
Recovery of income taxes based on the combined
Canadian federal and provincial statutory tax rates of 34.1% in 2006 and 34.9% in 2005 applied to the loss before taxes and other items	$75,393	$44,666
(Deduct) add
Lower foreign tax rates	(17,253)	(7,109)
Tax benefit of losses not recognized	(136,278)	(78,836)
Change in valuation allowance for deferred income tax assets	84,935	43,986
Capital taxes	(670)	(448)
Other, including non-deductible expenses	(6,810)	(2,692)

Provision for income and capital taxes	$(683)	$(433)

At December 31, 2006, Ivanhoe Mines had the following unused tax losses from continuing operations, for which no deferred income tax assets had been recognized:

		Local	U.S. Dollar	Expiry
		Currency	Equivalent (i)	Dates
Non-capital losses:
Canada	Cdn.	$127,632	$109,471	2007 to 2026
Australia	A	$17,101	$13,486	(a)
Mongolia	Mongolian Tugrik	551,908,121	$473,741	(b)
Kazakhstan	Kazakhstan Tenge	15,369,664	$121,212	2007 to 2013

Capital losses:
Canada	Cdn.	$119,455	$102,457	(c)

(i)	Translated using the year-end exchange rate.

(a)	These losses are carried forward indefinitely, subject to continuity of ownership and business tests.

(b)	These losses are carried forward until production from a mine commences; thereafter, they can be amortized on a straight-line basis over a period of five years.

(c)	These losses are carried forward indefinitely for utilization against any future net realized capital gains.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
12.	INCOME TAXES (Continued)

Ivanhoe Mines also has deductible temporary differences and unused tax losses in certain other foreign jurisdictions that are not disclosed above, as it is currently highly unlikely that these items will be utilized.

13.	ASSET RETIREMENT OBLIGATIONS

	December 31,
	2006	2005
Balance, beginning of year	$6,231	$5,267
(Decrease) increase in obligations for:
Changes in estimates	(485)	651
Foreign exchange	149	(41)
Accretion expense	458	354

Balance, end of year	$6,353	$6,231

The total undiscounted amount of estimated cash flows required to settle the obligations is $19,841,000 (2005 — $20,458,000), which has been discounted using credit adjusted risk free rates ranging from 7.6% to 8.2%. The majority of reclamation obligations are not expected to be paid for several years and will be funded from Ivanhoe Mines’ cash balances and environmental bonds restricted for the purpose of settling asset retirement obligations (Note 9).

14.	MINORITY INTERESTS

At December 31, 2006 there were minority interests in BMV and Asia Gold. Jinshan ceased being consolidated on August 31, 2006 (Note 7(a)).

Currently, losses applicable to the minority interests in BMV and Asia Gold are being allocated to Ivanhoe Mines since those losses exceed the minority interests in the net assets of BMV and Asia Gold.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
14.	MINORITY INTERESTS (Continued)

	Minority Interests
	Asia Gold	Jinshan	BMV	Total
Balances, December 31, 2004	$3,713	$—	$—	$3,713

Minority interests’ share of loss	(2,714)	—	—	(2,714)
Increase in minority interest arising from share issuances by subsidiary	582	—	—	582
Initial interest arising from acquisition of Jinshan in December 2005	—	7,347	—	7,347

Balances, December 31, 2005	$1,581	$7,347	$—	$8,928

Minority interests’ share of loss	(2,063)	(1,306)	—	(3,369)
Increase in minority interest arising from share issuances by subsidiary	482	5,388	—	5,870
Commencement of equity accounting for investment in Jinshan	—	(11,429)	—	(11,429)

Balance, December 31, 2006	$—	$—	$—	$—

15.	SHARE CAPITAL
(a)	Equity Incentive Plan

The Company has an Employees’ and Directors’ Equity Incentive Plan (the “Equity Incentive Plan”), which includes three components: (i) a Share Option Plan; (ii) a Share Bonus Plan; and (iii) a Share Purchase Plan.
(i)	The Share Option Plan authorizes the Board of Directors of the Company to grant options to directors and employees of Ivanhoe Mines to acquire Common Shares of the Company at a price based on the weighted average trading price of the Common Shares for the five days preceding the date of the grant. Options vest over four years and have five year contractual terms unless otherwise determined from time to time by the Board of Directors, on the recommendation of the Compensation and Benefits Committee. The Share Option Plan also provides that these options may, upon approval of the Board of Directors, be converted into stock appreciation rights.

(ii)	The Share Bonus Plan permits the Board of Directors of the Company to authorize the issuance, from time to time, of Common Shares of the Company to employees of the Company and its affiliates.

(iii)	The Share Purchase Plan entitles each eligible employee of Ivanhoe Mines to contribute up to seven percent of each employee’s annual basic salary in semi-monthly instalments. At the end of each calendar quarter, each employee participating in the Share Purchase Plan is issued Common Shares of the Company equal to 1.5 times the aggregate amount contributed by the participant, based on the weighted average trading price of the Common Shares during the preceding three months.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
15.	SHARE CAPITAL (Continued)
(a)	Equity Incentive Plan (Continued)

The Company is authorized to issue a maximum of 32,000,000 Common Shares pursuant to the Equity Incentive Plan. At December 31, 2006, an aggregate of 2,961,648 Common Shares were available for future grants of awards under the plan.

Under SFAS No. 123 (R), the value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires the input of subjective assumptions, including the expected term of the option award and stock price volatility. The expected term of options granted is derived from historical data on employee exercise and post-vesting employment termination behaviour. Expected volatility is based on the historical volatility of the Company’s stock. These estimates involve inherent uncertainties and the application of management judgment. In addition, the Company is required to estimate the expected forfeiture rate and only recognize expense for those options expected to vest. As a result, if other assumptions had been used, the recorded stock-based compensation expense could have been materially different from that reported.

The weighted average grant-date fair value of stock options granted during 2006 and 2005 was Cdn$4.31 and Cdn$4.95, respectively. The fair value of these options was determined using a Black-Scholes option pricing model, recognizing forfeitures as they occur, using the following weighted average assumptions:

	2006	2005
Risk-free interest rate	4.12%	3.76%
Expected life	3.3 years	5.0 years
Expected volatility	50%	61%
Expected dividends	$ Nil	$ Nil

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
15.	SHARE CAPITAL (Continued)
(a)	Equity Incentive Plan (Continued)

A summary of stock option activity and information concerning outstanding and exercisable options at December 31, 2006 is as follows:

	Options Outstanding
	Options	Number of	Weighted
	Available	Common	Average
	for Grant	Shares	Exercise Price
			(Expressed in
			Canadian dollars)

Balances, December 31, 2004	104,734	9,890,942	$5.02
Increase in amount authorized	9,000,000	—	—
Options granted	(1,125,000)	1,125,000	8.86
Options exercised	—	(3,256,542)	1.48
Options cancelled	342,700	(342,700)	2.41
Shares issued under share purchase plan	(16,498)	—	—

Balances, December 31, 2005	8,305,936	7,416,700	$7.27
Increase in amount authorized	3,000,000	—	—
Options granted	(8,519,000)	8,519,000	9.39
Options exercised	—	(1,964,966)	4.28
Options cancelled	326,300	(326,300)	8.80
Bonus shares	(124,657)	—	—
Shares issued under share purchase plan	(26,931)	—	—

Balances, December 31, 2006	2,961,648	13,644,434	$8.99

At December 31, 2006, the U.S. dollar equivalent of the weighted average exercise price was $7.70 (December 31, 2005 — $6.26).

The total intrinsic value of options exercised during the years ended December 31, 2006 and 2005 was $9.1 million and $19.9 million, respectively.

As at December 31, 2006, options vested and expected to vest totalled 13,644,434 (December 31, 2005 – 7,416,700) and had an aggregate intrinsic value of $29.4 million (December 31, 2005 — $6.9 million).

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
15.	SHARE CAPITAL (Continued)
(a)	Equity Incentive Plan (Continued)

The following table summarizes information concerning outstanding and exercisable options at December 31, 2006:

	Options Outstanding			Options Exercisable
		Weighted	Weighted		Weighted
Range of		Average	Average		Average
Exercise	Number	Remaining	Exercise Price	Number	Exercise Price
Prices	Outstanding	Life (in years)	Per Share	Exercisable	Per Share
(Expressed in			(Expressed in		(Expressed in
Canadian			Canadian		Canadian
dollars)			dollars)		dollars)
$3.25 to $3.50	667,100	1.26	$3.29	607,100	$3.29
$3.51 to $6.75	253,500	1.66	6.75	197,500	6.75
$6.76 to $7.69	1,433,334	3.41	7.23	467,400	7.29
$7.70 to $8.20	2,015,500	5.46	7.90	989,500	7.87
$8.21 to $8.99	940,000	3.09	8.65	370,000	8.66
$9.00 to $10.27	6,995,000	6.03	9.72	2,863,500	9.72
$10.28 to $12.70	1,340,000	6.21	12.22	1,055,500	12.60

	13,644,434	5.17	$8.99	6,550,500	$8.98

As at December 31, 2006 there was $21.5 million of total unrecognized compensation cost related to unvested stock options. This cost is expected to be recognized over a weighted-average period of approximately 1.69 years.

As at December 31, 2006 the aggregate intrinsic value for fully vested stock options was $14.1 million (December 31, 2005 — $5.9 million).

(b)	Rio Tinto Placement

On October 18, 2006, Ivanhoe Mines and Rio Tinto announced that they had reached an agreement to form a strategic partnership whereby Rio Tinto would invest in Ivanhoe Mines and form a joint Ivanhoe Mines — Rio Tinto Technical Committee, to engineer, construct and operate Ivanhoe Mines’s Oyu Tolgoi project in Mongolia.

On October 27, 2006, Rio Tinto completed the first private placement tranche under the agreement consisting of approximately 37.1 million shares at a price of $8.18 per share, for proceeds totalling $303.4 million.

The agreement provides for Rio Tinto to make investments in the equity of Ivanhoe Mines, under defined conditions, totalling approximately $1.5 billion. Ivanhoe Mines has agreed to use at least 90% of the proceeds received from Rio Tinto to finance the development of Oyu Tolgoi.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
15.	SHARE CAPITAL (Continued)
(b)	Rio Tinto Placement (Continued)

Rio Tinto will take up a second tranche private placement following the satisfactory conclusion of an Investment Agreement between Ivanhoe Mines and the Mongolian Government. Rio Tinto has the option to exercise the second tranche earlier. This second tranche consists of approximately 46.3 million shares at a subscription price of $8.38 per share, for proceeds totalling $388.0 million.

In addition to the two private placements, Rio Tinto has been granted approximately 92.0 million warrants, divided into two series. The lives of these warrants are determined by the date an approved Investment Agreement for the Oyu Tolgoi Project is reached with the Mongolian government. The Warrant Determination Date within the warrant terms presented below is the earlier of the date an approved Investment Agreement is reached or October 27, 2009:

The 46,026,522 Series A Warrants are non-transferable. Each warrant entitles Rio Tinto to purchase one Common Share of the Company at a price of:
(i)	$8.38 during the period commencing November 30, 2006 and ending 180 days following the Warrant Determination Date; and

(ii)	$8.54 during the period commencing 181 days after the Warrant Determination Date and ending 365 days after the Warrant Determination Date.
The 46,026,522 Series B Warrants are non-transferable. Each warrant entitles Rio Tinto to purchase one Common Share of the Company at a price of:
(i)	$8.38 during the period commencing November 30, 2006 and ending 180 days following the Warrant Determination Date;

(ii)	$8.54 during the period commencing 181 days after the Warrant Determination Date and ending 365 days after the Warrant Determination Date;

(iii)	$8.88 during the period commencing 366 days after the Warrant Determination Date and ending 545 days after the Warrant Determination Date; and

(iv)	$9.02 during the period commencing 546 days after the Warrant Determination Date and ending 725 days after the Warrant Determination Date.
Ivanhoe Mines has recorded an amount of $23.1 million in shareholders’ equity, attributable to the fair value of the Rio Tinto share purchase warrants and second tranche share issuance commitment.

(c)	Share Purchase Warrants

At December 31, 2006, the Company had 5,760,000 share purchase warrants outstanding that were issued in 2004. These warrants entitled the holder to acquire one-tenth of a common share of the Company at any time on or before February 15, 2007, at a price of $8.68 per common share. On February 13, 2007, 28,600 of the share purchase warrants were exercised with the remaining 5,731,400 warrants expiring unexercised.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
16.	ACCUMULATED OTHER COMPREHENSIVE INCOME

	December 31,
	2006	2005
Balance, beginning of year	$6,711	$2,879
Other comprehensive income for the year:
Changes in fair value of long-term investments	7,534	3,539
Reclassification for (gains) losses recorded in earnings	(1,012)	293

Other comprehensive income before tax:	6,522	3,832
Income tax recovery related to other comprehensive income	—	—

Other comprehensive income, net of tax:	6,522	3,832

Balance, end of year	$13,233	$6,711

17.	OTHER RELATED PARTY TRANSACTIONS

The following tables summarize related party expenses incurred by Ivanhoe Mines, primarily on a cost-recovery basis, with an officer of a subsidiary of Ivanhoe Mines, a company subject to significant influence by Ivanhoe Mines, a company affiliated with Ivanhoe Mines, or with companies related by way of directors or shareholders in common. The tables summarize the transactions with related parties and the types of expenditures incurred with related parties:

	Years ended December 31,
	2006	2005
Global Mining Management Corporation (a)	$7,015	$4,169
Ivanhoe Capital Aviation LLC (b)	3,840	3,421
Fognani & Faught, PLLC (c)	1,394	823
Jinshan Gold Mines Inc. (d)	—	1,122
Ivanhoe Capital Pte. Ltd. (e)	78	60
Ivanhoe Capital Services Ltd. (f)	743	755
Ivanhoe Energy Inc. (g)	—	175

	$13,070	$10,525

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
17.	OTHER RELATED PARTY TRANSACTIONS (Continued)

	Years ended December 31,
	2006	2005
Exploration	$—	$1,122
Legal	1,394	823
Office and administrative	2,306	2,216
Salaries and benefits	5,530	2,943
Travel (including aircraft rental)	3,840	3,421

	$13,070	$10,525

The above noted transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Accounts receivable and accounts payable at December 31, 2006, included $319,000 and $1,419,000, respectively (December 31, 2005 — $451,000 and $1,102,000, respectively), which were due from/to a company under common control, a company affiliated with Ivanhoe Mines, or companies related by way of directors in common.
(a)	Global Mining Management Corporation (“Global”) is a private company based in Vancouver owned equally by seven companies, one of which is Ivanhoe Mines. Global has a director in common with the Company. Global provides administration, accounting, and other office services to the Company on a cost-recovery basis.

(b)	Ivanhoe Capital Aviation LLC (“Aviation”) is a private company 100% owned by the Company’s Chairman. Aviation operates an aircraft which is rented by the Company on a cost-recovery basis.

(c)	An officer of a subsidiary of Ivanhoe Mines is a partner with Fognani & Faught, PLLC, a legal firm which provides legal services to Ivanhoe Mines.

(d)	During 2005, the Company incurred exploration expenditures as part of several joint-venture agreements with Jinshan.

(e)	Ivanhoe Capital Pte. Ltd. (“Ivanhoe Capital”) is a private company 100% owned by the Company’s Chairman. Ivanhoe Capital provides for administration, accounting, and other office services in Singapore and London on a cost-recovery basis.

(f)	Ivanhoe Capital Services Ltd. (“Services”) is a private company 100% owned by the Company’s Chairman. Services provides for salaries associated with certain employees of the Company located in Singapore on a cost-recovery basis.

(g)	Ivanhoe Energy Inc. (“Ivanhoe Energy”) is a public company in which the Company’s Chairman has a significant interest and holds the position of Deputy Chairman. During 2005 Ivanhoe Energy provided administration and other office services in Beijing on a cost-recovery basis.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
18.	CASH FLOW INFORMATION
(a)	Net change in non-cash operating working capital items

	Years ended December 31,
	2006	2005
(Increase) decrease in:
Accounts receivable	$(10,729)	$522
Inventories	(1,766)	(1,355)
Prepaid expenses	(2,025)	(5,132)
Other current assets	3,000	—
Increase in:
Accounts payable and accrued liabilities	17,309	4,209

	$5,789	$(1,756)

(b)	Supplementary information regarding other non-cash transactions

The non-cash investing and financing activities relating to continuing operations not already disclosed in the Consolidated Statement of Shareholders’ Equity or the Consolidated Statements of Cash Flows were as follows:

	Years ended December 31,
	2006	2005
Investing activities:
Acquisition of property, plant and equipment	$—	$440
(c)	Other supplementary information

	Years ended December 31,
	2006	2005
Interest paid	$—	$—

Income taxes paid	$670	$448

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
19.	SEGMENT DISCLOSURES

Ivanhoe Mines has one operating segment; its exploration division with projects located primarily in Mongolia.

	December 31,
	2006	2005
Property, plant and equipment at the end of the year:
Mongolia	$87,509	$71,666
Inner Mongolia, China	1,408	2,459
Australia	7,555	6,767
Kazakhstan	4,776	4,419
Canada	203	131
Other	543	264

	$101,994	$85,706

20.	COMMITMENTS AND CONTINGENCIES

Ivanhoe Mines has, in the normal course of its business, entered into various long-term contracts, which include commitments for future operating payments under contracts for drilling, engineering, equipment rentals and other arrangements as follows:

2007	$118,084
2008	837
2009	137
2010 onwards	9

$119,067

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
21.	DISCLOSURES REGARDING FINANCIAL INSTRUMENTS
(a)	The estimated fair value of Ivanhoe Mines’ financial instruments was as follows:

	December 31,
	2006		2005
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Cash	$363,572	$363,572	$101,681	$101,681
Accounts receivable	24,739	24,739	33,350	33,350
Other current assets	286	286	3,286	3,286
Long-term investments	36,879	36,879	18,417	18,417

Accounts payable and accrued liabilities	37,201	37,201	20,594	20,594
Loans payable to related parties	5,088	4,106	5,088	3,733
The fair value of Ivanhoe Mines’ long-term investments was determined by reference to published market quotations, which may not be reflective of future values.

The fair value of loans payable to related parties was estimated by discounting future payments to their present value.

The fair value of Ivanhoe Mines’ remaining financial instruments was estimated to approximate their carrying value, due primarily to the immediate or short-term maturity of these financial instruments.

(b)	Ivanhoe Mines is exposed to credit risk with respect to its accounts receivable. The significant concentrations of credit risk are situated in Mongolia and Australia. Ivanhoe Mines does not mitigate the balance of this risk in light of the credit worthiness of its major debtors.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
22.	DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

As indicated in Note 2, these consolidated financial statements have been prepared in accordance with U.S. GAAP, which, in the case of the Company, conform in all material respects with Canadian GAAP, except as set forth below.

Consolidated Balance Sheets

	December 31,
	2006	2005
Total assets in accordance with U.S. GAAP	$703,159	$396,779
Reverse equity accounting for investment held for sale (a)	71,202	43,067
Reversal of amortization of other mineral property interests (b)	6,329	6,329
Adjustment to carrying value of long-term investments (c)	—	(6,711)

Total assets in accordance with Canadian GAAP	$780,690	$439,464

Total liabilities in accordance with U.S. GAAP	$49,302	$32,228
Reverse equity accounting for investment held for sale (a)	71,202	43,067
Income tax effect of U.S. GAAP adjustments for:
Reversal of amortization of other mineral property interests (b)	882	882

Total liabilities in accordance with Canadian GAAP	$121,386	$76,177

Total minority interests in accordance with U.S. and Canadian GAAP	$—	$8,928

Total shareholders’ equity in accordance with U.S. GAAP	$653,857	$355,623
Decrease in the deficit for:
Reversal of amortization of other mineral property interests (b)	5,447	5,447
Other comprehensive income (c)	—	(6,711)

Total shareholders’ equity in accordance with Canadian GAAP	$659,304	$354,359

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
22.	DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Consolidated Statements of Operations (in thousands, except for share and per share amounts)

	Years ended December 31,
	2006	2005
Net (loss) from continuing operations in accordance with U.S. GAAP	$(218,279)	$(125,702)
Dilution gain on issuance of shares by a subsidiary (d)	6,288	3,012
Share of income from investment held for sale (a)	(18,471)	(23,036)

Net (loss) from continuing operations in accordance with Canadian GAAP	$(230,462)	$(145,726)

Net income from discontinued operations in accordance with U.S. GAAP	$19,622	$35,916
Share of income from investment held for sale (a)	18,471	23,036
Write-down of other mineral property interests (b)	—	(192)
Gain on sale of Savage River Project (e)	—	(19,692)

Net income from discontinued operations in accordance with Canadian GAAP	$38,093	$39,068

Net (loss) in accordance with Canadian GAAP	$(192,369)	$(106,658)

Weighted-average number of shares outstanding under Canadian GAAP (in thousands)	336,128	305,160

Basic and diluted (loss) earnings per share in accordance with Canadian GAAP from:
Continuing operations	$(0.68)	$(0.48)
Discontinued operations	0.11	0.13

	$(0.57)	$(0.35)

Under Canadian GAAP, the components of shareholders’ equity would be as follows:

	December 31,
	2006	2005
Share capital	$1,466,969	$999,372
Share purchase warrants and share issuance commitment	23,062	—
Additional paid-in capital	33,792	17,952
Accumulated other comprehensive income (c)	13,233	—
Deficit	(877,752)	(662,965)

	$659,304	$354,359

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
22.	DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Consolidated Statements of Cash Flows

	Years ended December 31,
	2006	2005
Cash used in operating activities in accordance with U.S. GAAP	$(210,679)	$(133,113)
Reverse equity accounting for investment held for sale (a)	55,278	24,805

Cash used in operating activities in accordance with Canadian GAAP	(155,401)	(108,308)

Cash used in investing activities in accordance with U.S. GAAP	(1,016)	(10,232)
Reverse equity accounting for investment held for sale (a)	(20,659)	(4,561)

Cash used in investing activities in accordance with Canadian GAAP	(21,675)	(14,793)

Cash provided by financing activities in accordance with U.S. GAAP	473,589	124,706
Reverse equity accounting for investment held for sale (a)	—	(7,500)

Cash provided by financing activities in accordance with Canadian GAAP	473,589	117,206

Effect of exchange rate changes on cash	(3)	7,842

Net cash inflow in accordance with Canadian GAAP	296,510	1,947
Cash, beginning of year in accordance with Canadian GAAP	124,524	122,577

Cash, end of year in accordance with Canadian GAAP	$421,034	$124,524

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
22.	DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)
(a)	Investment held for sale

Under U.S. GAAP, Ivanhoe Mines has accounted for its joint venture interest in JVCo (Note 4) using the equity method. Under Canadian GAAP, interests in joint ventures are accounted for on a proportionate consolidation basis.

Under Canadian GAAP, the carrying amount of Ivanhoe Mines’ investment and its share of equity of JVCo is eliminated. Ivanhoe Mines’ proportionate share of each line item of JVCo’s assets, liabilities, revenue and expenses is reported as discontinued operations within Ivanhoe Mines’ financial statements in accordance with CICA 3475, “Disposal of Long-Lived Assets and Discontinued Operations”. All intercompany balances and transactions would be eliminated. Note 4 discloses the assets and liabilities of JVCo that would have been disclosed as held for sale and the revenues and expenses of JVCo that would have been included as discontinued operations within Ivanhoe Mines’ financial statements had Canadian GAAP been applied.

(b)	Other mineral property interests

Under U.S. GAAP, where the mineral property interests are, at the date of acquisition, without economically recoverable reserves, these costs are generally considered to be exploration costs that are expensed as incurred. Under Canadian GAAP, the costs of the acquisition of mineral property interests are capitalized.

In accordance with EITF 04-02, “Whether Mining Rights are Tangible or Intangible Assets”, the Company classifies its mineral exploration licenses as tangible assets and there is no difference between Canadian and U.S. GAAP. Prior to January 2004, the costs of acquisition of Ivanhoe Mines’ mineral exploration licenses were classified as intangible assets under U.S. GAAP and amortized over the term of the licenses. As a result, for Canadian GAAP purposes, the $6,329,000, net of deferred income taxes of $882,000, in amortization or write-offs of other mineral property interests under U.S. GAAP needs to be reversed.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
22.	DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)
(c)	Financial instruments

On January 1, 2006, the Company adopted CICA Section 1530, “Comprehensive Income”, Section 3855, “Financial Instruments – Recognition and Measurement”, Section 3861, “Financial Instruments – Disclosure and Presentation” and Section 3865, “Hedges”. These new standards increased harmonization between U.S. and Canadian GAAP.

Under U.S. and Canadian GAAP, portfolio investments are classified as available-for-sale securities, which are carried at market value (Note 7). The resulting unrealized gains or losses are included in the determination of comprehensive income, net of income taxes where applicable. Prior to adopting Section’s 3855 and 1530, these investments were carried at their original cost less provisions for impairment under Canadian GAAP. Upon adoption, the Company recorded a retroactive balance representing the unrealized gains on available-for-sale securities of $6,711,000 at January 1, 2006. Available-for-sale securities generated comprehensive income of $6,522,000 under both Canadian and U.S. GAAP for the year ended December 31, 2006.

(d)	Dilution gain on investment in subsidiary

Under U.S. GAAP the $6,288,000 (2005 — $3,012,000) dilution gain on investment in a subsidiary was accounted for as part of additional paid-in capital. Under Canadian GAAP, the dilution gain would have been included in the net loss for the year.

(e)	Gain on sale of Savage River Project

Under U.S. GAAP, the net book value of the Savage River Project when it was sold in February 2005 was $11,200,000, whereas under Canadian GAAP the carrying value was $30,900,000. During 2005, total proceeds from the sale were $41,700,000, representing cash instalments including interest of $21,500,000, plus escalating payments of $20,200,000. Therefore, under Canadian GAAP the gain on sale was $19,700,000 less than under U.S. GAAP.

(f)	Income taxes

Under U.S. GAAP, deferred income taxes are calculated based on enacted tax rates applicable to future years. Under Canadian GAAP, future income taxes are calculated based on enacted or substantively enacted tax rates applicable to future years. This difference in GAAP did not have a material effect on the financial position or results of operations of the Company for the years ended December 31, 2006 and 2005.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
22.	DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)
(g)	Recently released Canadian accounting standards

There are no recently issued Canadian accounting standards which have not yet been adopted by the Company and would be expected to have a material impact on the Company’s financial position and results of operations.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
INTRODUCTION
This discussion and analysis of the financial position and results of operations (MD&A) of Ivanhoe Mines Ltd. should be read in conjunction with the audited consolidated financial statements of Ivanhoe Mines Ltd. and the notes thereto for the year ended December 31, 2006. These financial statements have been prepared in accordance with United States of America generally accepted accounting principles (U.S. GAAP). Differences between Canadian generally accepted accounting principles (Canadian GAAP) and U.S. GAAP that would have materially affected the Company’s reported financial results are set out in Note 22. In this MD&A, unless the context otherwise dictates, a reference to the Company refers to Ivanhoe Mines Ltd. and a reference to Ivanhoe Mines refers to Ivanhoe Mines Ltd., together with its subsidiaries.
The effective date of this MD&A is March 30, 2007.
Additional information about the Company, including its Annual Information Form, is available at www.sedar.com.
OVERVIEW
MONGOLIA
OYU TOLGOI PROJECT
Ivanhoe Mines forms a strategic partnership with Rio Tinto
The principal event for Ivanhoe Mines in 2006 was the announcement on October 18, 2006, that Rio Tinto plc (Rio Tinto) and the Company had reached an agreement (the Rio Tinto Agreement) to form a strategic partnership involving an equity investment in the Company by Rio Tinto and, through a joint Technical Committee, to oversee the engineering, construction and operation of Ivanhoe Mines’ Oyu Tolgoi copper-gold mining complex in Mongolia’s South Gobi region. The Rio Tinto Agreement creates a defined path for Rio Tinto to become the largest shareholder in the Company.
Under the terms of the agreement, Rio Tinto purchased approximately 37.1 million common shares at a price of US$8.18, representing a 25% premium to the closing price on October 17, 2006, and a premium of 30% to the 20-day moving-average share price prior to October 17. Rio Tinto now owns approximately 9.92% of the Company’s issued share capital.
The Rio Tinto Agreement provides for Rio Tinto to make investments in the equity of the Company, under defined conditions, of up to approximately US$1.5 billion, inclusive of the first tranche of financing. The Company has agreed to use at least 90% of the proceeds received from Rio Tinto to finance the development of Oyu Tolgoi.
The next major milestone in the overall development of Oyu Tolgoi will be the receipt of all remaining governmental approvals. Senior representatives of Ivanhoe Mines and Rio Tinto began detailed discussions in January 2007 with a nine-member working group of Mongolian Government officials. The discussions, which remain ongoing, are intended to produce a draft Investment Agreement for

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Oyu Tolgoi that will be submitted for approvals by the Cabinet of the Mongolian Government and the national Parliament.
Economics of high-grade starter mine at Hugo North under study
During 2006, Ivanhoe Mines continued construction, engineering and planning for the development of the Oyu Tolgoi copper-gold project. The activity positioned Oyu Tolgoi to achieve first production as early as possible following the start of full-scale construction. Ivanhoe Mines expects that the first production from Oyu Tolgoi could begin within 30 months of the receipt of the necessary government approvals, contingent upon timely delivery of key long-lead-time equipment.
Planning and development activities throughout 2006 were focused on the underground, high-grade Hugo North Deposit — although it is expected that the initial production at Oyu Tolgoi will consist mainly of ore mined from the open pit on the Southern Oyu Deposits.
Work underway on a new Integrated Development Plan (2007 IDP) suggests that an underground “starter mine” at the Hugo North Deposit would enhance the project’s initial development. This scenario is one of the leading cases being evaluated by the Ivanhoe Mines-Rio Tinto joint development team.
Conceptually, a starter mine would target a high-grade portion of Hugo North that is accessible from the Shaft No. 1 infrastructure already being developed for the larger block-cave mine. Beginning in mid-2010, the ore from this area likely would supply the concentrator with a mill feed of approximately seven million tonnes per annum at a copper grade of between 2.0% and 2.5% — in addition to ore being supplied from the Southern Oyu open pit.
Projected benefits of developing an underground starter mine could include:
▪	a reduction in the initial capital costs and technical risks associated with a large, underground block-cave mining operation;

▪	enhanced overall value of the Oyu Tolgoi Project by enabling mining of high-grade copper and gold mineralization earlier than previously estimated;

▪	generation of a significant source of near-term cash-flow that could be used to fund development of the larger Hugo North block-cave mining operation; and,

▪	an expected reduction of up to one year in the time required to complete the underground exploration and development program for the starter mine as a result of expected shorter and shallower underground drifting distances than previously projected by the 2005 Integrated Development Plan (2005 IDP).
The Company is continuing to assess whether an underground starter mine would provide a significant and realistic benefit to the project’s economics and risk profile. Adoption of the starter mine concept could, among other things, positively affect the timing of the upgrading of underground resources to reserve status.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Oyu Tolgoi updated Integrated Development Plan to be released in 2007
In 2006, Ivanhoe Mines engaged GRD Minproc Limited (GRD Minproc), of Perth, Australia, to consolidate the work of other outside consultants and, with input from Rio Tinto, prepare the 2007 IDP for Oyu Tolgoi. The 2007 IDP, expected to be completed in the second half of 2007, will update the work done for the 2005 IDP and build on GRD Minproc’s previous reserve estimation work.
Ivanhoe Mines has instructed GRD Minproc to integrate into its current work revisions that have been made to the planned production process during the past 18 months and to present detailed assessments of two mining scenarios:
•	The first scenario combines the open-pit reserves, as previously determined, with high-grade, sub-level-caved material at a pre-feasibility level from the Hugo North Deposit.

•	The second scenario, a sensitivity analysis of the first scenario, envisages a high-grade “starter” block cave instead of the sub-level cave as the initial underground development, to be followed by the larger block caves at the Hugo North Deposit and also at the Hugo South Deposit, as outlined in the 2005 IDP.
The engineers also have been asked to assess the impact of a change in the concentrator design and confirm early indications in the development of both scenarios that the concentrator’s throughput likely will be significantly higher than the original 70,000 tonnes per day projected in the 2005 IDP and that the initial throughput approaching 100,000 tonnes per day is likely to increase further as softer ore from the underground is brought into production.
The 2007 IDP is also expected to address the ultimate throughput at the Oyu Tolgoi mining complex, which Ivanhoe Mines believes — based on production from the open pit, having an estimated 29-year mine life, being combined with production from block-caving at the Hugo North and Hugo South deposits — eventually could increase to a level of between 200,000 and 250,000 tonnes of ore per day.
Oyu Tolgoi development engineering advanced to 30% completion during 2006
The development profile of the Oyu Tolgoi Project envisioned in the 2005 IDP has improved with the introduction of Rio Tinto as Ivanhoe Mines’ strategic partner. Although the Ivanhoe Mines-Rio Tinto partnership still is in its early stages, Rio Tinto’s resources and expertise are expected to significantly benefit the project. The most tangible benefit to date has been the involvement of Rio Tinto’s mine planning group, which has some of the most extensive block-caving expertise in the international mining industry.
Fluor Corporation (Fluor), one of the world’s largest engineering and design companies, was appointed as the engineering, procurement and construction manager for Oyu Tolgoi in 2005. Fluor, supported by the Ivanhoe Mines project team and anticipating that the decision to proceed with mine construction will be made during 2007, has made it a priority to ensure that Ivanhoe Mines is positioned to meet the earliest possible start of production.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Engineering was advanced to 30% completion during 2006, key procurement activities were begun and development of construction facilities progressed at the Oyu Tolgoi site.
During 2006, the project team, in a further step to mitigate project risk, made important changes to the design of the concentrator plant. A principal change was the replacement of the original large, single-SAG-and-dual-ball-mill configuration with a circuit comprised of two smaller SAG mills, each coupled with two ball mills. The electric motors on the smaller SAG mills have a proven operational record and will significantly reduce the perceived technical risk associated with the single larger unit. The Company also expects that the dual-circuit configuration will allow Oyu Tolgoi to continue production at reduced rates in the event of mill outages and that larger throughput tonnages ultimately can be achieved with a dual-circuit operation.
With engineering and procurement activities well advanced, activities on site slowed during the 2006-2007 winter period, resulting in a reduced workforce. Site preparation to allow full construction to commence on July 1, 2007, is scheduled to be complete in late May. Activities on site are continuing to focus on the sinking of Shaft No. 1, excavation for the concentrator building and development of the water-supply bore field.
Oyu Tolgoi resources expanded with ongoing drilling program
Ivanhoe Mines completed approximately 77,000 metres of drilling on the Oyu Tolgoi Project during 2006, including exploration on the adjoining Entrée Gold-Ivanhoe Mines earn-in joint venture property, Shivee Tolgoi. Significant geotechnical drilling also was undertaken to locate the shaft farm, specifically Shaft No. 2, and evaluate the access route from the shaft farm into the Hugo North block-cave production level. Sterilization drilling was done under the new concentrator site selected by Fluor, the construction camp location and the primary crusher site.
The results of this drilling are included in the new Oyu Tolgoi Technical Report, and include indicated resources on the 650-metre-long extension of Hugo North onto the Entrée-Ivanhoe Mines Shivee Tolgoi property.
Exploration and sterilization drilling two kilometres east of a proposed airport site, which is approximately six kilometres north of the northern end of the Hugo North extension, has resulted in the discovery of low-grade copper-gold mineralization hosted in basaltic volcanic and quartz monzodiorite intrusive rocks of similar age and composition to the Oyu Tolgoi deposits. Approximately 12,400 metres of the drilling completed during the year were conducted in this area. Drilling has been suspended on this target pending a review of the results and additional surface geophysical work.
In March 2007, an updated Oyu Tolgoi Technical Report prepared by GRD Minproc was released. It contained a revised estimate of the Project’s mineral resources that had been independently estimated by AMEC Americas Ltd. (AMEC) and is disclosed in detail starting on page 17.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
MONGOLIA
COAL PROJECTS
Ivanhoe Mines’ Coal Division being merged with Asia Gold
In the second quarter of 2006, Ivanhoe Mines announced a plan to transfer the Company’s Mongolian Coal Division to Asia Gold Corp (Asia Gold) in exchange for approximately 82.6 million shares of Asia Gold. This transaction was approved by the minority shareholders of Asia Gold on August 8, 2006. Closing of the transaction is subject to the fulfillment of certain conditions precedent, including completion of the transfer of certain mineral exploration licences in Mongolia.
Ivanhoe Mines’ Coal Division holds 35 coal exploration licences that cover 1.68 million hectares of land in the South Gobi area of Mongolia. In March 2007, Ivanhoe Mines was notified that 25 of these licences, including two key licences at Nariin Sukhait — which include all the main coal resources — had been transferred by the Mongolian Government’s Cadastral Office. Ivanhoe Mines and Asia Gold expect to close the transaction once the remainder of the coal exploration licences have been approved for transfer — which is expected to occur shortly.
Mine planning underway at Nariin Sukhait coal deposit
The Nariin Sukhait property is in the southwest corner of the Omnogovi Aimag (province) in southern Mongolia. The deposit is within the Gurvantes Soum (township), 320 kilometres southwest of the provincial capital of Dalanzadgad and 950 kilometres south of the national capital, Ulaanbaatar. Nariin Sukhait is 45 kilometres north of the Mongolia-China border. At present, one north-south, 450-kilometre-long rail line has been built in China up to the China-Mongolia border at Ceke. A second east-west railway line to Ceke has been started and completion is estimated to be in late 2007.
Total coal resources are contained in two separate fields, the South-East Field and the West Field. An updated resource report was prepared in March 2007 by Norwest Corporation (Norwest) and is disclosed on page 21.
Norwest commenced mine planning in 2006, with an internally prepared preliminary mine plan completed in August 2006. Norwest recommends that a pre-feasibility study be undertaken in order to define the coal reserve and economic viability of the Nariin Sukhait project. An updated mining study and estimate of coal reserves, based in part in the updated resources reported in the Norwest Report will be forthcoming upon completion of that study.
A secondary exploration focus in 2006 was deeper drilling on the Nariin Sukhait deposit. In December 2006, Ivanhoe Mines commissioned Norwest to undertake a study to examine underground mining potential at Nariin Sukhait. The main focus was on 5 Seam which had very thick intersections and exhibited promising coking characteristics at depth. The study focused on identifying potential underground mining methods and their applicability to 5 Seam. Additional drilling and engineering studies will be required to delineate resources that may be amenable to extraction by underground methods.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Exploration continuing at Tsagaan Tolgoi coal deposit
The Tsagaan Tolgoi coal project is approximately 105 kilometres west of Oyu Tolgoi. Initial exploration in 2004, including deep-trenching and 46 drill holes, encountered significant coal thicknesses along a strike length of six kilometres. During the fourth quarter of 2006, a 73-hole drilling program was completed at Tsagaan Tolgoi. The geological model will be updated in 2007.
The objective of the drilling program is to delineate sufficient thermal coal resources to support the preparation of a formal study on the development of a long-life, coal-fired power plant. This plant is projected to have the capacity to supply electricity to the Oyu Tolgoi Project and the residents of the sparsely populated southern part of Mongolia. Norwest Corporation developed a preliminary mine design and mine plans in 2006. Preliminary engineering was conducted on various power plant options that would use Tsagaan Tolgoi coal.
2007 exploration program to target new coal licences near Tavan Tolgoi coal deposit
In 2006, Ivanhoe Mines indirectly obtained seven coal exploration licences that closely surround the Tavan Tolgoi coal project to the north, east and south. The land area covers over 665,000 hectares and has never been properly explored for coal. A field reconnaissance program on the licences was carried out indirectly by Ivanhoe Mines in 2006. The exploration area has been flown for copper-gold exploration using BHPB Falcon geophysics. Ivanhoe Mines has obtained the aeromagnetic and aerogravity survey data and will be using the results of the upcoming analysis to assist in delineating potential coal targets. A significant exploration program is being planned for this project in 2007.
AUSTRALIA
Cloncurry IOCG Project expanding exploration
The Cloncurry Project covers an area of approximately 2,140 square kilometres in northwestern Queensland, in Australia’s storied Mount Isa-Cloncurry mining district. Ivanhoe Mines’ recent exploration at the Cloncurry Project has discovered a series of related Iron Oxide Copper Gold (IOCG) systems, some of which have associated uranium.
Ivanhoe Mines has confirmed that the area hosts several high-grade IOCG systems, with associated uranium, that are geologically similar to the nearby Ernest Henry Mine, and to the Olympic Dam and Prominent Hill mines in South Australia. The Northwest Queensland Mineral Belt is one of the most significant mineral producers in the world. It hosts the Century, Mount Isa, Hilton Group, Cannington, Lady Loretta and Dugald River base-metal deposits, the Ernest Henry, Osborne and Eloise IOCG mines, the Tick Hill gold deposit and the Mary Kathleen uranium deposit. Ivanhoe Mines believes that the Cloncurry Project is one of the most prospective land positions in Australia for the discovery of new, large-scale IOCG deposits.
The historic Kuridala copper mining district, situated in the northern part of Ivanhoe Mines’ tenements, has numerous copper, gold and uranium prospects that were covered in a low-level magnetic/radiometric aerial survey in November 2006. The survey results confirmed the existence of uranium targets along structural zones, with associated magnetic anomalies. These targets will be

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
tested by geochemical surveys and drilling during 2007. Several uranium targets previously drill tested by other companies, including Robert Heg, Elizabeth Anne, Dairy Bore and the Old Fence, are being prepared for a drilling program in the second quarter of 2007.
Ivanhoe Mines’ increased exploration efforts at Cloncurry in 2007 also will include detailed gravity surveys, closely-spaced diamond drilling to define a copper-gold resource at Swan, and an aggressive reconnaissance drilling program to delineate additional mineralization at the highly prospective Amethyst Castle and Metal Ridge targets. Two rigs that have been drilling since January 2007 will be joined by three additional rigs in the second quarter of 2007. A total of 10 new holes had been completed at the Swan, Amethyst Castle and Metal Ridge targets before the end of March 2007.
KAZAKHSTAN
Bakyrchik Gold Project
The mine facilities remained on care-and-maintenance status during 2006. During the year, Ivanhoe Mines reached an agreement with the Kazakhstan Government to extend the project’s exploration licences for five years, until 2010. The Company also received a similar five-year extension for its investment commitment for the project.
On November 24, 2006, the Kazakhstan Government’s 30% participatory interest was privatized via tender. JSC Altynalmas, of Almaty, Kazakhstan, was the successful bidder.
A work program is being developed, including construction of a test rotary kiln, delineation drilling to define the potential of an open-pit mine and the continuation of care-and-maintenance requirements.
The Company is continuing to assess financing alternatives.
CHINA
Jinshan Gold Mines planning to start production in 2007
In September 2006, the Ministry of Land and Resources in Beijing, China, granted Jinshan Gold Mines Inc. (Jinshan) (46% owned) the mining permit to commence commercial mining activities at the CSH (217) Gold project in China’s Inner Mongolia Autonomous Region. Jinshan’s application for project registration was approved by the provincial government of the Inner Mongolia Autonomous Region in July 2006.
In October 2006, Jinshan signed a 10-year mining contract with China National Railway Corporation, a major Chinese mining contractor. The contractor commenced haul-road construction and open pit preparation in January 2007, and began placing ore on the heap-leach pad in March. A 500-person camp is housing contract miners and most of Jinshan’s start-up work force. The process plant is expected to begin operations in the second quarter and Jinshan expects to be capable of commencing commercial gold production in June or July of 2007.
Ivanhoe Mines’ equity accounts for its investment in Jinshan.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars except where noted)
MYANMAR
Monywa Copper Project Joint Venture
Copper cathode production for the S&K Mine at the Monywa Copper Project in 2006 totalled 19,544 tonnes, representing a decrease of 43% over 2005. The copper price on the London Metal Exchange averaged $3.05 a pound in 2006, compared to $1.67 a pound in 2005, representing an increase of 83%. Subsequent to year end, Ivanhoe Mines received $15 million in dividend payments from the joint venture.
During 2005 and 2006, Ivanhoe Mines engaged in discussions with interested parties, including a South Korea-based corporation, about the potential sale of a significant portion of Ivanhoe Mines’ 50% interest in the S&K Mine. The discussions were initiated as part of Ivanhoe Mines’ stated priorities of enhancing asset value for shareholders and generating capital for the development of the Oyu Tolgoi project in Mongolia.
Separately, as part of the subsequent negotiation of the Rio Tinto strategic partnership that was announced in October 2006, Ivanhoe Mines agreed to divest all of its business interests and assets in Myanmar, including its indirect interest in the Monywa Copper Project. The Myanmar assets have been transferred to an independent third-party trust (the Trust), pending their sale. The sole purpose of the Trust is to sell the assets to one or more arm’s-length third parties. Ivanhoe Mines’ only interest in the Trust is as an unsecured creditor under a promissory note — issued by the Trust on the transfer of the Myanmar assets — that is to be repaid once the assets are sold.
For financial statement purposes, the Monywa Copper Project will be classified as “investment held for sale” and will continue to be accounted for as such until the Monywa Copper Project is sold by the Trust.
EXECUTIVE CHANGES
•	During the third quarter of 2006, David Woodall was appointed President of the Ivanhoe Mines gold division. His responsibilities include overseeing the advancement of the Company’s gold exploration and mine development projects, which include the Bakyrchik gold mine development project in Kazakhstan.

Mr. Woodall has more than 21 years of professional experience in mining operations. Prior to joining Ivanhoe Mines, he acquired extensive mine management experience at underground and open-pit mines in Canada, Australia, Fiji and China. Among numerous mine operation assignments, he worked as Mine General Manager for Placer Dome at the Musselwhite gold mine in Ontario, Canada, the Kanowna Belle gold mine in Western Australia and the Osborne copper and gold mine in Australia. He also worked in senior mine management positions with Robe River, Sino Gold and WMC Resources.

•	In the first quarter of 2007, Peter Reeve was appointed Chief Executive Officer of Ivanhoe Australia Pty. Limited, a wholly-owned subsidiary company. The appointment is a significant step in the development of Ivanhoe Mines’ Australian mineral exploration and development projects, particularly the discoveries of iron oxide copper gold, with associated uranium, at the Cloncurry project in the Mount Isa District of northwestern Queensland.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars except where noted)
Mr. Reeve has been involved in the Australian resources industry for approximately 25 years after qualifying as a metallurgist in the early 1980s. His industry experience included positions with Rio Tinto, Shell-Billiton and metallurgical consultant Normet Consulting before he joined Goldman Sachs JBWere in investment management and corporate finance roles in the Australian resource industry. Between 2001 and 2006, Mr. Reeve was a member of the Executive Committee of Newcrest Mining, Australia’s largest gold producer, with responsibility for corporate development and market-related duties for the group.
•	Also in the first quarter of 2007, Edward Flood stepped down as Deputy Chairman of Ivanhoe Mines to pursue personal interests. Mr. Flood will continue to serve as a member of the Board of Directors.
FINANCIAL RESULTS
In 2006, Ivanhoe Mines recorded a net loss of $198.7 million (or $0.59 per share), compared to a net loss of $89.8 million (or $0.29 per share) in 2005. The $108.9 million increase in the loss from 2005 to 2006 was primarily due to a $79.7 million increase in exploration expenses. Included in exploration expenses are shaft sinking and engineering and development costs for the Oyu Tolgoi Project that have been expensed and not capitalized. Exploration costs are charged to operations in the period incurred and often constitute the bulk of the Company’s operations loss for that period. It is expected that the Company will commence capitalizing costs of this nature once an Investment Agreement is finalized. Results for the year also were affected by a $10.5 million increase in general and administrative costs, a $4.8 million increase in interest income, less a $7.4 million decrease in foreign exchange gains and a $16.3 million decrease in income from discontinued operations.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars except where noted)
INDEX
The MD&A is comprised of the following sections:
1.	Selected Annual Financial Information

2.	Review of Operations
A.	Exploration Activities

B.	Myanmar Assets Held for Sale

C.	Discontinued Operations

D.	Administrative and Other Expenses
3.	Selected Quarterly Data

4.	Fourth Quarter

5.	Liquidity and Capital Resources

6.	Share Capital

7.	Outlook

8.	Off-Balance-Sheet Arrangements

9.	Contractual Obligations

10.	Changes in Accounting Policies

11.	Critical Accounting Estimates

12.	Recent Accounting Pronouncements

13.	Risks and Uncertainties

14.	Related-Party Transactions

15.	Disclosure Controls and Procedures

16.	Management’s Report on Internal Control over Financial Reporting

17.	Qualified Persons

18.	Oversight Role of the Audit Committee

19.	Cautionary Statements

20.	Forward-Looking Statements

21.	Management’s Report to Shareholders

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars except where noted)
SELECTED ANNUAL FINANCIAL INFORMATION
This selected financial information is in accordance with U.S. GAAP. Please see Note 22 of the annual consolidated financial statements for the reconciliation to Canadian GAAP.
($ in millions of U.S. dollars, except per share information)

	Years ended December 31,
	2006	2005	2004

Exploration expenses	$(213.0)	$(133.3)	$(98.2)
General and administrative	(28.2)	(17.7)	(22.2)
Share of income from investment held for sale	18.5	23.0	21.4
Foreign exchange gains	0.4	7.8	4.6

Net (loss) from continuing operations	$(218.3)	$(125.7)	$(99.0)
Net income from discontinued operations	19.6	35.9	4.5

Net loss	$(198.7)	$(89.8)	$(94.5)

Net (loss) per share from continuing operations	$(0.65)	$(0.41)	$(0.35)
Net income per share from discontinued operations	$0.06	$0.12	$0.01

Net loss per share	$(0.59)	$(0.29)	$(0.34)

Total assets	$703.2	$396.8	$376.3

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars except where noted)
REVIEW OF OPERATIONS
In 2006, Ivanhoe Mines recorded a net loss of $198.7 million (or $0.59 per share), compared to a net loss of $89.8 million (or $0.29 per share) in 2005. The $108.9 million increase in the loss from 2005 to 2006 was primarily due to a $79.7 million increase in exploration expenses. Included in exploration expenses are shaft sinking and engineering and development costs for the Oyu Tolgoi Project that have been expensed and not capitalized. Exploration costs are charged to operations in the period incurred and often constitute the bulk of the Company’s operations loss for that period. It is expected that the Company will commence capitalizing costs of this nature once an Investment Agreement is finalized. Results for the year also were affected by a $10.5 million increase in general and administrative costs, a $4.8 million increase in interest income, less a $7.4 million decrease in foreign exchange gains and a $16.3 million decrease in income from discontinued operations.
A. EXPLORATION ACTIVITIES
Summary of exploration expenditures by location:

	Years ended December 31,
	2006	2005	2004

Exploration expense ($ in millions)	$213.0	$133.3	$98.2

Percentage allocation
Mongolia	93.1%	92.0%	86.9%
China	4.3%	3.3%	4.1%
Australia	1.0%	1.1%	4.9%
Bulgaria	0.6%	1.8%	1.0%
Myanmar	0.5%	1.0%	2.3%
Other	0.5%	0.8%	0.8%

	100.0%	100.0%	100.0%

Ivanhoe Mines is engaged primarily in exploration activities, although a significant portion of its expenditures in Mongolia relate directly to development activities at its Oyu Tolgoi Project.
In 2006, Ivanhoe Mines expensed $213.0 million in exploration and development activities, compared to $133.3 million in 2005. Included in exploration costs are engineering and development costs for the Oyu Tolgoi Project. It is expected that the Company will commence capitalizing costs of this nature once an Investment Agreement is finalized.
The majority of the $213.0 million was spent on Ivanhoe Mines’ Mongolian properties ($198.2 million in 2006, compared to $122.6 million in 2005), which consisted of the following exploration and development costs:

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars except where noted)
MONGOLIA EXPLORATION EXPENSES

	2006	% of Total
($ in million’s)
Oyu Tolgoi
Concentrator and Infrastructure Engineering	$28.9	15%
Site Construction	53.2	27%
Shaft No. 1 Sinking	35.5	18%
Exploration	14.2	7%
Owner’s Costs (includes non-cash stock-based compensation)	29.4	15%

	161.2
Coal Division	10.1	5%
Other Mongolia Exploration (including Asia Gold)	12.3	6%
UB Office	14.6	7%

	$198.2	100%

Exploration and development expenditures capitalized in 2006 totalled $34.3 million, compared to $32.2 million in 2005. During 2005, the $32.2 million capitalized mostly comprised the Oyu Tolgoi Project’s surface and collar infrastructure for Shaft No. 1. Expenditures related to the deepening of Shaft No. 1 and related underground workings have been expensed. During 2006, the $34.3 million capitalized related mainly to $16.8 million capitalized at Oyu Tolgoi for plant and equipment, camp and office buildings and some remaining Shaft No. 1 surface costs. Also included in 2006 capital expenditures was $12.8 million capitalized by Jinshan during January to August 2006, when it was a subsidiary, representing construction costs for its CSH (217) gold mine.
MONGOLIA
OYU TOLGOI
The Oyu Tolgoi Project consists of two deposit groups — the Southern Oyu Deposits and the Hugo Dummett Deposits — that are contained within an aggregate area of approximately 6.3 kilometres north-south by 3 kilometres east-west.
Ivanhoe Mines forms a strategic partnership with Rio Tinto
The principal event for Ivanhoe Mines in 2006 was the announcement on October 18, 2006, that Rio Tinto plc (Rio Tinto) and the Company had reached an agreement (the Rio Tinto Agreement) to form a strategic partnership involving an equity investment in the Company by Rio Tinto and, through a joint Technical Committee, to oversee the engineering, construction and operation of Ivanhoe Mines’ Oyu Tolgoi copper-gold mining complex in Mongolia’s South Gobi region. The Rio Tinto Agreement creates a defined path for Rio Tinto to become the largest shareholder in the Company.
Under the terms of the agreement, Rio Tinto purchased approximately 37.1 million common shares at a price of US$8.18, representing a 25% premium to the closing price on October 17, 2006, and a premium of 30% to the 20-day moving-average share price prior to October 17. Rio Tinto now owns approximately 9.92% of the Company’s issued share capital.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars except where noted)
The Rio Tinto Agreement provides for Rio Tinto to make investments in the equity of the Company, under defined conditions, of up to approximately US$1.5 billion, inclusive of the first tranche of financing. The Company has agreed to use at least 90% of the proceeds received from Rio Tinto to finance the development of Oyu Tolgoi.
The next major milestone in the overall development of Oyu Tolgoi will be the receipt of all remaining governmental approvals. Senior representatives of Ivanhoe Mines and Rio Tinto began detailed discussions in January 2007 with a nine-member working group of Mongolian Government officials. The discussions, which remain ongoing, are intended to produce a draft Investment Agreement for Oyu Tolgoi that will be submitted for approvals by the Cabinet of the Mongolian Government and the national Parliament.
Oyu Tolgoi development engineering advanced to 30% completion during 2006
The development profile of the Oyu Tolgoi Project envisioned in the 2005 IDP has improved with the introduction of Rio Tinto as Ivanhoe Mines’ strategic partner. Although the Ivanhoe Mines-Rio Tinto partnership still is in its early stages, Rio Tinto’s resources and expertise are expected to significantly benefit the project. The most tangible benefit to date has been the involvement of Rio Tinto’s mine planning group, which has some of the most extensive block-caving expertise in the international mining industry.
Fluor Corporation (Fluor), one of the world’s largest engineering and design companies, was appointed as the engineering, procurement and construction manager for Oyu Tolgoi in 2005. Fluor, supported by the Ivanhoe Mines project team and anticipating that the decision to proceed with mine construction will be made during 2007, has made it a priority to ensure that Ivanhoe Mines is positioned to meet the earliest possible start of production.
Engineering was advanced to 30% completion during 2006, key procurement activities were begun and development of construction facilities progressed at the Oyu Tolgoi site.
During 2006, the project team, in a further step to mitigate project risk, made important changes to the design of the concentrator plant. A principal change was the replacement of the original large, single-SAG-and-dual-ball-mill configuration with a circuit comprised of two smaller SAG mills, each coupled with two ball mills. The electric motors on the smaller SAG mills have a proven operational record and will significantly reduce the perceived technical risk associated with the single larger unit. The Company also expects that the dual-circuit configuration will allow Oyu Tolgoi to continue production at reduced rates in the event of mill outages and that larger throughput tonnages ultimately can be achieved with a dual-circuit operation.
With engineering and procurement activities well advanced, activities on site slowed during the 2006-2007 winter period, resulting in a reduced workforce. Site preparation to allow full construction to commence on July 1, 2007, is scheduled to be complete in late May. Activities on site are continuing to focus on the sinking of Shaft No. 1, excavation for the concentrator building and development of the water-supply bore field.
Shaft No. 1, the first deep underground development project of its type in Mongolia, passed the 900-metre mark in late March 2007. Shaft No. 1 will allow for additional exploration of the Oyu Tolgoi underground mine and also will provide limited initial production, and ultimately ventilation, to the

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars except where noted)
underground mine. The completion of Shaft No. 1 will provide the key geotechnical information required to advance the underground deposit to a feasibility level, a milestone currently expected to be reached in 2008.
Shaft No. 2 is expected to be the initial primary underground production and service shaft. Work completed in 2006 involved shaft engineering and surface infrastructure. Additional technical evaluation on the shaft location is nearing completion and a decision to commence the pre-sink and collar construction is expected in April 2007.
Shaft No. 2 is critical for underground production and it is one of the key elements on which Rio Tinto’s input was sought before major decisions concerning its construction were made. In January 2007, Ivanhoe Mines ordered the auxiliary hoist for Shaft No. 2 and began seeking bids for the main friction hoists to allow for the expected start of full construction in July 2007.
Economics of high-grade starter mine at Hugo North under study
During 2006, Ivanhoe Mines continued construction, engineering and planning for the development of the Oyu Tolgoi copper-gold project. The activity positioned Oyu Tolgoi to achieve first production as early as possible following the start of full-scale construction. Ivanhoe Mines expects that the first production from Oyu Tolgoi could begin within 30 months of the receipt of the necessary government approvals, contingent upon timely delivery of key long-lead-time equipment.
Planning and development activities throughout 2006 were focused on the underground, high-grade Hugo North Deposit – although it is expected that the initial production at Oyu Tolgoi will consist mainly of ore mined from the open pit on the Southern Oyu Deposits.
Work underway on a new Integrated Development Plan (2007 IDP) suggests that an underground “starter mine” at the Hugo North Deposit would enhance the project’s initial development. This scenario is one of the leading cases being evaluated by the Ivanhoe Mines-Rio Tinto joint development team.
Conceptually, a starter mine would target a high-grade portion of Hugo North that is accessible from the Shaft No. 1 infrastructure already being developed for the larger block-cave mine. Beginning in mid-2010, the ore from this area likely would supply the concentrator with a mill feed of approximately seven million tonnes per annum at a copper grade of between 2.0% and 2.5% — in addition to ore being supplied from the Southern Oyu open pit.
Projected benefits of developing an underground starter mine could include:
▪	a reduction in the initial capital costs and technical risks associated with a large, underground block-cave mining operation;

▪	enhanced overall value of the Oyu Tolgoi Project value by enabling mining of high-grade copper and gold mineralization earlier than previously estimated;

▪	generation of a significant source of near-term cash-flow that could be used to fund development of the larger Hugo North block-cave mining operation; and,

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars except where noted)
▪	an expected reduction of up to one year in the time required to complete the underground exploration and development program for the starter mine as a result of expected shorter and shallower underground drifting distances than previously projected by the 2005 IDP.
The Company is continuing to assess whether an underground starter mine would provide a significant and realistic benefit to the project’s economics and risk profile. Adoption of the starter-mine concept could, among other things, positively affect the timing of the upgrading of underground resources to reserve status.
Oyu Tolgoi updated Integrated Development Plan to be released in 2007
In 2006, Ivanhoe Mines engaged GRD Minproc Limited (GRD Minproc), of Perth, Australia, to consolidate the work of other outside consultants and, with input from Rio Tinto, prepare the 2007 Integrated Development Plan for Oyu Tolgoi. The 2007 IDP, expected to be completed in the second half of 2007, will update the work done for the 2005 IDP and build on GRD Minproc’s previous reserve estimation work.
Ivanhoe Mines has instructed GRD Minproc to integrate into its current work revisions that have been made to the planned production process during the past 18 months and to present detailed assessments of two mining scenarios:
•	The first scenario combines the open-pit reserves, as previously determined, with high-grade, sub-level-caved material at a pre-feasibility level from the Hugo North Deposit.

•	The second scenario, a sensitivity analysis of the first scenario, envisages a high-grade “starter” block cave instead of the sub-level cave as the initial underground development, to be followed by the larger block caves at the Hugo North Deposit and also at the Hugo South Deposit, as outlined in the 2005 IDP.
The engineers also have been asked to assess the impact of a change in the concentrator design, and confirm early indications in the development of both scenarios that the concentrator’s throughput likely will be significantly higher than the original 70,000 tonnes per day projected in the 2005 IDP and that the initial throughput approaching 100,000 tonnes per day is likely to increase further as softer ore from the underground is brought into production.
The 2007 IDP is also expected to address the ultimate throughput at the Oyu Tolgoi mining complex, which Ivanhoe Mines believes — based on production from the open pit, having an estimated 29-year mine life, being combined with production from block-caving at the Hugo North and Hugo South deposits — eventually could increase to a level of between 200,000 and 250,000 tonnes of ore per day.
Oyu Tolgoi resources expanded with ongoing drilling program
Ivanhoe Mines completed approximately 77,000 metres of drilling on the Oyu Tolgoi Project during 2006, including exploration on the adjoining Entrée Gold-Ivanhoe Mines earn-in joint venture property, Shivee Tolgoi. Significant geotechnical drilling also was undertaken to locate the shaft farm, specifically Shaft No. 2, and evaluate the access route from the shaft farm into the Hugo North block- cave production level. Sterilization drilling was done under the new concentrator site selected by Fluor, the construction camp location and the primary crusher site.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
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(Stated in U.S. dollars except where noted)
The results of this drilling are included in the new Oyu Tolgoi Technical Report, published below, and include indicated resources on the 650-metre-long extension of Hugo North.
Exploration and sterilization drilling two kilometres east of a proposed airport site, which is approximately six kilometres north of the northern end of the Hugo North extension, has resulted in the discovery of low-grade copper-gold mineralization hosted in basaltic volcanic and quartz monzodiorite intrusive rocks of similar age and composition to the Oyu Tolgoi deposits. Approximately 12,400 metres of the drilling completed during the year were conducted in this area. Drilling has been suspended on this target pending a review of the results and additional surface geophysical work.
Geotechnical drilling intended to further define the geotechnical characteristics of the Hugo North Deposit continued through Q4’06 and into Q1’07. A total of four holes have been collared immediately north of the Entrée JV property line and completed and two additional holes are in progress. Drilling south into the axis of Ivanhoe Mines’ 100%-owned Hugo North Deposit is designed to provide pre-feasibility-level information on the caving characteristics of the deposit and geotechnical characteristics of the North West Boundary Fault, which will influence future development decisions on the Hugo North Extension Deposit.
In March 2007, an updated Oyu Tolgoi Technical Report prepared by GRD Minproc was released. It contained a revised estimate of the Project’s mineral resources at the Hugo North Deposit that had been independently estimated by AMEC Americas Ltd. (AMEC).
Total Oyu Tolgoi Project Resources (1)(2)
(based on a 0.60% copper equivalent cut-off ) (3)

					Contained Metal(5)
Resource		Cu	Au	CuEq(4)	Cu		CuEq(4)
Category	Tonnes	(%)	(g/t)	(%)	(‘000 lbs)	Au (ounces)	(‘000 lbs)
Measured	101,590,000	0.64	1.10	1.34	1,430,000	3,590,000	3,000,000
Indicated	1,285,840,000	1.38	0.42	1.65	39,120,000	17,360,000	46,770,000
Measured + Indicated	1,387,430,000	1.33	0.47	1.63	40,680,000	20,970,000	49,860,000
Inferred	1,397,130,000	0.98	0.24	1.13	30,190,000	10,780,000	34,810,000

Notes:

(1)	Mineral resources are not mineral reserves until they have demonstrated economic viability based on a feasibility study or pre-feasibility study. Mineral resources are reported inclusive of mineral reserves.

(2)	This chart includes estimated resources on the Hugo North Extension Deposits located on the Shivee Tolgoi Property, which is owned by Entrée but subject to earn-in rights by Ivanhoe Mines. The estimate includes indicated resources of 117,000,000 tonnes grading 1.8% copper and 0.61 g/t gold and inferred resources of 95,500,000 tonnes grading 1.15% copper and 0.31 g/t gold at a 0.6% cut-off grade on the Hugo North Extension.

(3)	The 0.6% CuEq cut-off has been used to enable comparison with previous disclosures.

(4)	CuEq has been calculated using assumed metal prices ($0.80/lb. for copper and $350/oz for gold); %CuEq. = % Cu + Au (g/t) x (11.25/17.64).

(5)	The contained gold and copper represent estimated contained metal in the ground and have not been adjusted for the metallurgical recoveries of gold and copper.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars except where noted)
Resources for Oyu Tolgoi can be further split into the Southern Oyu open-pit resources, tabulated at a 0.3% copper equivalent cut-off, and the Hugo Dummett underground resources, tabulated at a 0.6% copper equivalent cut-off. The base case CuEq cut-off grade assumptions for each deposit were determined using cut-off grades applicable to mining operations exploiting similar deposits. The updated resource tables are shown below:
Southern Oyu Deposits(1)(2)

					Contained Metals(4)
Resource	Tonnage	Cu	Au	CuEq	Cu	Au	CuEq (3)
Category	(t)	(%)	(g/t)	(%) (3)	(‘000 lb)	(oz)	(‘000 lb)
Measured	126,690,000	0.58	0.93	1.17	1,620,000	3,790,000	3,268,000
Indicated	992,400,000	0.47	0.27	0.64	10,283,000	8,610,000	14,002,000
Measured + Indicated	1,119,100,000	0.48	0.35	0.70	11,843,000	12,590,000	17,270,000
Inferred	266,820,000	0.34	0.23	0.48	2,000,000	1,970,000	2,824,000

Notes:

(1)	Mineral resources are not mineral reserves until they have demonstrated economic viability based on a feasibility study or pre-feasibility study. Mineral resources are reported inclusive of mineral reserves.

(2)	The resources shown above at a 0.3% CuEq cut-off are inclusive of the resources tabulated at the 0.6 CuEq cut-off in the consolidated resource statement.

(3)	CuEq has been calculated using assumed metal prices ($0.80/lb. for copper and $350/oz for gold); %CuEq. = % Cu + Au (g/t) x (11.25/17.64).

(4)	The contained gold and copper represent estimated contained metal in the ground and have not been adjusted for the metallurgical recoveries of gold and copper.
Hugo Dummett Deposit — Mineral Resources at 0.6% copper equivalent cut-off(1)

					Contained Metal(3)
	Tonnage	Cu	Au	CuEq(2)	Cu	Au	CuEq(2)
Deposit	(t)	(%)	(g/t)	(%)	(‘000 lb)	(oz)	(‘000 lb)
Indicated (Hugo North)	703,200,000	1.82	0.39	2.07	28,215,000	8,820,000	32,091,000
Indicated (Hugo North Extension)(4)	117,000,000	1.80	0.61	2.19	4,643,000	2,290,000	5,649,000
Inferred (Hugo North)	722,800,000	0.97	0.30	1.17	15,457,000	6,970,000	18,644,000
Inferred (Hugo North Extension )(4)	95,500,000	1.15	0.31	1.35	2,421,000	950,000	2,842,000
Inferred (Hugo South)	490,330,000	1.05	0.09	1.11	11,350,000	1,420,000	12,000,000

Total

Indicated (Hugo North and Hugo North Extension (4))	820,200,000	1.82	0.42	2.08	32,910,000	11,080,000	37,611,000
Inferred (Hugo North, Hugo South and Hugo North Extension (4))	1,308,630,000	1.02	0.22	1.16	29,430,000	9,260,000	33,470,000

Notes:

(1)	Mineral resources are not mineral reserves until they have demonstrated economic viability based on a feasibility study or pre-feasibility study. Mineral resources are reported inclusive of mineral reserves.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars except where noted)

(2)	CuEq has been calculated using assumed metal prices ($0.80/lb. for copper and $350/oz for gold); %CuEq.= % Cu + Au (g/t) x (11.25/17.64).

(3)	The contained gold and copper represent estimated contained metal in the ground and have not been adjusted for the metallurgical recoveries of gold and copper.

(4)	The Hugo North Extension is located on the Shivee Tolgoi Property, which property is owned by Entrée but subject to earn-in rights in favour of Ivanhoe Mines.
The new GRD Minproc report also restated the previously published Open Pit Reserves for the Southern Oyu Deposits. The reserve tabulation as of March 2007 is shown below:
Southern Oyu Mineral Reserves – March 2007

					CuEq	Recovered	Recovered
		NSR	Copper	Gold	Grade	Copper	Gold
Class	Ore (tonnes)	$/t	(%)	(g/t )	(%)	(‘000 lbs)	(ounces)
Proven	127,000,000	15.91	0.58	0.93	1.18	1,451,000	2,833,000
Probable	803,000,000	7.96	0.48	0.27	0.66	7,431,000	4,768,000
Total	930,000,000	9.05	0.50	0.36	0.73	8,882,000	7,601,000
The key parameters in determining the Mineral Reserves are (i) assumed metal prices of $400/oz gold and $1.00/lb copper; and (ii) block value Net Smelter Return (NSR) cut-off grades of $3.54 per tonne for Southwest Oyu and $3.39 per tonne for Central Oyu. There were no changes in the mineral reserves compared to the previously stated mineral reserves.
Further details are available in the 2006 Annual Information Form on www.sedar.com.
MONGOLIA
Other copper-gold exploration projects
Ivanhoe Mines’ exploration activities during 2006 focused on the Baruun Tal and Undur Naran porphyry targets in the East Gobi region, north of Oyu Tolgoi. Trenching, soil geochemistry and ground magnetic surveys were carried out at both projects. Fieldwork at remote sites ceased in October due to the onset of winter. Work in late 2006 mainly involved analysis of results and preparation of an annual exploration report for each licence to be submitted to the Mongolian Government’s Cadastral Office.
The Undur Naran project is 20 kilometres northeast of the Oyut Ulaan Project. Trenching totalled 3,768 metres (13 trenches) and targeted two areas (the North and the Central zones) of subcropping stockworked syenites that returned anomalous gold and copper rock-chip assays. The most significant intercepts are associated with stockwork quartz-sulphide veins. Further mapping and rock-chip sampling is planned at the Undur Naran project.
The Baruun Tal project is 50 kilometres west of Ivanhoe Mines’ Kharmagtai Project. The numerous prospects at the Baruun Tal project, including the BTT and BTU prospects, are located in an area 12 kilometres by 5 kilometres, much of it under cover. Preliminary trenching totalled 7,625 metres over 32 trenches and was mostly in the areas under cover along strike from anomalous rock-chip samples. Porphyry, epithermal and mesothermal vein targets are defined. At the BTU prospect, an area 20 metres by 100 metres, of sheeted to stockwork quartz-hematite-malachite-chalcopyrite veins hosted in silica-sericite-albite altered monzodiorite, returned 10 metres at 2.4 ppm gold and 0.36% Cu (including 2 metres at 10.60 ppm gold). A trench on the tourmaline breccias at BTT intercepted 22 metres at 0.81% Cu, including narrow gold intercepts. Trench intercepts at BTU included 18 metres at

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars except where noted)
0.51% Cu from granodiorites with hematite-malachite fracture fill. Further reconnaissance is required over this large prospect.
Work at other advanced prospects included the definition of drill sites, based on previous data and infill work, at the Chandman Uul and Southeast prospects (the latter at the Oyut Ulaan prospect). Soil geochemistry surveys were carried out at the Bronze Fox prospect, as well as at the gold-anomalous Target 6429 immediately north of the Tsagaan Suvarga deposit. Stream sediment sampling defined anomalies west of Tsagaan Suvarga and in The Gap area, (the zone between the Bronze Fox and Oyut Ulaan trends, where there are few known mineral occurrences). These stream-sediment anomalies will be followed up in 2007.
New medium-priority targets include Baga Haich, near Tsagaan Tolgoi, where granite-hosted quartz-chalcopyrite veins outcrop over an area of 560 metres by 360 metres. Eleven of the 67 samples assayed 0.24% to 1.78% copper, while 18 returned 104 to 6340 ppm molybdenum.
The Falcon airborne gravity survey was completed in April 2006 by BHP Billiton Exploration (BHPB). After BHPB and Ivanhoe Mines geologists reviewed the data, BHPB carried out gradient-array IP and Vector IP over the numerous targets defined by the survey. First-pass IP targets were followed up with dipole-dipole surveys. Drilling of BHPB’s higher priority targets began in November 2006 at the Ulaan Khud prospect, immediately north of Oyu Tolgoi. Results at this prospect were not significant. BHPB’s dipole-dipole surveys and drilling will continue in 2007. BHPB had spent approximately $6 million by the end of 2006.
The tenement relinquishment program, based on further sterilization reconnaissance, continued throughout 2006. Approximately 2.1 million hectares of the approximately 8.8 million hectares held at the beginning of 2006 were relinquished and an additional 3.7 million hectares are scheduled to be relinquished in 2007.
MONGOLIA
COAL PROJECTS
Ivanhoe Mines’ Coal Division being merged with Asia Gold
In the second quarter of 2006, Ivanhoe Mines announced a plan to transfer the Company’s Mongolian Coal Division to Asia Gold in exchange for approximately 82.6 million shares of Asia Gold. This transaction was approved by the minority shareholders of Asia Gold on August 8, 2006. Closing of the transaction is subject to the fulfillment of certain conditions precedent, including completion of the transfer of certain mineral exploration licences in Mongolia.
Ivanhoe Mines’ Coal Division holds 35 coal exploration licences that cover 1.68 million hectares of land in the South Gobi area of Mongolia. In March 2007, Ivanhoe Mines was notified that 25 of these licences, including two key licences at Nariin Sukhait — which include all the main coal resources — had been transferred by the Mongolian Government’s Cadastral Office. Ivanhoe Mines and Asia Gold expect to close the transaction once the remainder of the coal exploration licences have been approved for transfer — which is expected to occur shortly.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars except where noted)
Mine planning underway at Nariin Sukhait coal deposit
The Nariin Sukhait property is in the southwest corner of the Omnogovi Aimag (province) in southern Mongolia. The deposit is within the Gurvantes Soum (township), 320 kilometres southwest of the provincial capital of Dalanzadgad and 950 kilometres south of the national capital, Ulaanbaatar. Nariin Sukhait is 45 kilometres north of the Mongolia-China border. At present, one north-south, 450-kilometre-long rail line has been built in China up to the China-Mongolia border at Ceke. A second east-west railway line to Ceke has been started and completion is estimated to be in late 2007.
Total coal resources are contained in two separate fields, the South-East Field and the West Field. An updated resource report was prepared in March 2007 by Norwest Corporation (Norwest); the details are summarized as follows:
CLASSIFICATION OF RESOURCES GEOLOGY TYPE: COMPLEX (1)

		Resources at Nariin Sukhait
	ASTM	Measured	Indicated	Inferred
Resource Area	Coal Rank	(million tonnes)	(million tonnes)	(million tonnes)
South-East Field	hvB to hvA	49,752,000	15,987,000	6,502,000
West Field	hvB to hvA	55,144,000	28,698,000	22,601,000
Total		149,580,000		29,103,000

(1)	Mineral resources are not mineral reserves until they have demonstrated economic viability based on a feasibility study or pre-feasibility study.
Criteria Used To Define Assurance of Existence For Coals In Complex Geology Type

	Assurance of Existence Category
Criteria	Measured	Indicated	Inferred
Cross-section spacing (metres)	150	300	600
Minimum number of data points per section	3	3	3
Mean data point spacing (metres)	100	200	400
Maximum data point spacing (metres)	200	400	800
Norwest commenced mine planning in 2006, with an internally prepared preliminary mine plan completed in August 2006. Norwest recommends that a pre-feasibility study be undertaken in order to define the coal reserve and economic viability of the Nariin Sukhait project. An updated mining study and estimate of coal reserves, based in part in the updated resources reported in the Norwest Report will be forthcoming upon completion of that study.
A secondary exploration focus in 2006 was deeper drilling on the Nariin Sukhait deposit. In December 2006, Ivanhoe Mines commissioned Norwest to undertake a study to examine underground mining potential at Nariin Sukhait. The main focus was on 5 Seam which had very thick intersections and exhibited promising coking characteristics at depth. The study focused on identifying potential underground mining methods and their applicability to 5 Seam. Additional drilling and engineering studies will be required to delineate resources that may be amenable to extraction by underground methods.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars except where noted)
Recent other coal exploration in the South Gobi
Recent exploration has been dedicated to a prospect identified approximately 16 kilometres east–southeast of the South–East field of Nariin Sukhait. This coal occurrence initially was called N Field. An additional coal occurrence located approximately 8 kilometres east of N Field has been identified as O Field.
The Coal Division has focused its exploration on the Upper Permian strata exposed in the Nariin Sukhait trend. Extensive trenching has been carried out on both coal occurrences and has been followed up by drilling in 2005 and 2006. Five individual seams have been identified in the N Field and two in the O Field. Coal thicknesses of over 60 metres have been logged in the 2006 program. This project will be included in the 2007 exploration program.
Exploration continuing at Tsagaan Tolgoi coal deposit
The Tsagaan Tolgoi coal project is approximately 105 kilometres west of Oyu Tolgoi. Initial exploration in 2004, including deep-trenching and 46 drill holes, encountered significant coal thicknesses along a strike length of six kilometres. During the fourth quarter of 2006, a 73-hole drilling program was completed at Tsagaan Tolgoi. The geological model will be updated in 2007.
The objective of the drilling program is to delineate sufficient thermal coal resources to support the preparation of a formal study on the development of a long-life, coal-fired power plant. This plant is projected to have the capacity to supply electricity to the Oyu Tolgoi Project and the residents of the sparsely populated southern part of Mongolia. Norwest developed a preliminary mine design and mine plans in 2006. Preliminary engineering was conducted on various power plant options that would use Tsagaan Tolgoi coal.
2007 exploration program to target new coal licences near Tavan Tolgoi coal deposit
In 2006, Ivanhoe Mines indirectly obtained seven coal exploration licences that closely surround the Tavan Tolgoi coal project to the north, east and south. The land area covers over 665,000 hectares and has never been properly explored for coal. A field reconnaissance program on the licences was carried out indirectly by Ivanhoe Mines in 2006. The exploration area has been flown for copper-gold exploration using BHPB Falcon geophysics. Ivanhoe Mines has obtained the aeromagnetic and aerogravity survey data and will be using the results of the upcoming analysis to assist in delineating potential coal targets. A significant exploration program is being planned for this project in 2007.
Other
The remainder of the licences being held by Ivanhoe Mines Coal Division are in various stages of assessment for additional exploration or drilling to determine their viability for coal development.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
AUSTRALIA
Cloncurry IOCG Project expanding exploration
Ivanhoe Mines’ tenements are located in northwestern Queensland, Australia, centred approximately 90 kilometres south of Cloncurry and 150 kilometres southeast of Mount Isa. The tenements cover approximately 2,100 square kilometres of Exploration Permits for Minerals (13 EPMs) and 4,500 hectares of mineral leases (20 MLs). In addition, applications have been lodged with the Queensland Department of Natural Resources, Mines and Water for three new MLs totalling approximately 240 hectares and three new EPMs totalling 101 sub-blocks (320 square kilometres). Ivanhoe Mines has a 100% interest in these properties and has the exclusive right to explore for all precious and base metals within the boundaries of the tenements — with the exception of a joint venture area totalling 115 square kilometres, designated the Osborne Joint Venture, which is under option to Barrick (Osborne) Pty. Ltd. Barrick has a 50% interest in 31 sub-blocks and an 85% interest in five sub-blocks, known as the Mill Feed JV.
Ivanhoe Mines’ recent exploration at the Cloncurry project has discovered a series of related iron oxide copper gold (IOCG) systems, some of which have associated uranium.
At Amethyst Castle, the 2006 RC drilling, followed by a diamond drilling program, confirmed the presence of a large-scale breccia body hosting IOCG mineralization, with gold, copper and associated uranium. Further drilling is planned in 2007 after a gravity survey.
Six diamond holes totalling 2,200 metres were drilled into additional geophysical and geological targets. High-grade, breccia-hosted chalcocite mineralization was intersected in two of the drill holes. These intercepts are IOCG fluidized hematite matrix multi-clastic breccias, with chalcocite present in both the clasts and matrix. Chalcocite, bornite, chalcopyrite with carbonate veins and vein breccias occur in one of the drill holes, while similar assemblages also were noted with silica, albite and hematite alteration in the second drill hole.
At the Swan discovery, 12 diamond holes, totalling 6,083 metres, were drilled during 2006 and further drilling is extending mineralization 300 metres to the north. Copper and gold mineralization is associated with widespread, intense alteration with native copper, chalcocite, magnetite, pyrite and chalcopyrite veinlets. Swan is located within a large, distinctive magnetic anomaly that also underlies the former Mt. Elliot mine and Swell and northern Gossan prospects. This deep-seated feature appears to have a circular form, with a diameter of approximately one kilometre. Preliminary drilling and the widespread alteration at these targets indicate that they are all related to one large mineralized system that remains to be tested at depth. Extensive drilling is being planned to test this concept. Testing for potential oxide and primary copper-gold resources at Swan will be evaluated by pattern drilling, initially at 100-metre drill centres.
In October 2006, drilling moved onto a third prospect, Metal Ridge North, where surface copper geochemical anomalies, combined with magnetic and conductivity features, were the target for a six-hole diamond-drill program and a six-hole RC-drill program. The mineralization occurs along a northerly trend for several kilometres associated with carbonaceous shales and intense magnetite, albite, diopside alteration.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
The historic Kuridala copper mining district, situated in the northern part of Ivanhoe Mines’ tenements, has numerous copper, gold and uranium prospects that were covered in a low-level magnetic/radiometric aerial survey in November 2006. The results from the survey confirmed the existence of uranium targets along structural zones, with associated magnetic anomalies. These targets will be tested by geochemical surveys and drilling during 2007. Several uranium targets previously drill-tested by other companies, including Robert Heg, Elizabeth Anne, Dairy Bore and the Old Fence, are being prepared for a drilling program in the second quarter of 2007.
Ivanhoe Mines’ increased exploration efforts at Cloncurry in 2007 also will include detailed gravity surveys, closely-spaced diamond drilling to define a copper-gold resource at Swan, and an aggressive reconnaissance drilling program to delineate additional mineralization at the highly prospective Amethyst Castle and Metal Ridge targets. Two rigs that have been drilling since January 2007 will be joined by three additional rigs in the second quarter of 2007. A total of 10 new holes had been completed at the Swan, Amethyst Castle and Metal Ridge targets before the end of March 2007.
KAZAKHSTAN
Bakyrchik Gold Project
The mine facilities remained on care–and-maintenance status during 2006. Expenditures for 2006 totalled $4.4 million compared to $3.7 million in 2005.
During the year, Ivanhoe Mines reached an agreement with the Kazakhstan Government to extend the project’s exploration licences for five years, until 2010. The Company also received a similar five-year extension for its investment commitment for the project.
On November 24, 2006, the Kazakhstan Government’s 30% participatory interest was privatized via tender. JSC Altynalmas, of Almaty, Kazakhstan, was the successful bidder.
A work program is being developed to meet the obligations of the Sale and Purchase Agreement and Subsoil Use Contract amendments. This program includes construction of a test rotary kiln, delineation drilling to define the potential open-pit mine and the continuation of the operation’s care–and-maintenance requirements.
Work was started in November 2006 on a data compilation and verification program as part of the development of an updated 3D geological model. Once complete, a program of diamond drilling and surface exploration aimed at delineating the project’s open-pit potential will be prepared and submitted for regulatory approval in Kazakhstan. Ivanhoe Mines plans to re-establish a team of Kazakh geologists at the mine site, which will be assisted by key senior geologists seconded from the exploration team at Oyu Tolgoi.
The Company is continuing to assess financing alternatives.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
ASIA GOLD (45% owned)
The status of the coal transaction between Ivanhoe Mines and Asia Gold is discussed on page 20 in the Mongolian Coal Project section of this MD&A.
Exploration results from the Khongor porphyry copper-gold project in Southern Mongolia confirm a mineralized strike length of two kilometres. About half of this strike length (Khongor North) is within the West Falcon Gobi Property, a joint venture property with BHP Billiton (BHPB). The balance is on the Tsakhir licence, referred to as Khongor South, which is optioned by Asia Gold from Solomon Resources Limited (Solomon) and Gallant Minerals Ltd (Gallant).
In August 2006, further work was completed to improve the resolution of the IP survey conducted in April 2006. The Phase 2 drilling program, which was completed in early July 2006, intersected high-grade mineralization and further mapping, sampling and ground magnetic surveys have defined four new drill targets. Two new zones of strong quartz stock work also were discovered in August 2006.
On March 6, 2007, Solomon issued a notice of termination of the Gallant-Solomon agreements. Pursuant to these agreements, Asia Gold held a 30-day option, beginning on March 6, 2007, to an assignment of the Gallant-Solomon agreements to Asia Gold. On March 12, 2007, Asia Gold signed a Memorandum of Agreement with Gallant to earn an 80% interest in the Tsakhir license.
Pursuant to an Option Agreement with BHPB dated June 30, 2005, BHPB can earn a 50% interest in the West Falcon Gobi Property by spending $3.5 million on exploration prior to December 31, 2007, and an additional 20% interest by funding a feasibility study up to a maximum value of $45 million.
BHPB conducted a Falcon airborne gravity gradiometer survey over the joint venture property in May 2006. Potential coal-bearing basins and prospective areas for porphyry copper systems were identified. Further IP surveys commenced in March 2007.
After the Falcon survey, a multi-purpose drill rig was mobilized. Drilling commenced at the end of July 2006 and was completed in October 2006. A total of 34 holes were drilled, mostly consisting of percussion with diamond tails. Coal was intersected in the southeastern part of the region. The results are being reviewed.
In Indonesia, Asia Gold signed a definitive Joint Venture Agreement and Cooperation Agreement with Harita Mineral, effective September 7, 2006. Asia Gold has earned an 85% interest in the Kaputusan prospect by spending $300,000 on exploration during the first year of the joint venture.
Camp construction, line cutting and logistical preparation have been conducted on the Kaputusan porphyry copper-gold project. A first-stage exploration program, comprising geological mapping, an IP geophysical survey and trenching, began in March 2006. Detailed geological mapping by Asia Gold has confirmed the presence of porphyry copper-gold mineralization. A follow-up trenching program consisting of 2,958 metres in 15 trenches was completed in November 2006. The trenches expanded the initial program in the North and South zones and resulted in the discovery of the new West Zone of porphyry-style copper-gold mineralization. A 3,000-metre diamond-drill program began in February 2007.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Asia Gold completed a nine-hole diamond drilling program totalling 1,441 metres on its Bulgarian joint venture earn-in properties during 2006. Under its joint venture agreement with Hereward Ventures Bulgaria AD, Asia Gold was eligible to earn up to an 80% interest in certain licences by completing two $2 million exploration programs. During September 2006, Asia Gold completed the first stage and earned a 51% participating interest in the joint venture. During February 2007, Asia Gold decided to terminate its mineral exploration activities in Bulgaria and withdrew from the joint venture effective March 2, 2007.
CHINA
Inner Mongolia exploration
Ivanhoe Mines continued exploration efforts on various prospects in Inner Mongolia during 2006.
A total of 2,995 metres of diamond drilling (22 holes) were completed and 16.9 infill line kilometres (683 soil samples) were taken from the primary Anomaly Five target area. Holes were targeted on zones with anomalous surface and soil gold-silver geochemistry and all zones were adequately tested by the completed program. Gold and gold-silver mineralized vein zones were intercepted in several holes; however, the narrow (15 centimetres to 70 centimetres), erratic nature of mineralization and lack of gold-silver grade continuity within veins and lodes has downgraded the property.
Two potential gold-silver-copper targets were identified through the reconnaissance exploration program. Follow-up exploration, consisting of detailed geological-structural mapping, systematic rock-chip sampling, trenching and ground geophysics will be completed over both prospects in early 2007, with an aim of defining drill targets for testing in the later part of 2007.
Jinshan (46% owned)
Jinshan Gold Mines Inc. (Jinshan) announced the results of its final feasibility study for the CSH (217) Gold project, in China’s Inner Mongolia Autonomous Region, in April 2006. The study increased the measured and indicated resources by approximately 700,000 ounces of gold, using a 0.5 grams per tonne (g/t) gold cut-off. The new resource estimate reported by Jinshan, based on a 0.5 g/t gold cut-off, is 42 million tonnes of measured resources and 68 million tonnes of indicated resources grading 0.85 g/t gold and 0.81 g/t gold. A copy of the 43-101F1 technical report filed by Jinshan in June 2006 is available on www.sedar.com.
In September 2006, the Ministry of Land and Resources in Beijing granted Jinshan’s mining permit to commence commercial mining activities at the CSH (217) Gold project. Jinshan’s application for project registration was approved by the provincial government of the Inner Mongolia Autonomous Region in July 2006.
In October 2006, Jinshan signed a 10-year mining contract with China National Railway Corporation, a major Chinese mining contractor. The contractor commenced haul-road construction and open pit preparations in January 2007, and in March began placing ore on the heap-leach pad. A 500-person camp is housing contract miners and most of Jinshan’s start-up work force. The process plant is expected to begin operations in the second quarter and Jinshan expects to be capable of commencing commercial gold production in June or July of 2007.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
B. MYANMAR ASSETS HELD FOR SALE
Trust Arrangements
As part of the Rio Tinto strategic partnership that was announced in October 2006, Ivanhoe Mines agreed to divest all of its business interests and assets in Myanmar, including its indirect interest in the Monywa Copper Project (Monywa). The Myanmar assets have been transferred to an independent third-party trust (the Trust), pending their sale. The sole purpose of the Trust is to sell the assets to one or more arm’s-length third parties. Ivanhoe Mines’ only interest in the Trust is as an unsecured creditor under a promissory note — issued by the Trust on the transfer of the Myanmar assets — that is to be repaid once the assets are sold.
In consideration for the Myanmar Assets, a company wholly-owned by the Trust (Trust Holdco) issued a promissory note to a subsidiary of the Company. The principal amount of the promissory note is equal to the cash proceeds to be realized upon the future sale of the Myanmar Assets, plus 50% of any cash generated by Monywa that is available for distribution to the project participants but remains undistributed at the time of any such sale, less certain contractually specified deductions, including any fees and expenses incurred in carrying out the sale. Ivanhoe Mines retains no ownership interest in the Myanmar Assets, directly or indirectly, except as a creditor of Trust Holdco pursuant to the promissory note.
Trust Holdco’s mandate is to engage one or more qualified third parties (a Sale Service Provider) that will be responsible for identifying potential third-party purchasers, soliciting expressions of interest from such potential purchasers, negotiating sale terms and facilitating the sale of the Myanmar Assets on behalf of Trust Holdco. A Sale Service Provider that successfully facilitates the sale of the Myanmar Assets to a purchaser will be entitled to a fee equal to a percentage of the proceeds realized by Trust Holdco on the sale of the Myanmar Assets.
Following the sale of the Myanmar Assets, Trust Holdco will use the proceeds to pay the Sale Service Provider’s fee and any other expenses or liabilities incurred in carrying out the sale. Trust Holdco then will use the remaining proceeds of the sale, less contractually specified deductions, to repay the promissory note held by the Company’s subsidiary. Upon having retired the promissory note, the Trust will wind up Trust Holdco and distribute the remaining assets of the Trust, which are expected to consist solely of cash, to the designated beneficiaries of the Trust, whereupon the Trust will terminate.
Monywa has been classified as “investment held for sale” for financial statement purposes and will continue to be accounted for as such until Monywa is sold by the trustee.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Monywa Copper Project 2006 Operating Results

		Years ended December 31,
		Total Operation			Company’s 50% Net Share
				% Increase			% Increase
		2006	2005	(Decrease)	2006	2005	(Decrease)

Total tonnes moved (1)	Tonnes (000’s)	14,050	13,527	4%
Tonnes of ore to heap	Tonnes (000’s)	7,704	9,544	-19%
Ore grade	CuCN%	0.36%	0.49%	-27%
Strip ratio	Waste/Ore	1.25	0.45	178%
Cathode production	Tonnes	19,544	34,478	-43%	9,772	17,239	-43%
Tonnes sold	Tonnes	19,202	34,969	-45%	9,601	17,485	-45%
Average sales price received	US$/pound				$3.29	$1.83	80%
Sales	US$(000)				$58,731	$54,584	8%
Cost of operations	US$(000)				$15,927	$17,768	-10%
Operating profit	US$(000)				$37,278	$30,186	23%
Unit cost of operations	US$/pound				$0.75	$0.46	63%

(1)	Includes ore and waste material
Copper prices on the London Metal Exchange (LME) averaged $3.05 per pound in 2006, compared to $1.67 per pound in 2005, representing an increase of 83%. In 2006 and 2005, all exports of copper were settled using the average LME copper price for the second month following the month of shipment. Monywa sold 19,202 tonnes of copper cathode in 2006, a 45% decrease from 2005. Monywa was able to realize a higher copper price than the average LME due to the timing of its copper sales.
During 2006, mine operations continued to be affected by a shortage of trucking capacity caused by delays in obtaining the necessary import permits for the mining equipment that had been previously ordered in 2005. The permits were received in the third quarter and the equipment was commissioned in September 2006. Total tonnage moved in 2006 increased by 4% compared to 2005. Total cathode production in 2006 decreased by 43% due to a 19% decrease in tonnages placed on the heaps and a 27% decrease in copper grades.
During 2006, the unit operating cash costs increased by approximately 63% compared to 2005. The net increase in operating cash costs was mainly attributed to increases in fuel and power less decreases in chemicals used in the leaching process.
At the end of 2006, Monywa had $114.9 million in cash (net $57.5 million to Ivanhoe Mines). Subsequent to year end, dividends of $30.0 million (net $15.0 million to Ivanhoe Mines) were paid by Monywa. Monywa also paid accrued amounts relating to income and commercial taxes for the year ended March 31, 2006. As at February 28, 2007, Monywa’s cash balance was approximately $50.1 million (net $25.1 million to the Trust).

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
C. DISCONTINUED OPERATIONS
Gain on sale from discontinued operations consisted of the following amounts:

	Years ended December 31,
($ in 000’s)	2006	2005

Book gain on sale of Savage River	$—	$10,267
Net income for two months ended February 2005		5,406
Contingent annual payment:
Period January to March	7,931	—
Period April to December (accrued)	11,691	20,243

	$19,622	$35,916

In February 2005, the Company sold its Savage River mining operations (Savage River) in Tasmania, Australia, for two initial payments totalling $21.5 million ($15.0 million received in 2005 and $6.5 million received in January 2006), plus a series of five contingent, annual payments that commenced on March 31, 2006.
On March 31, 2006, Ivanhoe Mines received its first contingent annual payment of $28.0 million, with an additional $0.2 million adjustment received in April 2006. This $28.2 million payment included $7.9 million in contingent income recognized in the first quarter of 2006.
To date, Ivanhoe Mines has received $49.7 million in proceeds from the sale of Savage River.
At December 31, 2006, Ivanhoe Mines had accrued an $11.7 million receivable in relation to the second contingent annual payment due in March 2007. This amount is calculated based upon the actual tonnes of iron ore sold during the nine-month period ended December 31, 2006, and the escalating price formula.
In June 2006, the mine’s concentrator was damaged by a fire. As a result, pellet production for the 12-month period ending March 31, 2007, is estimated by the management of Savage River to total 1.7 million tonnes — down from a previous estimate of 2.2 million tonnes. Also, based on the 3% reduction in pellet prices negotiated in Q2’06, the Company is expecting to receive approximately $19.5 million in total pellet premium at the end of March 2007, representing approximately a 31% reduction from the $28.2 million received for the year ended March 2006.
D. ADMINISTRATIVE AND OTHER
General and administrative. The $10.5 million increase in general and administrative expenditures in 2006 primarily was due to a $5.6 million increase in non-cash, stock-based compensation charges charged to corporate, a $2.8 million increase in salaries and overhead and a $1.8 million increase in consulting expenses primarily due to contract accounting and auditing services for Sarbanes-Oxley work.
Interest Income. The $4.8 million increase in interest income is due to higher average cash balances in 2006, coupled with higher interest rates in 2006 compared to 2005.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Foreign exchange gains. The Company has benefited from the strengthening of the Canadian dollar ($Cdn) in 2005 and 2006 as it maintained a portion of its cash balances in Canadian dollars.
Share of loss on significantly influenced investee. The $1.6 million share of loss on significant influenced investee represents the Company’s share of Jinshan’s net loss for the period September to December 2006, prior to this, Ivanhoe Mines’ investment in Jinshan was consolidated.
SELECTED QUARTERLY DATA
($ in millions of U.S. dollars, except per share information)

	QUARTER ENDED				Year Ended
	Mar-31	Jun-30	Sep-30	Dec-31	Dec-31

2006
Exploration expenses	($31.6)	($43.7)	($67.3)	($70.4)	($213.0)
General and administrative	(6.4)	(6.0)	(6.9)	(8.9)	(28.2)
Share of income from investment held for sale	4.5	(2.4)	9.0	7.4	18.5
Foreign exchange gains (losses)	(0.2)	4.7	(0.4)	(3.7)	0.4
Net (loss) from continuing operations	(31.1)	(45.7)	(68.0)	(73.5)	(218.3)
Net income from discontinued operations	7.9	5.4	1.5	4.8	19.6
Net (loss)	(23.2)	(40.3)	(66.5)	(68.7)	(198.7)
Net (loss) income per share
Continuing operations	($0.10)	($0.14)	($0.20)	($0.21)	($0.65)
Discontinued operations	$0.03	$0.02	$0.00	$0.01	$0.06
Total	($0.07)	($0.12)	($0.20)	($0.20)	($0.59)

2005
Exploration expenses	($25.6)	($35.5)	($30.5)	($41.7)	($133.3)
General and administrative	(3.6)	(4.2)	(5.7)	(4.2)	(17.7)
Share of income from investment held for sale	7.7	7.8	8.0	(0.5)	23.0
Foreign exchange gains (losses)	(0.6)	1.7	7.1	(0.4)	7.8
Net (loss) from continuing operations	(24.2)	(31.1)	(20.6)	(49.8)	(125.7)
Net income from discontinued operations	15.7	5.9	6.4	7.9	35.9
Net (loss)	(8.5)	(25.2)	(14.3)	(41.8)	(89.8)
Net (loss) income per share
Continuing operations	($0.08)	($0.10)	($0.07)	($0.16)	($0.41)
Discontinued operations	$0.05	$0.02	$0.02	$0.03	$0.12
Total	($0.03)	($0.08)	($0.05)	($0.13)	($0.29)

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
FOURTH QUARTER
Exploration. In Q4’06, Ivanhoe Mines expensed $70.4 million in exploration and development activities, compared to $41.7 million in Q4’05. The majority of the $70.4 million was spent on Ivanhoe Mines’ Mongolian properties ($65.6 million in 2006, compared to $37.6 million in 2005). Approximately $56.0 million was spent on the Oyu Tolgoi Project, $1.8 million on coal exploration and the remainder was spent on various exploration activities, including the Undur Naran and Baruun Tal projects, regional reconnaissance, licence holding fees and general in-country administrative charges.
Administrative costs. Administrative costs in Q4’06 were $4.7 million higher than Q4’05. This was mainly due to a $0.8 million increase in non-cash, stock-based compensation charges, a $2.3 million increase in salaries and overhead and a $0.8 million increase in consulting expenses primarily due to contract accounting and auditing services for Sarbanes-Oxley work.
Income from investment held for sale. In Q4’06, net income from the S&K Mine totalled $7.4 million, compared to a loss of $0.5 million in Q4’05. This increase was mainly due to Q4’05, including $11.2 million in commercial tax expense that previously had not been accrued.
Net income from discontinued operations. Income from the Savage River mine operations totalled $4.8 million in Q4’06, compared to $7.9 million in Q4’05. The decrease from 2005 was due to 186,000 tonnes less sold in Q4’06 versus Q4’05 and the reduction in pellet premium being achieved in 2006.
Foreign exchange loss. The Rio Tinto financing in October 2006 was completed in U.S. dollars; however, the Company still maintained some Canadian dollar resources in Q4’06 from its April 2006 placement. The foreign exchange loss during the quarter was mainly attributable to the weakening of the Canadian dollar against the U.S. dollar.
LIQUIDITY AND CAPITAL RESOURCES
Cash Flow
Operating activities. The $210.7 million of cash used in operating activities from continuing operations in 2006 primarily was the result of $213.0 million in exploration expenditures.
Investing activities. In 2006, $1.0 million of cash was provided by investing activities, mainly consisting of $34.3 million in property, plant and equipment acquisitions and construction for the Mongolia, Jinshan and Bakyrchik projects, less $34.7 million in proceeds received from the sale of the Savage River operation.
Financing activities. Financing activities of $473.6 million in 2006 largely consisted of the two 2006 private placements. In April 2006, the Company issued 18.4 million shares for net proceeds of $159.0 million and in October 2006 the Company issued to Rio Tinto 37.1 million shares for net proceeds of $296.8 million.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Liquidity and Capital Resources
At December 31, 2006, consolidated working capital was $364.7 million, including cash of $363.6 million, compared with working capital of $127.6 million and cash of $101.7 million at the end of 2005.
The bulk of the Company’s expenditures is of a discretionary nature and as such can be deferred based on the status of the Company’s cash resources. The Company’s cash resources are considered sufficient to maintain the Company’s minimum level of activities for the next 12 months.
Based on the Company’s financial position at December 31, 2006, the Company believes that existing funds should be sufficient to fund its minimum obligations, including planned Australian and Bakyrchik obligations and general corporate activities, for at least the next 12 months. Should the Company be unable to negotiate an Investment Agreement that is acceptable to Rio Tinto, with the result that Rio Tinto elects not to proceed with the second tranche private placement, Ivanhoe Mines may delay, postpone or curtail certain of its planned activities for 2007 and thereafter. The Company will continue to assess the need for project financing relating to the development of power and other infrastructure-related activities in association with the Oyu Tolgoi Project. See “Outlook” for further details.
Financial Instruments
The Company’s financial instruments consist of cash, accounts receivable, other current assets, long-term investments, accounts payable and accrued liabilities and loans payable to related parties.
The fair value of Ivanhoe Mines’ long-term investments was determined by reference to published market quotations, which may not be reflective of future values.
The fair value of Ivanhoe Mines’ loan payable to related parties was estimated by discounting future payments to their present value.
The fair value of Ivanhoe Mines’ remaining financial instruments was estimated to approximate their carrying value, due primarily to the immediate or short-term maturity of these financial instruments.
Ivanhoe Mines is exposed to credit risk with respect to its accounts receivable. The significant concentrations of credit risk are situated in Mongolia and Australia. Ivanhoe Mines does not mitigate the balance of this risk in light of the credit worthiness of its major debtors.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
SHARE CAPITAL
At March 30, 2007, the Company had a total of:
o	373.9 million common shares outstanding.

o	13.4 million incentive stock options outstanding, with a weighted average exercise price per share of Cdn$9.20. Each option is exercisable to purchase a common share of the Company at prices ranging from Cdn$2.31 to Cdn$13.29 per share.

o	92.1 million share purchase warrants outstanding granted to Rio Tinto. The exercise term of these warrants is determined with reference to the earlier of the following dates (the Warrant Determination Date):
(a)	the date upon which Ivanhoe Mines enters into an Investment Agreement with the Government of Mongolia that is mutually acceptable to Ivanhoe Mines and Rio Tinto; or

(b)	October 27, 2009.
•	Series A Warrants: The Series A Warrants are non-transferable and entitle Rio Tinto to purchase up to 46,026,522 Common Shares at a price of:
(a)	US$8.38 per share for proceeds of up to US$385,702,254 during the period commencing November 30, 2006 and ending 180 days following the Warrant Determination Date; and

(b)	US$8.54 per share for proceeds of up to US$393,066,498 during the period commencing 181 days after the Warrant Determination Date and ending 365 days after the Warrant Determination Date.
•	Series B Warrants: The Series B Warrants are non-transferable and entitle Rio Tinto to purchase up to 46,026,522 Common Shares at a price of:
(a)	US$8.38 per share for proceeds of up to US$385,702,254 during the period commencing November 30, 2006 and ending 180 days following the Warrant Determination Date;

(b)	US$8.54 per share for proceeds of up to US$393,066,498 during the period commencing 181 days after the Warrant Determination Date and ending 365 days after the Warrant Determination Date;

(c)	US$8.88 per share for proceeds of up to US$408,715,515 during the period commencing 366 days after the Warrant Determination Date and ending 545 days after the Warrant Determination Date; and

(d)	US$9.02 per share for proceeds of up to US$415,159,228 during the period commencing 546 days after the Warrant Determination Date and ending 725 days after the Warrant Determination Date.
o	Under the terms of the Rio Tinto Agreement, Rio Tinto will take up the second tranche of the private placement following the date upon which Ivanhoe Mines enters into an Investment Agreement with the Government of Mongolia that is mutually acceptable to Ivanhoe Mines

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
and Rio Tinto. Rio Tinto has the option to exercise the second tranche earlier. This second tranche will consist of 46.3 million shares at a price of US$8.38 per share, for total proceeds of US$388 million. Ivanhoe Mines has recorded an amount of $23.1 million in shareholders’ equity, attributable to the fair value of the Rio Tinto share purchase warrants and second tranche share issuance commitment.
OUTLOOK
Development of the Oyu Tolgoi Project. Since its inception in 1994, mineral exploration has been the Company’s principal business focus. During 2006, the Company devoted its management and financial resources to furthering the exploration and development of the Oyu Tolgoi Project while at the same time continuing to explore for minerals in other parts of Mongolia, Eastern Asia and Australia. The Company also is assessing the development potential, extent, and value of the strategically located coal resources discovered on Ivanhoe Mines’ exploration concessions in Southern Mongolia.
Strategic Partnership with Rio Tinto plc. On October 27, 2006, Rio Tinto purchased approximately 37.1 million shares of the Company at a price of $8.18. This investment gave Rio Tinto 9.95% of the Company’s issued share capital as enlarged by the placement, for a total initial investment of $303 million.
The strategic partnership with Rio Tinto is expected to provide sufficient funds for the Company to build Oyu Tolgoi at the current planned production levels. The Company has agreed to use a minimum of 90% of the proceeds of Rio Tinto’s investment for the development of Oyu Tolgoi.
The Company cannot predict how soon the ongoing negotiations for an Investment Agreement (previously called a Stability Agreement) can be finalized. Accordingly, there can be no assurance that an Investment Agreement containing all of the terms sought by Ivanhoe Mines and/or Rio Tinto can be obtained in the foreseeable future, or at all. In addition, there can be no assurance that the Company will be able to close future financings, including private placement and warrant transactions with Rio Tinto, obtain project financing or otherwise raise capital before its existing cash resources are expended. See “Risks and Uncertainties”.
Investment Agreement with the Government of Mongolia. Ivanhoe Mines will continue its efforts to successfully complete its negotiations with the Government of Mongolia for an Investment Agreement. Finalization of the Investment Agreement has taken much longer than expected to complete. There have been numerous reasons for the hampered progress, including three changes in government since the most recent election in the summer of 2005. Nevertheless, Ivanhoe Mines believes the most significant reason for delay has been political considerations relating to an internal debate by Mongolian stakeholders about the scope of obligations and entitlements of mining companies, the government and other interested parties in the mining industry. Amendments to the Minerals Law and related laws implemented in the spring of 2006 expanded the scope of obligations and entitlements of relevant stakeholders in the mining process, and Ivanhoe Mines believes that these amendments represent the current government’s effort to achieve political cooperation.
In March 2006, a delegation of Ivanhoe Mines’ senior management met with leaders and senior officials of the Government of Mongolia and presented a series of investment-related initiatives aimed

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
at facilitating the completion of the Investment Agreement. The meetings coincided with a series of encouraging statements from Mongolia’s political leadership reaffirming a commitment to the early conclusion of an Investment Agreement with Ivanhoe Mines and to maintaining a positive environment for foreign direct investment.
In May 2006, an excess profits tax was passed by the Mongolian Parliament. This was followed by a series of revisions to the Tax Law and, on July 8, 2006, by a sweeping revision of the Minerals Law. The final Mongolian text of these legislative enactments was released in August 2006 and on October 30, 2006, the official English translation of the Minerals Law was released.
The Company has devoted considerable time and attention to assessing the impacts of the excess profits tax and the revisions to both the Minerals Law and the Tax Law. The Company has reviewed available translations of the revised Minerals Law and Tax Law to assess the effect that the changes would or could have on Ivanhoe Mines’ plan to develop the Oyu Tolgoi Project. Based on this review, the Company has determined that the underlying value of the Oyu Tolgoi Project, as reflected in the 2005 IDP, had not been materially affected.
Following passage of the revisions to the Minerals Law and the Tax Law, the Company and the Government of Mongolia resumed negotiations on a formal, long-term Investment Agreement. In August 2006, the Mongolian Government announced that its Cabinet had instructed the Minister of Finance, the Minister of Industry and Trade and the Minister of Nature and Environment to form a new Working Group to conclude the negotiations with Ivanhoe Mines on the Investment Agreement. Also in August, the Government of Mongolia established a Working Group of representatives from the ministries of Finance, Industry and Trade, Justice and Home Affairs and Nature and Environment to work with Ivanhoe Mines on a formal Investment Agreement. To date, representatives of the Company and Rio Tinto have met on several occasions with the Working Group to discuss the Oyu Tolgoi Project, the Company’s plans, the resolution of remaining issues necessary for the satisfactory conclusion of the Investment Agreement — particularly in light of the amendments to the Minerals Law and the Tax Law — and the process to be followed to achieve a prompt resolution of the Investment Agreement.
Once a draft Investment Agreement has been prepared by the Working Group, it will be submitted to the Mongolian Government’s Cabinet for approval. Thereafter, if the Investment Agreement is approved by the Cabinet, as prepared, it will be submitted to Parliament for approval. Parliament does not reconvene until April 5, 2007.
Amendments to Minerals Law and Tax Law. Significant amendments to the Minerals Law and Tax Law include, but are not limited to, the following:
Strategic Deposit. The Government of Mongolia has the option to acquire interests in mineral deposits deemed to be “strategic”. The law defines a strategic deposit as one with potential to have an impact on Mongolia’s national security, economic and social development, with minerals that are in strong international demand; or a deposit capable of annual mineral production that exceeds 5% of Mongolia’s gross domestic product. The Government will have a qualified right to acquire an interest of 1) up to 34% in strategic deposits discovered through privately financed exploration; and 2) up to 50% in deposits that were discovered through the use of state funds during the former Soviet era. The Oyu Tolgoi discoveries on the Company’s licences, and on the adjoining Entrée Gold joint venture

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
property, were financed entirely by private capital. The Company’s coal discoveries in the Nariin Sukhait region, and at Tsagaan Tolgoi, west of the Oyu Tolgoi Project, also have been funded solely by private capital.
The Minerals Law states that any acquisition of a state interest in a mining project will be subject to negotiation with the licence holder as part of the Investment Agreement process. Although specific provisions of the revised Minerals Law need to be evaluated, addressed and interpreted, the extent of state participation will be determined in part on a project-by-project basis by the proportion of the project capital that the state is prepared to invest. For the last several years, the Company has stated that it was prepared to consult closely with Mongolian Government leaders to assess all strategic alternatives available for the development of the Oyu Tolgoi Project, including the possibility of accepting one or more minority investments from official, government-owned entities whose involvement could be profoundly beneficial to the project’s long-term success.
It is anticipated that the Government of Mongolia will initiate a process to develop regulations that address and provide greater meaning to the amended Minerals Law.
Increased royalty. The Government’s royalty on all metals increased from 2.5% to 5.0% and is based on gross sales.
Lower tax rates. The 30% income tax rate on personal and corporate income was reduced to 10% and 25% respectively. The value-added tax was reduced from 15% to 10%.
Amendments to licence maturity. The term of an exploration licence was increased from seven to nine years. The maximum term for a mining licence, including possible extensions, was reduced from 100 years to 70 years. At this time, it is not clear if those amendments will or should apply retroactively to existing licences.
Employment requirements. A licence holder is obligated to employ no more than 10% foreign citizens and faces a monthly surcharge of 10 times the minimum monthly salary for each foreign citizen employee above the 10% limit.
Listing requirements. Entities holding a mining licence for a deposit classified as a deposit of strategic importance now are required to list at least 10% of their shares on the Mongolian Stock Exchange. It is uncertain, at present, how this requirement will be implemented in practice and what steps may need to be taken to accomplish such listing.
Amendments to the maximum duration of Investment Agreements. The maximum duration of Investment Agreements has been set as follows:
•	Investment between $50-$100 million — 10-year term

•	Investment between $100-$300 million — 15-year term

•	Investment greater than $300 million — 30-year term.
The Oyu Tolgoi Project qualifies for an Investment Agreement with a 30-year term.
Other income tax amendments. Amendments to the Tax Law also include the introduction of a 10% investment tax credit, the introduction of a two-year loss-carry-forward provision and improved

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
depreciation allowances. These amendments are expected to compensate for the elimination of the tax holidays that previously applied only to foreign-owned companies, although at present mining is not considered by the Government of Mongolia to qualify for the investment tax credit.
Excess Profit Tax. In May 2006, an excess profit tax was approved by the Mongolian Parliament. The tax, at a rate of 68%, will apply to sales revenue, net of all selling and treatment charges, which exceeds certain threshold levels for copper and gold. Based on the Company’s initial assessment, the effective price at which the tax will apply to Oyu Tolgoi copper is currently estimated to be $1.45 per pound, since the legislated base price of $1.18 per pound, along with the cost of external smelting and realization costs, can be deducted from sales proceeds.
The Government also has confirmed that the new excess profits tax would not be applied to copper smelted in Mongolia and would not apply to the gold contained in copper concentrate. The Oyu Tolgoi Project will be a producer of copper concentrate and gold produced at Oyu Tolgoi will be contained in copper concentrate.
In meetings with leaders and senior officials of the Government, the Company reaffirmed its willingness to work with the Government to have or arrange downstream smelting capacity built in Mongolia. The 2005 IDP financial results were based on metal prices that are below the metal-price thresholds set by this new tax on revenue. As a result, the management of the Company believes that the new tax on excess profits should not compromise the basis for the development of the Oyu Tolgoi Project.
OFF-BALANCE-SHEET ARRANGEMENTS
During the year ended December 31, 2006, Ivanhoe Mines was not a party to any off-balance-sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations, financial condition, revenues or expenses, liquidity, capital expenditures or capital resources of the Company.
CONTRACTUAL OBLIGATIONS
($000’s of U.S. dollars)

	Payments Due by Period
	Less than 1
	year	1 - 3 years	4 - 5 years	After 5 years	Total

Operating leases (1)	$1,290	$884	$9	$—	$2,183
Purchase obligations (1)	116,794	90	—	—	116,884
Other long-term obligations (2)	315	2,194	—	17,333	19,842

Total	$118,399	$3,168	$9	$17,333	$138,909

(1)	These amounts mainly represent various long-term contracts that include commitments for future operating payments under contracts for drilling, engineering, equipment purchases, rentals and other arrangements.

(2)	Other long-term obligations mainly consist of asset retirement obligations.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
CHANGES IN ACCOUNTING POLICIES
On January 1, 2006, the Company adopted the provisions of SFAS No. 123(R), “Share-Based Payment”, on a modified prospective basis. Prior to January 1, 2006, the Company recorded compensation costs using the fair value based method in accordance with SFAS No. 123, “Accounting for Stock-Based Compensation”. The adoption of SFAS No. 123(R) did not have an impact on the Company’s consolidated financial position and results of operations. The fair value of stock options at the date of grant is amortized to operations, with an offsetting credit to additional paid-in capital, on a straight-line basis over the vesting period. If and when the stock options are ultimately exercised, the applicable amounts of additional paid-in capital are transferred to share capital.
CRITICAL ACCOUNTING ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires the Company to establish accounting policies and to make estimates that affect both the amount and timing of the recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain.
A detailed summary of all of the Company’s significant accounting policies and the estimates derived therefrom is included in Note 2 to the annual Consolidated Financial Statements for the year ended December 31, 2006. While all of the significant accounting policies are important to the Company’s consolidated financial statements, the following accounting policies and the estimates derived therefrom have been identified as being critical:
➢	Carrying Values of Property, Plant and Equipment;

➢	Depletion and Depreciation of Property, Plant and Equipment;

➢	Asset Retirement Obligations; and

➢	Income Taxes.
Carrying values of Property, Plant and Equipment
Ivanhoe Mines reviews the carrying values of its property, plant and equipment whenever events or changes in circumstances indicate that their carrying values may not be recoverable. An impairment is considered to exist if total estimated future cash flows, or probability-weighted cash flows on an undiscounted basis, are less than the carrying value of the assets. An impairment loss is measured and recorded based on discounted estimated future cash flows associated with values beyond proven and probable reserves and resources. In estimating future cash flows, assets are grouped at the lowest level for which there is identifiable future cash flows that are largely independent of cash flows from other asset groups. Generally, in estimating future cash flows, all assets are grouped at a particular mine for which there is identifiable cash flows.
The estimates used by management are subject to various risks and uncertainties. It is reasonably possible that changes in estimates could occur which may affect the expected recoverability of the Company’s investments in property, plant and equipment.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Depletion and Depreciation of Property, Plant and Equipment
Property, plant and equipment comprise one of the largest components of Ivanhoe Mines’ assets and, as such, the amortization of these assets has a significant effect on the Company’s financial statements.
On the commencement of commercial production, depletion of each mining property is provided on the unit-of-production basis using estimated proven and probable reserves as the depletion basis. The mining plant and equipment and other capital assets are depreciated, following the commencement of commercial production, over their expected economic lives using either the unit-of-production method or the straight-line method.
Capital projects in progress are not depreciated until the capital asset has been put into operation.
The proven and probable reserves are determined based on a professional evaluation using accepted international standards for the assessment of mineral reserves. The assessment involves the study of geological, geophysical and economic data and the reliance on a number of assumptions. The estimates of the reserves may change, based on additional knowledge gained subsequent to the initial assessment. This may include additional data available from continuing exploration, results from the reconciliation of actual mining production data against the original reserve estimates, or the impact of economic factors such as changes in the price of commodities or the cost of components of production. A change in the original estimate of reserves would result in a change in the rate of depletion and depreciation of the related mining assets, or could result in impairment, resulting in a write-down of the assets.
Asset Retirement Obligations
The Company has obligations for site restoration and decommissioning related to its mining properties. The Company, using mine closure plans or other similar studies that outline the requirements planned to be carried out, estimates the future obligations for mine closure activities. Because the obligations are dependent on the laws and regulations of the countries in which the mines operate, the requirements could change — resulting from amendments in those laws and regulations relating to environmental protection and other legislation affecting resource companies.
Ivanhoe Mines recognizes liabilities for statutory, contractual or legal obligations associated with the retirement of property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a liability for an asset retirement obligation is recognized at its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding asset retirement cost is added to the carrying amount of that asset and the cost is amortized as an expense over the economic life of the related asset. Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the amount or timing of the underlying cash flows needed to settle the obligation.
Because the estimate of obligations is based on future expectations in the determination of closure provisions, management makes a number of assumptions and judgments. The closure provisions are more uncertain the further into the future the mine closure activities are to be carried out. Actual costs

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
incurred in future periods in relation to the remediation of Company’s existing assets could differ materially from the $19.8 million undiscounted future value of Ivanhoe Mines’ estimated asset retirement obligations at December 31, 2006.
Income Taxes
The Company must make significant estimates in respect of the provision for income taxes and the composition of its deferred income tax assets and deferred income tax liabilities. Ivanhoe Mines’ operations are, in part, subject to foreign tax laws where interpretations, regulations and legislation are complex and continually changing. As a result, there are usually some tax matters in question which may, on resolution in the future, result in adjustments to the amount of deferred income tax assets and deferred income tax liabilities, and those adjustments may be material to the Ivanhoe Mines’ financial position and results of operations.
The Company computes the provision for deferred income taxes under the liability method. Deferred taxes arise from the recognition of the tax consequences of temporary differences by applying statutory tax rates applicable to future years to differences between the financial statement’s carrying amounts and the tax bases of certain assets and liabilities. The Company records a valuation allowance against any portion of those deferred income tax assets that management believes will, more likely than not, fail to be realized.
The determination of the ability of the Company to utilize tax loss carry-forwards to offset deferred income taxes payable requires management to exercise judgment and make assumptions about the future performance of the Company. Management is required to assess whether the Company is “more likely than not” to be able to benefit from these tax losses. Changes in economic conditions, metal prices and other factors could result in revisions to the estimates of the benefits to be realized or the timing of utilizing the losses.
RECENT ACCOUNTING PRONOUNCEMENTS
Recently issued United States accounting pronouncements have been outlined below.
In February 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 155, “Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140” (SFAS 155). This Statement amends FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, and FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. SFAS 155 resolves issues addressed in Statement 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.” This Statement will be effective for financial instruments acquired or issued by the Company after the beginning of its 2007 fiscal year. The Company expects that the adoption of this Statement will not have a material effect on its financial condition or results of operations.
In March 2006, the FASB issued Statement of Financial Accounting Standards No. 156, “Accounting for Servicing of Financial Assets — an amendment of FASB Statement No. 140” (SFAS 156). This Statement provides guidance addressing the recognition and measurement of separately recognized

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
servicing assets and liabilities, common with mortgage securitization activities, and provides an approach to simplify efforts to obtain hedge accounting treatment. SFAS 156 is effective after the beginning of an entity’s fiscal year that begins after September 15, 2006. The Company expects that the adoption of this Statement will have no impact on its financial condition or results of operations.
In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109” (FIN 48). This interpretation clarifies the recognition threshold and measurement of a tax position taken or expected to be taken on a tax return, and requires expanded disclosure with respect to the uncertainty in income taxes. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company expects that the adoption of FIN 48 will not have a material effect on its financial condition or results of operations.
In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (SFAS 157). This Statement defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company expects that adoption of SFAS 157 will not have a material impact on its financial condition or results of operations.
In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108 (SAB 108). SAB 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 permits companies to record the cumulative effect of initially applying this approach in the first fiscal year ending after November 15, 2006 by recording necessary correcting adjustments to the carrying values of assets and liabilities as of the beginning of that year with the offsetting adjustment recorded to the opening balance of retained earnings. Adoption of SAB 108 did not have a material impact on the Company’s financial condition and results of operations.
In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — including an amendment of FASB Statement No. 115” (SFAS 159) which permits entities to choose to measure many financial instruments and certain other items at fair value. This statement is effective for fiscal periods beginning after November 15, 2007. The Company is currently evaluating the impact, if any, that adoption of SFAS 159 will have on its financial condition or results of operations.
RISKS AND UNCERTAINTIES
Material risks and uncertainties affecting Ivanhoe Mines, their potential impact, and the Company’s principal risk management strategies, are as follows:
Ivanhoe Mines may be unsuccessful in completing an Investment Agreement with the Government of Mongolia for the Oyu Tolgoi Project or may only be able to complete the contract on terms that effectively impair the economic viability of the project.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
The Investment Agreement with the Government of Mongolia is expected to address a broad range of matters relevant to the Oyu Tolgoi Project, and the nature and scope of the Investment Agreement is of fundamental importance to the viability of the Oyu Tolgoi Project. The amendments to the Mining Law that were implemented in the Spring of 2006 establish a broad framework for an Investment Agreement, and a substantial portion of the terms are subject to the discretion and mutual agreement of the Government and the applicable mining license holder. Current negotiations with the Government on the terms of the Investment Agreement are proceeding in good faith and in a productive manner. Nevertheless, the Mongolian Government can, within the discretionary mandate imposed by the Mining Law, propose to complete the Agreement only on terms that would severely impact the economic viability of the Oyu Tolgoi Project or effectively prevent the Company from coming to an agreement with the Government on the Investment Agreement. Any such result would have a significant adverse effect on the development of the Oyu Tolgoi Project and the Company itself.
Ivanhoe Mines’ ability to carry on business in Mongolia is subject to political risk.
Ivanhoe Mines holds its interest in the Oyu Tolgoi Project, the Nariin Sukhait Project and its Mongolian exploration properties through mining licences and exploration licences that enable it to conduct operations or development and exploration activities. Notwithstanding these arrangements, Ivanhoe Mines’ ability to conduct operations or exploration and development activities is subject to changes in legislation or government regulations or shifts in political attitudes beyond Ivanhoe Mines’ control.
Government policy may change to discourage foreign investment, nationalization of mining industries may occur or other government limitations, restrictions or requirements not currently foreseen may be implemented. There can be no assurance that Ivanhoe Mines’ assets will not be subject to nationalization, requisition or confiscation, whether legitimate or not, by any authority or body.
There is no assurance that provisions under Mongolian law for compensation and reimbursement of losses to investors under such circumstances would be effective to restore the value of Ivanhoe Mines’ original investment. Similarly, Ivanhoe Mines’ operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, environmental legislation, mine safety and annual fees to maintain mineral licences in good standing. There can be no assurance that Mongolian laws protecting foreign investments will not be amended or abolished or that existing laws will be enforced or interpreted to provide adequate protection against any or all of the risks described above.
There can be no assurance that Ivanhoe Mines will be capable of raising the additional funding that it needs to carry out its development and exploration objectives.
The further development and exploration of the Oyu Tolgoi Project and the various other mineral properties in which it holds interests depends upon Ivanhoe Mines’ ability to obtain financing through capital markets, sales of non-core assets or other means. While the share purchase entitlements and obligations of Rio Tinto pursuant to the Rio Tinto Transaction may, if consummated in their entirety, account for a substantial portion of the development cost of the Oyu Tolgoi Project, there is no assurance that Ivanhoe Mines will meet the conditions necessary to trigger Rio Tinto’s purchase obligations or that Rio Tinto will exercise its entitlement to subscribe for more share capital pursuant to its warrants and other rights. In particular, Rio Tinto’s obligation to complete the second tranche

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
private placement is subject to the Company obtaining an Investment Agreement on terms acceptable to Rio Tinto. Until an Investment Agreement with the Government of Mongolia is actually finalized and approved, it is not possible to predict to what extent the Company will be successful in negotiating and obtaining terms and conditions in an Investment Agreement that is acceptable to Rio Tinto. Meanwhile, Rio Tinto’s warrants are exercisable at the discretion of Rio Tinto, and Ivanhoe Mines has no control over the decision to exercise those warrants. If the second tranche private placement is not completed and/or the warrants are not exercised by Rio Tinto, there is no assurance that the Company will be successful in obtaining financing from other sources necessary for development of the Oyu Tolgoi Project, on favourable terms or at all. Even if Rio Tinto does subscribe for the maximum amount contemplated in the Rio Tinto Transaction, such amount would not necessarily be sufficient to cover all contingencies relating to the Oyu Tolgoi Project or to develop related projects such as the coal deposits. Depressed markets for precious and base metals may make it difficult or impossible for Ivanhoe Mines to obtain debt financing or equity financing. Ivanhoe Mines operates in a region of the world that is prone to economic and political upheaval and instability, which may make it more difficult for Ivanhoe Mines to obtain debt financing from project lenders. Failure to obtain additional financing on a timely basis may cause Ivanhoe Mines to postpone its development plans, forfeit rights in some or all of its properties or joint ventures or reduce or terminate some or all of its operations.
The Hugo Dummett Deposit mineral resources and the Nariin Sukhait resources do not have demonstrated economic viability and the feasibility of mining has not been established.
A substantial portion of the mineral resources identified to date on the Oyu Tolgoi Project and all of the resources on the Nariin Sukhait Project are not mineral reserves and do not yet have demonstrated economic viability. There can be no assurance that additional mineral reserves will be identified on the property. With the exception of the Southern Oyu Deposits, the feasibility of mining from the Oyu Tolgoi Project and the Nariin Sukhait Project has not been, and may never be, established.
There is a degree of uncertainty attributable to the estimation of reserves, resources and corresponding grades being mined or dedicated to future production. Until reserves or resources are actually mined and processed, the quantity of reserves or resources and grades must be considered as estimates only. In addition, the quantity of reserves or resources may vary depending on the prevailing metals market. Any material change in the quantity of its reserves, resources, grades or stripping ratio may affect the economic viability of a particular property. In addition, there can be no assurance that metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.
Lack of infrastructure in proximity to the Oyu Tolgoi Project could adversely affect mining feasibility.
The Oyu Tolgoi Project is located in an extremely remote area which currently lacks basic infrastructure, including sources of electric power, water, housing, food and transport, necessary to develop and operate a major mining project. While Ivanhoe Mines has established the limited infrastructure necessary to conduct its current exploration and development activities, substantially greater sources of power, water, physical plant and transport infrastructure in the area will need to be established before Ivanhoe Mines can conduct mining operations. Lack of availability of the means and inputs necessary to establish such infrastructure may adversely affect mining feasibility.

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(Stated in U.S. dollars, except where noted)
Establishing such infrastructure will, in any event, require significant financing, identification of adequate sources of raw materials and supplies and necessary approvals from national and regional governments, none of which can be assured.
The Nariin Sukhait Project is similarly located in a remote area.
Mining projects are sensitive to the volatility of metal prices.
The long-term viability of Ivanhoe Mines depends in large part on the world market prices of copper and gold. The market prices for these metals are volatile and are affected by numerous factors beyond Ivanhoe Mines’ control. These factors include international economic and political trends, expectations of inflation, global and regional demand, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities, increased production due to improved mining and production methods and economic events, including the performance of Asia’s economies.
The aggregate effect of these factors on metals prices is impossible for Ivanhoe Mines to predict. Should prevailing metal prices fall and remain below variable production costs of Ivanhoe Mines’ current and planned mining operations for a sustained period, losses may be sustained and, under certain circumstances, there may be a curtailment or suspension of some or all of Ivanhoe Mines’ mining, development and exploration activities. Ivanhoe Mines would also have to assess the economic impact of any sustained lower metal prices on recoverability and, therefore, the cut-off grade and level of Ivanhoe Mines’ reserves and resources. These factors could have an adverse impact on Ivanhoe Mines’ future cash flows, earnings, results of operations, stated reserves and financial condition.
The following table sets forth for the periods indicated (1) the London Metals Exchange’s high, low and average settlement prices for copper in U.S. dollars per pound and (2) the high, low and average London afternoon fixing prices for gold.

	Copper			Gold
Year	High	Low	Average	High	Low	Average
2001	$0.83	$0.60	$0.72	$293	$256	$271
2002	$0.77	$0.65	$0.71	$349	$278	$310
2003	$1.05	$0.71	$0.81	$416	$320	$363
2004	$1.49	$1.06	$1.30	$454	$375	$409
2005	$2.11	$1.39	$1.67	$536	$411	$444
2006	$3.99	$2.06	$3.05	$725	$524	$604
Ivanhoe Mines’ business in Mongolia may be harmed if the country fails to complete its transition from state socialism and a planned economy to political democracy and a free market economy.
Since 1990, Mongolia has been in transition from state socialism and a planned economy to a political democracy and a free market economy. Much progress has been made in this transition but much remains to be done, particularly with respect to the rule of law. Many laws have been enacted, but in many instances they are neither understood nor enforced. For decades Mongolians have looked to politicians and bureaucrats as the sources of the “law”. This has changed in theory, but often not in

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(Stated in U.S. dollars, except where noted)
practice. With respect to most day-to-day activities in Mongolia, government civil servants interpret, and often effectively make, the law. This situation is gradually changing but at a relatively slow pace. Laws may be applied in an inconsistent, arbitrary and unfair manner and legal remedies may be uncertain, delayed or unavailable.
Recent and future amendments to Mongolian laws could adversely affect Ivanhoe Mines’ mining rights in the Oyu Tolgoi Project or make it more difficult or expensive to develop the project and carry out mining.
In 2006, Mongolia implemented revisions to the Minerals Law. A summary of these amendments is contained in the “Outlook” section of this report.
Although these amendments have been enacted into law, clarification is required from the Government as the affect of these laws on the Oyu Tolgoi Project depends on the processing and development options considered for the project.
Accordingly, until these issues are addressed and clarified, there can be no assurance that the present government or a future government will refrain from enacting legislation or adopting government policies that are adverse to Ivanhoe Mines’ interests or that impair Ivanhoe Mines’ ability to develop and operate the Oyu Tolgoi Project on the basis presently contemplated.
Ivanhoe Mines may experience difficulties with its joint venture partners.
Ivanhoe Mines is currently earning an interest in a property held by Entrée which is adjacent to the Hugo Dummett Deposit. Upon earning an interest, Ivanhoe Mines will form a joint venture with Entrée and may in the future enter into additional joint ventures in respect of other properties with third parties. Ivanhoe Mines is subject to the risks normally associated with the conduct of joint ventures, which include disagreements as to how to develop, operate and finance a project and possible litigation between the participants regarding joint venture matters. These matters may have an adverse effect on Ivanhoe Mines’ ability to realize the full economic benefit of its interest in the property that is the subject of the joint venture, which could affect its results of operations and financial condition.
Ivanhoe Mines may be unable to enforce its legal rights in certain circumstances.
In the event of a dispute arising at or in respect of, Ivanhoe Mines’ foreign operations, including the Oyu Tolgoi Project, Ivanhoe Mines may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada or other jurisdictions. Ivanhoe Mines may also be hindered or prevented from enforcing its rights with respect to a governmental entity or instrumentality because of the doctrine of sovereign immunity.
The Trust may not be able to sell the interest in the Myanmar Assets on a timely basis or for its fair value
Pursuant to the transaction establishing the Trust, the Trust is obligated to sell its interest in the Myanmar Assets to a third party. Until such time as that sale occurs, Ivanhoe Mines will not receive the consideration that it is seeking for the project. There are numerous international sanctions directed at the Government of Myanmar by several constituencies, including the United States, European Union and Canada. While the sanctions in their current form do not affect Ivanhoe Mines’ investments in Myanmar, they effectively reduce the number of potential purchasers for the Myanmar Assets and

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(Stated in U.S. dollars, except where noted)
have, in the past, hindered the orderly conduct of commercial operations. Accordingly, it may difficult for the Trust to arrange a sale of the Myanmar Assets on reasonable commercial terms or at all.
Changes in, or more aggressive enforcement of, laws and regulations could adversely impact Ivanhoe Mines’ business.
Mining operations and exploration activities are subject to extensive laws and regulations. These relate to production, development, exploration, exports, imports, taxes and royalties, labour standards, occupational health, waste disposal, protection and remediation of the environment, mine decommissioning and reclamation, mine safety, toxic substances, transportation safety and emergency response and other matters.
Compliance with these laws and regulations increases the costs of exploring, drilling, developing, constructing, operating and closing mines and other facilities. It is possible that the costs, delays and other effects associated with these laws and regulations may impact Ivanhoe Mines’ decision as to whether to continue to operate in a particular jurisdiction or whether to proceed with exploration or development of properties. Since legal requirements change frequently, are subject to interpretation and may be enforced to varying degrees in practice, Ivanhoe Mines is unable to predict the ultimate cost of compliance with these requirements or their effect on operations. Furthermore, changes in governments, regulations and policies and practices could have an adverse impact on Ivanhoe Mines’ future cash flows, earnings, results of operations and financial condition.
Ivanhoe Mines is subject to substantial environmental and other regulatory requirements and such regulations are becoming more stringent. Non-compliance with such regulations, either through current or future operations or a pre-existing condition could materially adversely affect Ivanhoe Mines.
All phases of Ivanhoe Mines’ operations are subject to environmental regulations in the various jurisdictions in which it operates. For example, the Oyu Tolgoi Project is subject to a requirement to develop an environmental impact assessment, as well as other environmental protection obligations. Environmental legislation is evolving in a manner which will likely require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect Ivanhoe Mines’ operations. Environmental hazards may exist on the properties in which Ivanhoe Mines holds interests which are presently unknown to Ivanhoe Mines and which have been caused by previous or existing third party owners or operators of the properties.
Government approvals and permits are sometimes required in connection with Ivanhoe Mines’ operations. To the extent such approvals are required and not obtained, Ivanhoe Mines may be delayed or prohibited from proceeding with planned exploration or development of its mineral properties.
Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining

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(Stated in U.S. dollars, except where noted)
operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.
Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on Ivanhoe Mines and cause increases in capital expenditures or production costs or reductions in levels of production at producing properties or require abandonment or delays in the development of new mining properties.
Previous mining operations may have caused environmental damage at Ivanhoe Mines mining sites, and if Ivanhoe Mines cannot prove that such damage was caused by such prior operators, its indemnities and exemptions from liability may not be effective.
Ivanhoe Mines has received exemptions from liability from relevant governmental authorities for environmental damage caused by previous mining operations at the Monywa Copper Project in Myanmar and the Bakyrchik gold project in Kazakhstan. There is a risk, however, that, if an environmental accident occurred at those sites, it may be difficult or impossible to assess the extent to which environmental damage was caused by Ivanhoe Mines’ activities or the activities of previous operators. In that event, the liability exemptions could be ineffective and possibly worthless.
The actual cost of developing the Oyu Tolgoi Project may differ significantly from Ivanhoe Mines’ estimates and involve unexpected problems or delays.
The estimates regarding the development and operation of the Oyu Tolgoi Project are based on the 2005 IDP. This study establishes estimates of reserves and resources and operating costs and projects economic returns. These estimates are based, in part, on assumptions about future metal prices. The 2005 IDP derives estimates of average cash operating costs based upon, among other things:
•	anticipated tonnage, grades and metallurgical characteristics of ore to be mined and processed;

•	anticipated recovery rates of copper and gold from the ore;

•	cash operating costs of comparable facilities and equipment; and

•	anticipated climatic conditions.
Actual operating costs, production and economic returns may differ significantly from those anticipated by the 2005 IDP and future development reports.
There are also a number of uncertainties inherent in the development and construction of any new mine including the Oyu Tolgoi Project. These uncertainties include:
•	the timing and cost, which can be considerable, of the construction of mining and processing facilities;

•	the availability and cost of skilled labour, power, water and transportation;

•	the availability and cost of appropriate smelting and refining arrangements;

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•	the need to obtain necessary environmental and other government permits, and the timing of those permits; and

•	the availability of funds to finance construction and development activities.
The cost, timing and complexities of mine construction and development are increased by the remote location of a property such as the Oyu Tolgoi Project. It is common in new mining operations to experience unexpected problems and delays during development, construction and mine start-up. In addition, delays in the commencement of mineral production often occur. Accordingly, there is no assurance that Ivanhoe Mines’ future development activities will result in profitable mining operations.
Ivanhoe Mines ability to obtain dividends or other distributions from our subsidiaries may be subject to restrictions imposed by law, foreign currency exchange regulations and our financing arrangements.
Ivanhoe Mines conducts its operations through subsidiaries. Its ability to obtain dividends or other distributions from its subsidiaries may be subject to restrictions on dividends or repatriation of earnings under applicable local law, monetary transfer restrictions and foreign currency exchange regulations in the jurisdictions in which the subsidiaries operate. The subsidiaries’ ability to pay dividends or make other distributions to Ivanhoe Mines is also subject to their having sufficient funds to do so. If the subsidiaries are unable to pay dividends or make other distributions, Ivanhoe Mines growth may be inhibited unless it is able to obtain additional equity or debt financing on acceptable terms. In the event of a subsidiary’s liquidation, Ivanhoe Mines may lose all or a portion of its investment in that subsidiary.
There can be no assurance that the interest held by Ivanhoe Mines in its exploration, development and mining properties is free from defects or that material contractual arrangements between Ivanhoe Mines and entities owned or controlled by foreign governments will not be unilaterally altered or revoked.
Ivanhoe Mines has investigated its rights to explore and exploit its various properties and, to the best of its knowledge, those rights are in good standing but no assurance can be given that such rights will not be revoked, or significantly altered, to the detriment of Ivanhoe Mines. There can also be no assurance that Ivanhoe Mines’ rights will not be challenged or impugned by third parties. Ivanhoe Mines has also applied for rights to explore, develop and mine various properties, but there is no certainty that such rights, or any additional rights applied for, will be granted on terms satisfactory to Ivanhoe Mines or at all.
The proceeds from the sale of the Savage River Project are dependent on iron ore prices and the remaining supply of ore at the Savage River Project.
The remaining portion of the proceeds payable to Ivanhoe Mines from the sale of the Savage River Project are deferred, and the amount of such payments are dependent on prevailing prices for iron ore (as represented by the Nibrasco/JSM pellet price) in the year that the compensation is paid and the total tonnage of iron ore pellets sold from the Savage River Project in that year. The price of iron ore was at the high end of recent historical trends when the first payment occurred in March 2006 and it has softened since then. Such prices are very volatile and in the past prices have suffered significant declines. Lower prices means lower corresponding payments to Ivanhoe Mines than the annual payment received in March 2006. In addition, while current reserve and resource estimates indicate that the mine will be capable of producing sufficient ore to meet the 1,800,000 tonnes per

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
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(Stated in U.S. dollars, except where noted)
year threshold for the term of deferred payments, there is no assurance that these estimates will actually bear themselves out. If insufficient ore is actually present to produce the maximum threshold amount of ore, then the corresponding payments to Ivanhoe Mines will be lower.
Competition for new mining properties by larger, more established companies may prevent Ivanhoe Mines from acquiring interests in additional properties or mining operations.
Significant and increasing competition exists for mineral acquisition opportunities throughout the world. As a result of this competition, some of which is with large, better established mining companies with substantial capabilities and greater financial and technical resources, Ivanhoe Mines may be unable to acquire rights to exploit additional attractive mining properties on terms it considers acceptable. Accordingly, there can be no assurance that Ivanhoe Mines will acquire any interest in additional operations that would yield reserves or result in commercial mining operations.
Ivanhoe Mines has a limited operating history, and there is no assurance that it will be capable of consistently producing positive cash flows.
Ivanhoe Mines has paid no dividends on its Common Shares since incorporation and does not anticipate doing so in the foreseeable future. Ivanhoe Mines has a limited operating history and there can be no assurance of its ability to operate its projects profitably. While Ivanhoe Mines may in the future generate additional working capital through the operation, development, sale or possible syndication of its properties, there is no assurance that Ivanhoe Mines will be capable of producing positive cash flow on a consistent basis or that any such funds will be available for exploration and development programs.
As an exploration and development company that has a limited production history, Ivanhoe Mines has incurred losses since its inception, and it expects to continue to incur losses until sometime after the start-up of production at Oyu Tolgoi. As at December 31, 2006, Ivanhoe Mines had an accumulated deficit of $878.2 million. There can be no assurance that Ivanhoe Mines will achieve or sustain profitability in the future.
A substantial portion of Ivanhoe Mines’ operations involve exploration and development and there is no guarantee that any such activity will result in commercial production of mineral deposits.
Development of Ivanhoe Mines’ mineral properties is contingent upon obtaining satisfactory exploration results. Mineral exploration and development involves substantial expenses and a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to adequately mitigate. There is no assurance that additional commercial quantities of ore will be discovered on any of Ivanhoe Mines’ exploration properties. There is also no assurance that, even if commercial quantities of ore are discovered, a mineral property will be brought into commercial production. The discovery of mineral deposits is dependent upon a number of factors, not the least of which is the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit, once discovered, is also dependent upon a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, metal prices and government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection. In addition, assuming discovery of a commercial ore body, depending on the type of mining operation involved, several years can elapse

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(Stated in U.S. dollars, except where noted)
from the initial phase of drilling until commercial operations are commenced. Most of the above factors are beyond the control of Ivanhoe Mines.
Ivanhoe Mines cannot insure against all of the risks associated with mining.
Exploration, development and production operations on mineral properties involve numerous risks and hazards, including:
•	rock bursts, slides, fires, earthquakes or other adverse environmental occurrences;

•	industrial accidents;

•	labour disputes;

•	political and social instability;

•	technical difficulties due to unusual or unexpected geological formations;

•	failures of pit walls; and

•	flooding and periodic interruptions due to inclement or hazardous weather condition.
These risks can result in, among other things:
•	damage to, and destruction of, mineral properties or production facilities;

•	personal injury;

•	environmental damage;

•	delays in mining;

•	monetary losses; and

•	legal liability.
It is not always possible to obtain insurance against all such risks and Ivanhoe Mines may decide not to insure against certain risks as a result of high premiums or other reasons. The incurrence of an event that is not fully covered, or covered at all, by insurance, could have a material adverse effect on Ivanhoe Mines’ financial conditions, results of operations and cash flows and could lead to a decline in the value of the securities of Ivanhoe Mines. Ivanhoe Mines does not maintain insurance against political or environmental risks. Also, because of the recent major increases in insurance premiums and the inability to obtain full coverage, the Monywa Copper Project is self-insuring on a portion of the mine assets.
As a result of the rights to acquire common shares and other rights granted to Rio Tinto pursuant to the Rio Tinto Transaction, Rio Tinto has the ability to significantly influence the business and affairs of Ivanhoe Mines.
The first tranche of the private placement, together with the additional rights granted to Rio Tinto in the Rio Tinto Transaction to obtain additional common shares pursuant to a second tranche private placement and the exercise of the warrants, will give Rio Tinto the voting power to significantly influence the policies, business and affairs of the Company and the outcome of any significant corporate transaction or other matter, including a merger, business combination or a sale of all, or substantially all, of the Company’s assets. Subject to certain limited exceptions, Rio Tinto also has a

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right of first refusal with respect to any proposed disposition by the Company of an interest in the Oyu Tolgoi Project. Rio Tinto’s share position in the Company and its right of first refusal with respect to the Oyu Tolgoi Project may have the effect of delaying, deterring or preventing a transaction involving a change of control of the Company in favour of a third party that otherwise could result in a premium in the market price of the common shares in the future.
Rio Tinto will also be able to significantly influence the management, development and operation of the Oyu Tolgoi Project through its representatives on the OT Technical Committee, established to manage the Oyu Tolgoi Project. Provided Rio Tinto maintains a minimum level of shareholding in the Company, Rio Tinto’s appointees to the OT Technical Committee will have a veto over certain specified material decisions during the five year period following closing of the first tranche private placement and, thereafter, Rio Tinto appointees will represent a majority of the members of the OT Technical Committee and will thereby be entitled to control the ongoing decisions made by the OT Technical Committee.
Ivanhoe Mines is exposed to risks of changing political stability and government regulation in the countries in which it operates.
Ivanhoe Mines holds mineral interests in countries which may be affected in varying degrees by political stability, government regulations relating to the mining industry and foreign investment therein, and the policies of other nations in respect of these countries. Any changes in regulations or shifts in political conditions are beyond the control of Ivanhoe Mines and may adversely affect its business. Ivanhoe Mines’ operations may be affected in varying degrees by government regulations, including those with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, employment, land use, water use, environmental legislation and mine safety. Ivanhoe Mines’ operations may also be affected in varying degrees by political and economic instability, economic or other sanctions imposed by other nations, terrorism, military repression, crime, extreme fluctuations in currency exchange rates and high inflation.
In certain areas where Ivanhoe Mines is active, the regulatory environment is in a state of continuing change, and new laws, regulations and requirements may be retroactive in their effect and implementation. The laws of many of the countries in which Ivanhoe Mines operates also contain inconsistencies and contradictions. Many of them are structured to bestow on government bureaucrats substantial administrative discretion in their application and enforcement with the result that the laws are subject to changing and different interpretations. As such, even Ivanhoe Mines’ best efforts to comply with the laws may not result in effective compliance in the determination of government bureaucrats.
Ivanhoe Mines conducts certain of its operations through co-operative joint ventures with government controlled entities. While this connection benefits Ivanhoe Mines in some respects, there is a substantial inequality with respect to the influence of the parties with the applicable government. Governments in these countries hold a substantial degree of subjective control over the application and enforcement of laws and the conduct of business. This inequality would become particularly detrimental if a business dispute arises between joint venture parties. Ivanhoe Mines seeks to minimize this issue by including international arbitration clauses in relevant agreements whenever possible and by maintaining positive relations with both its joint venture partners and local

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(Stated in U.S. dollars, except where noted)
governments, but there can be no guarantee that these measures will be sufficient to protect Ivanhoe Mines’ interest in these countries.
Ivanhoe Mines’ prospects depend on its ability to attract and retain key personnel.
Recruiting and retaining qualified personnel is critical to Ivanhoe Mines’ success. The number of persons skilled in the acquisition, exploration and development of mining properties is limited and competition for such persons is intense. Ivanhoe Mines believes that it has been successful in recruiting excellent personnel to meet its corporate objectives but, as Ivanhoe Mines’ business activity grows, it will require additional key financial, administrative, mining, marketing and public relations personnel as well as additional staff on the operations side. Although Ivanhoe Mines believes that it will be successful in attracting and retaining qualified personnel, there can be no assurance of such success.
Certain directors of Ivanhoe Mines are directors or officers of, or have significant shareholdings, in other mineral resource companies and there is the potential that such directors will encounter conflicts of interest with Ivanhoe Mines.
Certain of the directors of the Company are directors or officers of, or have significant shareholdings in, other mineral resource companies and, to the extent that such other companies may participate in ventures in which Ivanhoe Mines may participate, the directors of Ivanhoe Mines may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. This includes the nominees of Rio Tinto, which is entitled to nominate directors to the board of directors of the Company in proportion to its holdings of the Company’s issued and outstanding common shares from time to time. Certain of these nominees are or may be directors or officers of, or have significant shareholdings in, Rio Tinto companies or other mineral resource companies and, to the extent that such companies may engage in business relationships with the Company, the directors of the Company appointed by Rio Tinto may have conflicts of interest in negotiating and concluding terms of such relationships. In all case where directors and officers have an interest in another resource company, such other companies may also compete with Ivanhoe Mines for the acquisition of mineral property rights. In the event that any such conflict of interest arises, a director who has such a conflict will disclose the conflict to a meeting of the directors of the Company and will abstain from voting for or against the approval of such a participation or such terms. In appropriate cases, Ivanhoe Mines will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. From time to time, several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the laws of the Yukon Business Corporations Act, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not Ivanhoe Mines will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the potential benefits to Ivanhoe Mines, the degree of risk to which Ivanhoe Mines may be exposed and its financial position at that time.

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RELATED-PARTY TRANSACTIONS
The following tables summarize related party expenses incurred by Ivanhoe Mines, primarily on a cost recovery basis, with an officer of a subsidiary of Ivanhoe Mines, a company subject to significant influence by Ivanhoe Mines, a company affiliated with Ivanhoe Mines, or with companies related by way of directors or shareholders in common. The tables below summarize the transactions with related parties and the types of expenditures incurred with related parties:

	Years ended December 31,
	2006	2005
Global Mining Management Corporation (a)	$7,015	$4,169
Ivanhoe Capital Aviation LLC (b)	3,840	3,421
Fognani & Faught, PLLC (c)	1,394	823
Jinshan Gold Mines Inc. (d)	—	1,122
Ivanhoe Capital Pte. Ltd. (e)	78	60
Ivanhoe Capital Services Ltd. (f)	743	755
Ivanhoe Energy Inc. (g)	—	175

	$13,070	$10,525

	Years ended December 31,
	2006	2005
Exploration	$—	$1,122
Legal	1,394	823
Office and administrative	2,306	2,216
Salaries and benefits	5,530	2,943
Travel (including aircraft rental)	3,840	3,421

	$13,070	$10,525

The above noted transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.
Accounts receivable and accounts payable at December 31, 2006, included $319,000 and $1,419,000, respectively (December 31, 2005 — $451,000 and $1,102,000, respectively), which were due from/to a company under common control, a company affiliated with Ivanhoe Mines, or companies related by way of directors in common.
(a)	Global Mining Management Corporation (Global) is a private company based in Vancouver owned equally by seven companies, one of which is Ivanhoe Mines. Global has a director in common with the Company. Global provides administration, accounting, and other office services to the Company on a cost-recovery basis.

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(b)	Ivanhoe Capital Aviation LLC (Aviation) is a private company 100% owned by the Company’s Chairman. Aviation operates an aircraft which is rented by the Company on a cost-recovery basis.

(c)	An officer of a subsidiary of Ivanhoe Mines is a partner with Fognani & Faught, PLLC, a legal firm which provides legal services to Ivanhoe Mines.

(d)	During 2005, the Company incurred exploration expenditures as part of several joint venture agreements with Jinshan.

(e)	Ivanhoe Capital Pte. Ltd. (Ivanhoe Capital) is a private company 100% owned by the Company’s Chairman. Ivanhoe Capital provides for administration, accounting, and other office services in Singapore and London on a cost-recovery basis.

(f)	Ivanhoe Capital Services Ltd. (Services) is a private company 100% owned by the Company’s Chairman. Services provides for salaries associated with certain employees of the Company located in Singapore on a cost-recovery basis.

(g)	Ivanhoe Energy Inc. (Ivanhoe Energy) is a public company in which the Company’s Chairman has a significant interest and holds the position of Deputy Chairman. During 2005, Ivanhoe Energy provided for administration and other office services in Beijing on a cost-recovery basis.
At the end of 2006 and 2005, Ivanhoe Mines’ discontinued Savage River operations owed approximately $5.1 million to the Company’s Chairman. This debt originated as a result of the December 2000 acquisition, by Ivanhoe Mines, of the Savage River operation. Following the sale of the Savage River operations in February 2005, repayment of this balance is contingent upon Ivanhoe Mines receiving proceeds in excess of approximately $111.1 million from the sale of the Savage River operations. To date, $49.7 million has been received from the sale with an additional $19.5 million expected to be received on March 31, 2007.
DISCLOSURE CONTROLS AND PROCEDURES
Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s principal executive officer and principal financial officer, on a timely basis so that appropriate decisions can be made regarding public disclosure.
As of the end of the Company’s fiscal year ended December 31, 2006, an evaluation of the effectiveness of the Company’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the Exchange Act)) was carried out by the Company’s management with the participation of the principal executive officer and principal financial officer. Based upon that evaluation, the Company’s principal executive officer

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
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and principal financial officer have concluded that as of the end of that fiscal year, the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to the Company’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.
It should be noted that while the Company’s principal executive officer and principal financial officer believe that the Company’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Company’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.
MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
Management is responsible for establishing and maintaining adequate internal control over the Company’s financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act). Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with United States generally accepted accounting principles and the requirements of the Securities and Exchange Commission in the United States, as applicable. Management excluded from its assessment the internal control over financial reporting at Myanmar Ivanhoe Copper Company Limited (MICCL) in which it holds a 50% interest, because the Company does not have the ability to dictate or modify controls at MICCL and does not have the ability to assess, in practice, the controls at the entity. Under U.S. generally accepted accounting principles, MICCL is accounted for using the equity method of accounting and the Company’s proportionate interest in individual assets, liabilities, revenues and expenses is excluded from the consolidated financial statement amounts of the Company. Under Canadian generally accepted accounting principles, the Company proportionately consolidates MICCL which constitutes 24% and 29% of net and total assets respectively, and 10% of net loss of the consolidated financial statement amounts as of and for the year ended December 31, 2006. The Company’s principal executive officer and principal financial officer have assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2006 in accordance with Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, the Company’s principal executive officer and principal financial officer have determined that the Company’s internal control over financial reporting was effective as of December 31, 2006 and have certified Ivanhoe Mines’ annual filings with the U.S. Securities and Exchange Commission on Form 40-F as required by the United States Sarbanes-Oxley Act and with Canadian securities regulatory authorities.
Management reviewed the results of management’s assessment with the Audit Committee of the Company’s Board of Directors. Deloitte & Touche LLP, independent registered chartered accountants, was engaged, as approved by a vote of the Company’s shareholders, to audit and provide

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
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independent opinions on the Company’s consolidated financial statements, management’s assessment of internal control over financial reporting and the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006. Deloitte & Touche LLP has provided such opinions.
Changes in internal control over financial reporting
During the year ended December 31, 2006 there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
QUALIFIED PERSONS
Disclosure of a scientific or technical nature in this MD&A in respect of each of the material mineral resource properties of Ivanhoe Mines was prepared by or under the supervision of the “qualified persons” (as that term is defined in NI 43-101) listed below:

Relationship to
Property	Qualified Person	Ivanhoe Mines

Oyu Tolgoi Project	Bernard Peters, GRD Minproc Limited	Independent consultant

Nariin Sukhait Project	Richard D. Tifft and Patrick P. Riley, Norwest Corporation	Independent consultant
OVERSIGHT ROLE OF THE AUDIT COMMITTEE
The Audit Committee reviews, with management and the external auditors, the Company’s MD&A and related consolidated financial statements and approves the release of such information to shareholders. For each audit or quarterly review, the external auditors prepare a report for members of the Audit Committee summarizing key areas, significant issues and material internal control weaknesses encountered, if any.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
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CAUTIONARY STATEMENTS
LANGUAGE REGARDING RESERVES AND RESOURCES
Readers are advised that National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101) of the Canadian Securities Administrators requires that each category of mineral reserves and mineral resources be reported separately. For detailed information related to Company resources and reserves, readers should refer to the Annual Information Form of the Company for the year ended December 31, 2006, and other continuous disclosure documents filed by the Company since January 1, 2007, at www.sedar.com.
NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES
This document, including the documents incorporated by reference herein, has been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of United States securities laws. Without limiting the foregoing, this document, including the documents incorporated by reference herein, uses the terms “measured”, “indicated” and “inferred” resources. United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the “inferred resources” will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of “contained ounces” is a permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in this document, or in the documents incorporated by reference, may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC. National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101) is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in or incorporated by reference in this document have been prepared in accordance with NI 43-101. These standards differ significantly from the requirements of the SEC, and reserve and resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies. NI 43-101 permits a historical estimate made prior to the adoption of NI 43-101 that does not comply with NI 43-101 to be disclosed using the historical terminology if the disclosure: (a) identifies the source and date of the historical estimate; (b) comments on the relevance and reliability of the historical estimate; (c) states whether the historical estimate uses categories other than those prescribed by NI 43-101; and (d) includes any more recent estimates or data available.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
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FORWARD-LOOKING STATEMENTS
Certain statements made herein, including statements relating to matters that are not historical facts and statements of our beliefs, intentions and expectations about developments, results and events which will or may occur in the future, which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and statements are typically identified by words such as “anticipate,” “could,” “should,” “expect,” “seek,” “may,” “intend,” “likely,” “plan,” “estimate,” “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements respecting anticipated business activities; planned expenditures; corporate strategies; proposed acquisitions and dispositions of assets; discussions with third parties respecting material agreements; the expected timing and outcome of Ivanhoe Mines’ discussions with representatives of the Government of Mongolia for an Investment Agreement in respect of the Oyu Tolgoi Project; the estimated timing and cost of bringing the Oyu Tolgoi Project into commercial production; anticipated future production and cash flows; target milling rates; the impact of amendments to the laws of Mongolia and other countries in which Ivanhoe Mines carries on business; the timing for completion of the 2007 IDP and changes in mine plan contemplated thereunder; the timing of commencement of full construction of the Oyu Tolgoi Project; the completion of licence transfers and the closing of the Coal Division merger and completion of an updated mine plan for the Nariin Sukhait Project; the potential sale of the Monywa Copper Project by the Trust to a third party; the possibility of having to record, in the future, a significant reduction of the project’s carrying value on the Company’s financial statements; and other statements that are not historical facts.
All such forward-looking information and statements are based on certain assumptions and analyses made by Ivanhoe Mines’ management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks and Uncertainties” elsewhere in this MD&A. The reader is cautioned not to place undue reliance on forward-looking information or statements.
This MD&A also contains references to estimates of mineral reserves and mineral resources. The estimation of reserves and resources is inherently uncertain and involves subjective judgments about many relevant factors. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation, which may prove to be unreliable. There can be no assurance that these estimates will be accurate or that such mineral reserves and mineral resources can be mined or processed profitably. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Except as required by law, the Company does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
MANAGEMENT’S REPORT TO THE SHAREHOLDERS
The Consolidated Financial Statements and the management’s discussion and analysis of financial condition and results of operations (MD&A) are the responsibility of the management of Ivanhoe Mines Ltd. These financial statements and the MD&A have been prepared by management in accordance with accounting principles generally accepted in United States and regulatory requirements, respectively, using management’s best estimates and judgment of all information available up to March 30, 2007.
The Board of Directors has approved the information contained in the consolidated financial statements and the MD&A. The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal controls. The Audit Committee of the Board of Directors, consisting solely of outside directors, meets regularly during the year with financial officers of the Company and the external auditors to satisfy itself that management is properly discharging its financial reporting responsibilities to the Directors who approve the consolidated financial statements.
These financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the accounting policies summarized in Note 2 to the Consolidated Financial Statements.
The consolidated financial statements have been audited by Deloitte & Touche LLP, independent registered chartered accountants, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). They have full and unrestricted access to the Audit Committee.

John Macken	Tony Giardini
President and CEO	Chief Financial Officer

March 30, 2007
Vancouver, BC, Canada